6/7

06014771

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Misys plc

*CURRENT ADDRESS Burleigh House, Chapel Oak
Salford Priors
Evesham, WR11 8SP United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 30 2006 E
THOMSON FINANCIAL

FILE NO. 82- 34981 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: EBB

DAT : 6/29/06

A. FILINGS AT COMPANIES HOUSE

169(1B)

Companies House — for the record —

RECEIVED 2006 JUN -7 P 3:21

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Company Number 1360027

Company Name in full Misys plc

Please do not write in the space below. For Inland Revenue use only

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number of shares	500,000	700,000	400,000
Date(s) shares delivered to the company	13.04.06	18.04.06	20.04.06
For each share: Nominal value	£0.01	£0.01	£0.01
Maximum price paid	216.72170	212.50870	214.53580
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 3,429,312.62

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 17,150.00

TR(POS)

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed Andrew Gray **Date** 27/04/06

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Matt Armitage - Burleigh House, Chapel Oak, Salford Priors,
Evesham WR11 8SP
Tel 01386 872154
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
— for the record —

RECEIVED
2006 JUN -7 P 3:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

169A(2)

Return by a public company cancelling or selling or transferring shares from treasury

CHWP000

Pursuant to section 169A(2) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number 1360027

Company Name in full Misys plc

TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number of shares cancelled	2,000,000	2,000,000	2,000,000
Nominal value of each share	£0.01	£0.01	£0.01
Date(s) shares were cancelled	13.04.06	25.04.06	26.04.06

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

Class of shares *(ordinary or preference etc)*			
Number of shares sold or transferred			
Nominal value of each share			
Date(s) shares were sold or transferred			

ES
TR(Pos

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Signed Andrew Gray **Date** 27/04/06

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Matt Armitage - Burleigh House, Chapel Oak, Salford Priors,
Evesham WR11 8SP
Tel 01386 872154
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

BLUEPRINT OneWorld

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 1360027

Company Name in full Misys plc

	Day	Month	Year
Date of termination of appointment	1 3	0 9	2 0 0 5

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title Mr * Honours etc

Forename(s) Ian

Surname Dyson

Please insert details as previously notified to Companies House.

	Day	Month	Year
† Date of Birth	1 1	0 5	1 9 6 2

RECEIVED 2006 JAN -7 P 3:43 OFFICE OF INTERNATIONAL CORPORATE FINANCE

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 10/10/05

(** serving director/~~secretary/administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Matt Armitage, Burleigh House, Chapel Oak, Salford Priors, Evesham, WR11 8SP, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

BLUEPRINT OneWorld

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 1360027

Company Name in full Misys plc

	Day	Month	Year
Date of termination of appointment	1 3	0 9	2 0 0 5

as director X as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME * Style / Title: Mr * Honours etc:

Forename(s): Robert Alexander

Surname: Ingram

	Day	Month	Year
† Date of Birth	0 6	1 2	1 9 4 2

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 10/10/05

(** serving ~~director~~/Assistant secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Matt Armitage, Burleigh House, Chapel Oak, Salford Priors, Evesham, WR11 8SP, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number: 1360027

Company Name in full: Misys plc

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 14 Month 11 Year 2005

Name *Style / Title: Mr *Honours etc:

Forename(s): Jasper Philip

Surname: McMahon

† Date of Birth: Day 15 Month 03 Year 1959

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

Ground Floor Flat, 33 Warrington Crescent

Post town: London

County / Region:

Postcode: W9 1EJ

Country:

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate.

Signed [signature] Date 9/12/05

(** director ~~/ secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Matt Armitage - Misys plc, Burleigh House, Chapel Oak, Salford Priors,

Evesham WR11 8SP Tel 01386 872154

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form April 2002

BLUEPRINT OneWorld

RECEIVED
2005 NOV -7 P 3:29
CORPORATE FINANCE

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 1360027

Company Name in full Misys plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year		Day	Month	Year
Date of appointment	0 2	1 1	2 0 0 5	† Date of Birth	2 5	0 1	1 9 3 9

Appointment as director: X as secretary:

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: * Honours etc:

Forename(s): John

Surname: King

Previous forename(s): Previous surname(s):

Usual residential address: 21802 N Calle Royale

Post town: Scottsdale Postcode: AZ 85255

County / Region: Arizona Country: United States

† Nationality: American † Business occupation: Consultant

† Other directorships (additional space next page):

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 2/11/05

A director, secretary etc must sign the form below.

Signed [signature] **Date** 2/11/05

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Matt Armitage, Burleigh House, Chapel Oak, Salford Priors, Evesham, WR11 8SP, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number	1360027
† Other directorships	

† Directors only.

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BLUEPRINT

BLUEPRINT
OneWorld

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 1360027

Company Name in full: Misys plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	01	10	2005
† Date of Birth	09	02	1949

Appointment as director: X as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title:
* Honours etc:

Forename(s): John

Surname: Ormerod

Previous forename(s):
Previous surname(s):

Usual residential address: 8 Broadlands Road

Post town: London Postcode: N6 4AN

County / Region: Country:

† Nationality: British † Business occupation: Accountant

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature: [signature] **Date**: 14/10/05

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed: [signature] **Date**: 17/10/05

(**a ~~director~~/ ASSISTANT secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Matt Armitage, Burleigh House, Chapel Oak, Salford Priors, Evesham, WR11 8SP, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 1360027

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BLUEPRINT OneWorld

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.
CHFP010

Company Number 1360027

Company Name in full Misys plc

Name John Ormerod

Company Name	Resignation
Andersen Consultants Limited (Dissolved)	16/01/2003
Anderson Consulting Limited	16/01/2003
Arthur Andersen & Co (Dissolved)	16/01/2003
Arthur Andersen & Co Nominees	16/01/2003
Arthur Andersen Services (1) (Dissolved)	16/01/2003
Arthur Andersen Services (Dissolved)	16/01/2003
B.H. Administration Services (Dissolved)	16/01/2003
Binder Hamlyn Nominees Limited (Dissolved)	16/01/2003
Binder Hamlyn Services Limited (Dissolved)	16/01/2003
Binder Hamlyn Trustee Company Limited (Dissolved)	16/01/2003
BMS Associates Limited	
BMS Group Limited	
D.W. Property Company Limited	16/01/2003
National Housing Federation Investments Limited	28/06/2002
One Eighty Limited	07/11/2002
Precis (1286) Limited (Dissolved)	16/01/2003
Precis (1287) Limited	16/01/2003
S G Archibald Limited (Dissolved)	16/01/2003
The Roundhouse Trust	
Transport for London	

Companies House
— for the record —

288b(ef)

Termination of Appointment of a Director or Secretary

Company Name: **MISYS PLC**

Company Number: **01360027**

Received for filing in Electronic Format on the: **04/01/2006**

X0FL1BS1

Resignation Details

Position: **DIRECTOR** *Date of Resignation:* **31/12/2005**

Name: **MR IVAN MARTIN** *Date of Birth:* **26/04/1955**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **04/01/2006** *Authenticated:* **Yes (E/W)**

Companies House
— for the record —

Company Name
MISYS PLC

363s Annual Return

RECEIVED
2006 JUN -7 P 3:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
1360027

Information extracted from Companies House records on 10th September 2005

Section 1: Company details

Ref: 1360027/09/28	Current details	Amended details
Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Burleigh House, Chapel Oak Salford Priors Evesham WR11 8SP	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Address where the Register is held ~~Lloyds Bank Plc~~ ~~Registrars Department~~ The Causeway Worthing West Sussex BN99 6DA	Address LLOYDS TSB REGISTRARS THE CAUSWAY, WORTHING WEST SUSSEX BN99 6DA. UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	SIC Code / Description 7220 Software consultancy and supply	SIC CODE / Description

Company Number - 1360027

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Joseph Daniel FITZ **Address** 35 Aria House 5-15 Newton Street Covent Garden London WC2B 5EN	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode Date of change __ / __ / ____ Date Joseph Daniel FITZ ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Anthony George Laurence ALEXANDER **Address** Crafnant Gregories Farm Lane Beaconsfield Buckinghamshire HP9 1HJ **Date of birth** 04/04/1938 **Nationality** British **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Anthony George Laurence ALEXANDER ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Sir Dominic CADBURY This is a service address for the beneficiary of a Confidentiality Order. **Address** 183 Euston Road London NW1 2BE **Date of birth** 12/05/1940 **Nationality** British **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode ____ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Sir Dominic CADBURY ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	~~**Name** Ian DYSON **Address** Field House Manor Way, Knott Park Oxshott Surrey KT22 0HS **Date of birth** 11/05/1962 **Nationality** British **Occupation** Company Director~~	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode ____ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change 13 / 09 / 2005 Date Ian DYSON ceased to be director (if applicable) 13 / 09 / 2005

Company Number - 1360027

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Howard EVANS **Address** Charlton Park House Charlton Park Gate Cheltenham Gloucestershire GL53 7DJ **Date of birth** 15/12/1950 **Nationality** British **Occupation** Finance Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Howard EVANS ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** George FARR **Address** 69 Vine Yard Lane Greenwich Connecticut Usa 06831 **Date of birth** 27/03/1941 **Nationality** American **Occupation** Vice Chairman	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date George FARR ceased to be director (if applicable) __ / __ / ____

Company Number - 1360027

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	Name Robert Alexander INGRAM Address 3624 Dover Road Durham North Carolina 27707 Usa Date of birth 05/12/1942 Nationality United States Occupation Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Robert Alexander INGRAM ceased to be director (if applicable) 13 / 09 / 2005
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	Name John Kevin LOMAX This is a service address for the beneficiary of a Confidentiality Order. Address Misys Plc, Burleigh House Chapel Oak, Salford Priors Evesham Worcestershire WR11 8SP Date of birth 08/12/1948 Nationality British Occupation Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date John Kevin LOMAX ceased to be director (if applicable) __ / __ / ____

Company Number - 1360027

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Ivan MARTIN **Address** 11 Herald Way Burbage Hinckley Leicestershire LE10 2NX **Date of birth** 26/04/1955 **Nationality** British **Occupation** Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ␣␣␣␣ ␣␣␣ Date of birth ␣␣ / ␣␣ / ␣␣␣␣ Nationality ____ Occupation ____ Date of change ␣␣ / ␣␣ / ␣␣␣␣ Date Ivan MARTIN ceased to be director (if applicable) ␣␣ / ␣␣ / ␣␣␣␣
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Jasper Philip MCMAHON **Address** 6 Honiton Road London NW6 6QE **Date of birth** 15/03/1959 **Nationality** British **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ␣␣␣␣ ␣␣␣ Date of birth ␣␣ / ␣␣ / ␣␣␣␣ Nationality ____ Occupation ____ Date of change ␣␣ / ␣␣ / ␣␣␣␣ Date Jasper Philip MCMAHON ceased to be director (if applicable) ␣␣ / ␣␣ / ␣␣␣␣

Company Number - 1360027

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Al-Noor RAMJI **Address** 10 Alexander Place London SW7 2SF **Date of birth** 18/05/1954 **Nationality** British **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ⌞⌞⌞⌞ ⌞⌞⌞ Date of birth ⌞⌞ / ⌞⌞ / ⌞⌞⌞⌞ Nationality ____ Occupation ____ Date of change ⌞⌞ / ⌞⌞ / ⌞⌞⌞⌞ Date Al-Noor RAMJI ceased to be director (if applicable) ⌞⌞ / ⌞⌞ / ⌞⌞⌞⌞
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Thomas Kevin SKELTON **Address** 9101 Tealby Place Raleigh Nc 27615 United States **Date of birth** 10/11/1960 **Nationality** American **Occupation** Chief Executive Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ⌞⌞⌞⌞ ⌞⌞⌞ Date of birth ⌞⌞ / ⌞⌞ / ⌞⌞⌞⌞ Nationality ____ Occupation ____ Date of change ⌞⌞ / ⌞⌞ / ⌞⌞⌞⌞ Date Thomas Kevin SKELTON ceased to be director (if applicable) ⌞⌞ / ⌞⌞ / ⌞⌞⌞⌞

Company Number - 1360027

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Dr Jurgen ZECH	Name ______
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address Donauweg 7 Cologne 50858 Germany	Address ______ ______ ______
		UK Postcode ____ ___
	Date of birth 14/07/1939	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Nationality** German	Nationality ______
	Occupation Non Executive Director	Occupation ______
		Date of change __ / __ / ____
		Date Dr Jurgen ZECH ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital (C)

Issued share capital details

fill in the ...ails of total share ...apital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY 1p	559,727,036	£5,597,270

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 559,727,036.

Aggregate Nominal Value of issued shares: £5,597,270

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 03/10/2004

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Company Number - 1360027

Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (~~Director~~ / Secretary)

Date __ __ / __ __ / __ __ __ __

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *3/10/2005*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

***Note:** The form must be delivered to CH within 28 days of this date*

3. Date of next return

☐ If you wish to change your next return to a date earlier than **3rd October 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: MATT ARMITAGE

Telephone number *inc code*: 01386 832154

Address: BURLINGH HOUSE, CHAPEL OAK, SALFORD PRIORS, EVESHAM

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ____________________

Postcode: WR11 8SP

• PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

2005 JUN -7 P 3:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFP083

Company Number 1360027

Company name in full Misys PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	20,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.05		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A19 *A5YTC70D* 0095
COMPANIES HOUSE 09/06/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 20,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 20,000

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 28/7/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Misys PLC, Burleigh House
Chapel Oak, Salford Priors, Evesham, WR11 8SP
ESP-EXEC./JP/1048 Tel: 01386 871373
DX number DX exchange

B. ANNOUNCEMENTS MADE TO THE FSA THROUGH A REGULATORY INFORMATION SERVICE PROVIDED BY THE LSE PURSUANT TO THE LISTING RULES

PRNUK-1805061457-953C

Transfer of Shares held in Treasury

Misys plc announces that on 18 May 2006 it transferred to participants in its employee share schemes, 5,000 ordinary shares at a price of 178p per share. The shares were all formerly held as treasury shares.

Following the above transfer of shares out of Treasury, Misys plc holds a total of 52,393,436 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 499,333,600.

18.05.06

Analyst / Investor Enquiries:

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

PRNUK-1205061702-B7CE

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company MISYS plc	2. Name of shareholder having a major interest HBOS PLC THROUGH VARIOUS LEGAL ENTITIES
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18 NON-BENEFICIAL INTEREST OF SHAREHOLDERS NAMED IN 2. ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of *shares* held by each of them SEE ATTACHED SCHEDULE

5. Number of *shares*/amount of stock acquired NOT KNOWN	6. Percentage of issued class (any *treasury shares* held by *the listed company* should not be taken into account when calculating percentage)	7. Number of *shares*/amount of stock disposed NOT KNOWN	8. Percentage of issued class (any treasury shares held by *the listed company* should not be taken into account when calculating percentage)

9. *Class of security* ORDINARY 1p SHARES	10. Date of transaction Not known	11. Date *listed company* informed 11.05.06

12. Total holding following this notification 21,868,862 SHARES	13. Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage) 4.38%

14. Any additional information	15. Name of contact and telephone number for queries MATT ARMITAGE 01386 872154
16. Name and signature of authorised officer of the listed company official responsible for making this notification MATT ARMITAGE Date of notification: 12 May 2006	

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

Misys plc - Schedule 10 - Notification of Major Interests in Shares – 8 May 2005

Registered Holder	Fund	No. of shares held
HSDL Nominees Ltd	N/A	23
Nortrust Nominees a/c CMI06	WP	5,769,631
Nortrust Nominees a/c CMI10	1105	1,043,065
Nortrust Nominees a/c CMM13	2314	6,423,006
Nortrust Nominees a/c CMM34	2304	3,688,470
Nortrust Nominees a/c HLI23	HLBA	420,828
Nortrust Nominees a/c HLI24	HPBA	42,774
Nortrust Nominees a/c HLI25	HLFO	414,254
Nortrust Nominees a/c HLI26	HPFO	38,711
Nortrust Nominees a/c HLI27	HXPEN	41,821
Nortrust Nominees a/c HLI28	HXLFE	454,279
State Street Nominees Ltd a/c 2GDG	2GDG	1,400,000
State Street Nominees Ltd a/c 2GDL	2GDL	952,000
State Street Nominees Ltd a/c 2GEZ	2GEZ	175,000
State Street Nominees Ltd a/c 2GFA	2GFA	1,005,000
Total		**21,868,862**

RECEIVED

2006 JUN -7 P 3:49

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FOR IMMEDIATE RELEASE
5 MAY 2006

MISYS plc

Misys plc completes sale of Misys General Insurance to Montagu Private Equity

Misys plc announces today (5 May 2006) the completion of the sale of its general insurance broking systems business, Misys General Insurance, to Montagu Private Equity Limited, in line with the company's announcement on 29 March 2006.

(ENDS)

ANALYST/INVESTOR ENQUIRIES

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914
Email: josh.rosenstock@misys.co.uk

About Misys General Insurance

Misys General Insurance was founded in 1979 by Kevin Lomax, Misys Chief Executive. It is the leading supplier of IT solutions to general insurance intermediaries in the UK and Republic of Ireland. It has over 1,800 customers and partners with the UK's leading insurance companies. It comprises Misys Financial Systems Limited, Misys Insurance Services (Ireland) Limited, Misys Insurance Management Limited (MIM) and ACT Insurance Systems Limited. Through MIM it owns Countrywide, the largest intermediary network in the UK with 800 members. Misys General Insurance pioneered the development of electronic transaction processing in the UK general insurance market, and is today the leader in full cycle EDI (electronic data interchange) delivery. It is based in Worcester, England, and has over 300 employees.

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a

market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

Misys. Making things that really matter, work better.

PRNUK-0311051702-568D

RECEIVED
2005 NOV -7 P 3:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Please ensure the entries on this return are typed

1.	Name of company:	Misys plc
2.	Name of scheme:	Misys 1987 Executive Share Option Scheme
3.	Period of return:	From: 1 May 2005 to 31 October 2005
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	455,000 Ordinary Shares of 1p each
5.	Number of shares issued/allotted under scheme during period:	68,975
6.	Balance under scheme not yet issued/allotted at end of period:	386,025
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	5,252,885 Ordinary Shares of 1p each 18 September 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 559,727,036

Contact for queries:	Address:
Name: Ruth Russell	Burleigh House, Chapel Oak, Salford Priors,
Telephone: 01386 872129	Evesham, Worcs. WR11 8SP.

Person making return

Name: Andrea Gray

Position: Assistant Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Please ensure the entries on this return are typed

1.	Name of company:	Misys plc
2.	Name of scheme:	Misys 1991 Performance - Related Share Option Scheme
3.	Period of return:	From: 1 May 2005 to 31 October 2005
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	393,401 Ordinary Shares of 1p each
5.	Number of shares issued/allotted under scheme during period:	0
6.	Balance under scheme not yet issued/allotted at end of period:	393,401
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	538,400 Ordinary Shares of 1p each 18 September 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 559,727,036

Contact for queries:	Address:
Name: Ruth Russell	Burleigh House, Chapel Oak, Salford Priors,
Telephone: 01386 872129	Evesham, Worcs. WR11 8SP.

Person making return

Name: Andrea Gray

Position: Assistant Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Please ensure the entries on this return are typed

1.	Name of company:	Misys plc
2.	Name of scheme:	Misys 2000 Share Option Plan
3.	Period of return:	From 1 May 2005 to 31 October 2005
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	223,623 Ordinary Shares of 1p each
5.	Number of shares issued/allotted under scheme during period:	196,666
6.	Balance under scheme not yet issued/allotted at end of period:	26,957
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	770,712 Ordinary Shares of 1p each 14 August 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 559,727,036

Contact for queries:	Address:
Name: Ruth Russell	Burleigh House, Chapel Oak, Salford Priors,
Telephone: 01386 872129	Evesham, Worcs. WR11 8SP.

Person making return

Name: Andrea Gray

Position: Assistant Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Please ensure the entries on this return are typed

1.	Name of company:	Misys plc
2.	Name of scheme:	Misys 2001 Sharesave Scheme
3.	Period of return:	From 1 May 2005 to 31 October 2005
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	810,290 Ordinary Shares of 1p each
5.	Number of shares issued/allotted under scheme during period:	60,258
6.	Balance under scheme not yet issued/allotted at end of period:	750,032
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	898,504 Ordinary Shares of 1p each 15 January 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 559,727,036

Contact for queries:	Address:
Name: Ruth Russell	Burleigh House, Chapel Oak, Salford Priors,
Telephone: 01386 872129	Evesham, Worcs. WR11 8SP.

Person making return

Name: Andrea Gray

Position: Assistant Company Secretary

PRNUK-0205061802-8110

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Please ensure the entries on this return are typed

1.	Name of company:	Misys plc
2.	Name of scheme:	Misys 1987 Executive Share Option Scheme
3.	Period of return:	From: 1 November 2005 to 30 April 2006
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	386,025 Ordinary Shares of 1p each
5.	Number of shares issued/allotted under scheme during period:	0
6.	Balance under scheme not yet issued/allotted at end of period:	386,025
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	5,252,885 Ordinary Shares of 1p each 18 September 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 553,727,036

Contact for queries:	Address:
Name: Ruth Russell	Burleigh House, Chapel Oak, Salford Priors,
Telephone: 01386 872129	Evesham, Worcs. WR11 8SP.

Person making return

Name: Andrea Gray

Position: Assistant Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Please ensure the entries on this return are typed

1.	Name of company:	Misys plc
2.	Name of scheme:	Misys 1991 Performance - Related Share Option Scheme
3.	Period of return:	From: 1 November 2005 to 30 April 2006
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	393,401 Ordinary Shares of 1p each
5.	Number of shares issued/allotted under scheme during period:	0
6.	Balance under scheme not yet issued/allotted at end of period:	393,401
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	538,400 Ordinary Shares of 1p each 18 September 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 553,727,036

Contact for queries:	Address:
Name: Ruth Russell	Burleigh House, Chapel Oak, Salford Priors,
Telephone: 01386 872129	Evesham, Worcs. WR11 8SP.

Person making return

Name: Andrea Gray

Position: Assistant Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Please ensure the entries on this return are typed

1.	Name of company:	Misys plc
2.	Name of scheme:	Misys 2000 Share Option Plan
3.	Period of return:	From 1 November 2005 to 30 April 2006
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	26,957 Ordinary Shares of 1p each
5.	Number of shares issued/allotted under scheme during period:	0
6.	Balance under scheme not yet issued/allotted at end of period:	26,957
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	770,712 Ordinary Shares of 1p each 14 August 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 553,727,036

Contact for queries:	Address:
Name: Ruth Russell	Burleigh House, Chapel Oak, Salford Priors,
Telephone: 01386 872129	Evesham, Worcs. WR11 8SP.

Person making return

Name: Andrea Gray

Position: Assistant Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Please ensure the entries on this return are typed

1.	Name of company:	Misys plc
2.	Name of scheme:	Misys 2001 Sharesave Scheme
3.	Period of return:	From 1 November 2005 to 30 April 2006
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	750,032 Ordinary Shares of 1p each
5.	Number of shares issued/allotted under scheme during period:	0
6.	Balance under scheme not yet issued/allotted at end of period:	750,032
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	898,504 Ordinary Shares of 1p each 15 January 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 553,727,036

Contact for queries:	Address:
Name: Ruth Russell	Burleigh House, Chapel Oak, Salford Priors,
Telephone: 01386 872129	Evesham, Worcs. WR11 8SP.

Person making return

Name: Andrea Gray

Position: Assistant Company Secretary

PRNUK-0205061802-8110

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Please ensure the entries on this return are typed

1.	Name of company:	Misys plc
2.	Name of scheme:	Misys 1987 Executive Share Option Scheme
3.	Period of return:	From: 1 November 2005 to 30 April 2006
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	386,025 Ordinary Shares of 1p each
5.	Number of shares issued/allotted under scheme during period:	0
6.	Balance under scheme not yet issued/allotted at end of period:	386,025
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	5,252,885 Ordinary Shares of 1p each 18 September 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 553,727,036

Contact for queries:	Address:
Name: Ruth Russell	Burleigh House, Chapel Oak, Salford Priors,
Telephone: 01386 872129	Evesham, Worcs. WR11 8SP.

Person making return

Name: Andrea Gray

Position: Assistant Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Please ensure the entries on this return are typed

1.	Name of company:	Misys plc
2.	Name of scheme:	Misys 1991 Performance - Related Share Option Scheme
3.	Period of return:	From: 1 November 2005 to 30 April 2006
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	393,401 Ordinary Shares of 1p each
5.	Number of shares issued/allotted under scheme during period:	0
6.	Balance under scheme not yet issued/allotted at end of period:	393,401
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	538,400 Ordinary Shares of 1p each 18 September 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 553,727,036

Contact for queries:	Address:
Name: Ruth Russell	Burleigh House, Chapel Oak, Salford Priors,
Telephone: 01386 872129	Evesham, Worcs. WR11 8SP.

Person making return

Name: Andrea Gray

Position: Assistant Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Please ensure the entries on this return are typed

1.	Name of company:	Misys plc
2.	Name of scheme:	Misys 2000 Share Option Plan
3.	Period of return:	From 1 November 2005 to 30 April 2006
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	26,957 Ordinary Shares of 1p each
5.	Number of shares issued/allotted under scheme during period:	0
6.	Balance under scheme not yet issued/allotted at end of period:	26,957
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	770,712 Ordinary Shares of 1p each 14 August 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 553,727,036

Contact for queries:	Address:
Name: Ruth Russell	Burleigh House, Chapel Oak, Salford Priors,
Telephone: 01386 872129	Evesham, Worcs. WR11 8SP.

Person making return

Name: Andrea Gray

Position: Assistant Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Please ensure the entries on this return are typed

1.	Name of company:	Misys plc
2.	Name of scheme:	Misys 2001 Sharesave Scheme
3.	Period of return:	From 1 November 2005 to 30 April 2006
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	750,032 Ordinary Shares of 1p each
5.	Number of shares issued/allotted under scheme during period:	0
6.	Balance under scheme not yet issued/allotted at end of period:	750,032
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	898,504 Ordinary Shares of 1p each 15 January 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 553,727,036

Contact for queries:	Address:
Name: Ruth Russell	Burleigh House, Chapel Oak, Salford Priors,
Telephone: 01386 872129	Evesham, Worcs. WR11 8SP.

Person making return

Name: Andrea Gray

Position: Assistant Company Secretary

PRNUK-2804061719-A492
Purchase of Own Securities.

Misys plc announces that on 28 April 2006 it purchased 1,000,000 of its own ordinary shares at a price of 208.8547p per share from JPMorgan Cazenove Limited. The Company intends to hold these shares in Treasury.

Following the purchase of these shares the Company holds a total of 54,423,643 of its shares in Treasury and has 499,303,393 shares in issue (excluding Treasury shares).

28.04.06

Analyst / Investor Enquiries:

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

PRNUK-2604061731-A32C
Purchase and Cancellation of Own Securities.

Misys plc announces that on 26 April 2006 it purchased 500,000 of its own ordinary shares at a price of 211.6409p per share from JPMorgan Cazenove Limited. The Company intends to hold these shares in Treasury.

In addition, the Company announces that on 26 April 2006 it cancelled 2,000,000 shares held in Treasury.

Following the purchase and cancellation of the shares the Company holds a total of 52,423,643 of its shares in Treasury and has 501,303,393 shares in issue (excluding Treasury shares).

26.04.06

Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

MISYS plc

STATEMENT RE CEO, MISYS BANKING SYSTEMS

Misys plc, the global software and solutions provider, announces today (20 April, 2006) that Steve Vaughan, CEO, Misys Banking Systems, is to leave the company by mutual agreement, with immediate effect.

It has become clear that there are material differences between Mr Vaughan and the company as to the future direction of Misys Banking Systems. Given this, the Misys Board and Mr Vaughan have agreed that it is appropriate for him to leave the company at this point.

For the time being, Kevin Lomax, Chief Executive, Misys plc, will resume the additional responsibilities of CEO of Misys Banking Systems.

(ENDS)

ANALYST/INVESTOR ENQUIRIES

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721
Email: susan.cottam@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

MISYS

30 MARCH 2006
FOR IMMEDIATE RELEASE

MISYS plc

Misys terminates Sesame disposal process

Misys plc announces today (30 March 2006) that it has terminated discussions with potential purchasers of Sesame, its subsidiary that provides support services to UK financial advisers. The Board has concluded that it is not possible to achieve a sale price for Sesame that reflects good value for the business in relation to its asset value and long-term prospects. Consequently, the Board believes that it is not in shareholders' interests to proceed with a sale at this time.

It remains the Board's view that Sesame is not core to the company's strategy. However, Misys confirms that it will continue to own and manage Sesame for the foreseeable future. Sesame is operated as a standalone entity and has a strong management team who will continue to run the business.

Kevin Lomax, Chief Executive, Misys plc, said: "It has been our intention throughout the sale process to create value for shareholders. Sesame is a business with good long-term prospects and it is currently trading well, reflecting increased productivity from its base of Registered Individuals, who are its customers, and more positive market conditions.

"The transition of Sesame's business model to encompass directly regulated revenue streams such as multi-tie and additional income from new business areas, is progressing well. We have concluded that this progress was not going to be fully reflected in the achievable price. In light of this, we have come to the view that this is not the right time to sell Sesame."

(ENDS)

A conference call for analysts and investors, chaired by Kevin Lomax, Chief Executive, will be held at 08.30hrs today. To access this call dial +44 (0) 1296 480 180, passcode 134387#.

The call will be available for replay on +44 (0) 1296 618 700, passcode 624373#, until 5 April 2006.

ANALYST/INVESTOR ENQUIRIES

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914
Email: josh.rosenstock@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

RECEIVED

2006 JUN -7 P 3:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MISYS

FOR IMMEDIATE RELEASE
29 MARCH 2006

MISYS plc

Misys plc to sell Misys General Insurance to Montagu Private Equity

Misys plc announces today (29 March 2006) that it has agreed to sell its general insurance broking systems business, Misys General Insurance ('MGI'), to Montagu Private Equity Limited. The gross proceeds from the sale will be approximately £182 million and will be satisfied entirely in cash on completion. Completion is expected to take place within the next three months, subject to consent from the Financial Services Authority (FSA) to the change of control and other customary closing conditions. Misys intends to use the proceeds from this transaction initially to repay existing company debt.

Misys General Insurance is the leading supplier of IT solutions and products for the general insurance intermediary industry in the UK and the Republic of Ireland. Through Misys Insurance Management ('MIM'), MGI also offers customers membership of a broker network that provides access to superior insurance schemes and preferential service levels from insurers.

"The general insurance business has been a strong contributor to Misys for over two decades of our growth and development," said Kevin Lomax, Chief Executive, Misys plc. "It is the leader in its market and has consistently delivered high profit margins and strong cash flow. The Board has taken the decision to sell it because it is no longer central to our strategy, which is to focus on the expansion opportunities in our core markets of banking and healthcare. We are pleased that the management team, under the leadership of Phillip Bell, has found a strong and enthusiastic backer in Montagu Private Equity, and we wish them well for the future development of the business."

Jason Gatenby, Director, Montagu Private Equity, said, "We are delighted to agree this transaction with Misys. MGI is a business which we have followed for some time. It has delivered excellent financial performance while staying at the forefront of its market. This is the kind of business, and management team, in which we like to invest. The business has good opportunities for growth as a standalone business and we are looking forward to working with Phillip Bell and his team to exploit them."

Phillip Bell, Chief Executive of MGI, said, "While Misys has been a good corporate parent to this business in its first quarter century, we believe that there are avenues for future development which we will be better able to explore as an independent company. This transaction is good news for our customers, our insurance partners and our employees."

Whilst MGI itself is not a regulated business, the business it carries out through MIM is regulated by the FSA. The sale of MGI is therefore subject to the FSA's consent to the change of control. Closing is subject to receipt of this consent from the FSA,

which is expected within the next three months. Closing is also subject to conditions typical for a transaction of this type.

As at 30 November 2005, MGI had gross assets of £8.8 million. In the year to 31 May 2005, MGI delivered pre-tax profit of £15.8 million from revenue of £33.7 million; in the six months to 30 November 2005, MGI's operating profit was £7.3 million and its revenue was £16.0 million.

Lexicon Partners Limited acted as financial adviser to Misys in respect of this transaction.

(ENDS)

ANALYST/INVESTOR ENQUIRIES

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914
Email: josh.rosenstock@misys.co.uk

About Misys General Insurance

Misys General Insurance was founded in 1979 by Kevin Lomax, Misys Chief Executive. It is the leading supplier of IT solutions to general insurance intermediaries in the UK and Republic of Ireland. It has over 1,800 customers and partners with the UK's leading insurance companies. It comprises Misys Financial Systems Limited, Misys Insurance Services (Ireland) Limited, Misys Insurance Management Limited (MIM) and ACT Insurance Systems Limited. Through MIM it owns Countrywide, the largest intermediary network in the UK with 800 members. Misys General Insurance pioneered the development of electronic transaction processing in the UK general insurance market, and is today the leader in full cycle EDI (electronic data interchange) delivery. It is based in Worcester, England, and has over 300 employees.

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

Misys. Making things that really matter, work better.

MISYS

28 March 2006

Misys plc

Misys Banking Systems acquires NEOMAlogic enhancing its trade services portfolio

Misys plc, the global software and solutions company, announces today (28 March 2006) that Misys Banking Systems has acquired NEOMAlogic, the award-winning trade finance solutions company for €12m in cash. Headquartered in Paris, NEOMAlogic has successfully developed and marketed its electronic banking trade finance solution, Global Trade Portal, which allows corporate customers of banks to manage all their trade services via the Internet. The product will be re-branded with immediate effect as Misys Trade Portal.

Developed in Java, Misys Trade Portal strengthens Misys Banking Systems' existing trade services product portfolio with additional functionality enabling users to trade more efficiently. Misys Trade Portal will be sold as an integrated solution with Misys Trade Innovation as well as a stand-alone product. This new solution will provide an upgrade path to a new technology platform for existing customers of Misys Online Banking Trade Edition.

Andrew Hebron, head of product management, international & regional banking, Misys Banking Systems, comments, "NEOMAlogic's Global Trade Portal is universally recognised as the market-leading product in its class for the international market. Its award-winning product is being used by some of the major banks in the world, including BNP Paribas, Société Générale and Lloyds TSB. Not only does it provide corporates with a highly functional trade finance solution, it also allows banks to create a trade finance community within their client base and integrate into their clients' daily trade activities. When implemented with Misys Trade Innovation, Misys Trade Portal provides a proven, integrated solution for global trade banks."

Through this acquisition, Misys Banking Systems is now able to offer the industry the best Internet-based tool available coupled with the leading system for trade services. Banks can now provide a comprehensive end-to-end solution that gives their customers the ability to process trade finance transactions at the same time as giving the customer a full view of all their trade services requirements.

-ENDS-

ANALYST/INVESTOR ENQUIRIES

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914
Email: josh.rosenstock@misys.co.uk

About NEOMAlogic

NEOMAlogic is an electronic solutions provider acting primarily in the field of international trade finance. In-depth technical experience and functional expertise in the field of banking and trade contribute to the design and implementation of best of breed e-commerce solutions for its customers. NEOMAlogic won *Euromoney's* 'Best Trade Finance Software/Technology Provider Award in 2005' and *The Banker*'s 'Trade Finance Solution of the Year' in 2003 and 2004.

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 92,000 physicians in 18,000 practice locations, 1,250 hospitals and 600 home care providers. In UK general insurance Misys is the market leader in software solutions. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs over 6,500 people who serve customers in more than 120 countries. For more information, visit www.misys.com

Misys. Making things that really matter, work better.

24 March 2006

MISYS PLC

MISYS HEALTHCARE SYSTEMS ANALYST SEMINAR

Misys plc, the global software and solutions company, will today, 24 March 2006, hold an analyst seminar at the Great Eastern Hotel, Liverpool Street, London. The seminar will provide an opportunity for analysts to learn more about the company's healthcare division, Misys Healthcare Systems. Presentations on all aspects of the division will be given by Tom Skelton, CEO Misys Healthcare Systems and his senior management team.

Following the company's interim results presentation on 26 January 2006, no material new information will be disclosed during the seminar.

-ENDS-

ANALYST/INVESTOR ENQUIRIES

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914
Email: josh.rosenstock@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 92,000 physicians in 18,000 practice locations, 1,250 hospitals and 600 home care providers. In UK general insurance Misys is the market leader in software solutions. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs over 6,500 people who serve customers in more than 120 countries. For more information, visit www.misys.com

Misys. Making things that really matter, work better.

MISYS

22 March 2006

MISYS PLC CONFIRMS SIR DOMINIC CADBURY AS CHAIRMAN

Misys plc, the global software and solutions company, announces today, 22 March 2006, that its Board has confirmed Sir Dominic Cadbury as Chairman on a permanent basis. Sir Dominic has been fulfilling the role on an interim basis since November 2005.

Commenting on the appointment, Senior Independent Director, John Ormerod, said:

'The Board is delighted to confirm that Sir Dominic will continue to lead Misys as Chairman. In conducting the search for a Chairman, the Nominations Committee reviewed a number of strong candidates, consulted with major shareholders and concluded that Sir Dominic was the most appropriate to chair Misys on a permanent basis. The entire Board is pleased that he has agreed to continue in the role on a permanent basis.'

Sir Dominic Cadbury said: 'I very much look forward to continuing in my role as Chairman of Misys, enabling me to provide leadership to the Board and support to Kevin Lomax and his team as we work to deliver the full potential of the business and maximise value for shareholders."

-ENDS-

ANALYST/INVESTOR ENQUIRIES

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914
Email: josh.rosenstock@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 92,000 physicians in 18,000

practice locations, 1,250 hospitals and 600 home care providers. In UK general insurance Misys is the market leader in software solutions. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs over 6,500 people who serve customers in more than 120 countries. For more information, visit www.misys.com

Misys. Making things that really matter, work better.

MISYS

FOR IMMEDIATE RELEASE

MISYS PLC

APPOINTMENT OF STEVE VAUGHAN, CHIEF EXECUTIVE, MISYS BANKING SYSTEMS

Misys plc, the global software and solutions company, announces today (7 March 2006) that Steve Vaughan has been appointed Chief Executive of Misys Banking Systems, the banking division of Misys plc and a leading supplier of banking software. Mr Vaughan will take up the position with effect from 20 March 2006 and will also assume additional responsibility as CEO of the newly created Core Banking business unit within Misys Banking Systems. Mr Vaughan, aged 45, will report to Kevin Lomax, Chief Executive, Misys plc.

Steve Vaughan has significant experience of the technology industry, most recently as Group CEO of Synstar plc, the pan- European IT service provider which is now part of Hewlett Packard. Mr Vaughan transformed Synstar into a profitable business and oversaw the sale process and transition into HP during his time leading the company. Previously, Mr Vaughan held a range of roles at EDS Ltd., the global IT services outsourcing company, latterly as Managing Director, where he had responsibility for the industry division in the UK.

Commenting on the appointment, Misys plc Chief Executive Kevin Lomax, said: "Steve Vaughan brings substantial technology industry knowledge and the experience of running major international organisations, which will be invaluable to Misys. I look forward to working with him as we continue to transform Misys Banking Systems into the global leader in banking software and solutions."

-ENDS-

ANALYST/INVESTOR ENQUIRIES

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914
Email: josh.rosenstock@misys.co.uk

About Misys plc
Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 92,000 physicians in 18,000 practice locations, 1,250 hospitals and 600 home care providers. In UK general insurance Misys is the market leader in software solutions. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs over 6,500 people who serve customers in more than 120 countries. For more information, visit www.misys.com

Misys. Making things that really matter, work better.

MISYS

FOR IMMEDIATE RELEASE

MISYS plc

**Misys Banking Systems acquires INTESIO,
strengthening its multi-channel retail banking offering**

Misys plc announces today (14 February 2006) that Misys Banking Systems has acquired INTESIO GmbH, the specialist multi-channel banking solutions company, for €10million in cash.

The multi-channel INTESIO software will become part of Misys Enterprise Channel Banking, a component of Misys Equation Plus. Misys Enterprise Channel Banking provides banks with a single point of integration addressing every channel - call centre, internet, ATM/POS, telephone and teller - allowing for rapid software implementation and a consistent view of their customers, whatever channels they choose to use.

"This is a valuable addition to our Equation Plus product family," said Clive Pedder, Chief Operating Officer, Core Banking, Misys Banking Systems. "Integrated multi-channel banking gives banks the functionality to serve their existing customers better and enables them to access new markets at a lower operating cost. With Misys Enterprise Channel Banking, banks will be able to significantly improve their multi-channel integration.

"We have worked closely with INTESIO for over two years on joint projects and this acquisition brings a wealth of expertise. We are delighted to welcome the talented team into our business."

This addition to Misys Enterprise Channel Banking is written in Java J2EE, using the same Service Oriented Architecture framework as the rest of Misys Equation Plus.

The acquired business is expected to perform close to break even during the remainder of the current financial year as the process of integrating it with the Misys Equation Plus product family is commenced.

(Ends)

ANALYST/INVESTOR ENQUIRIES

Alex Dee
Misys plc
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam
Misys plc
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721
Email: susan.cottam@misys.co.uk

About INTESIO GmbH

INTESIO GmbH, based in Bad Nauheim and Dresden, delivers standard software components for banks and financial institutions focusing on front-end and middleware solutions. The INTESIO Process Suite (IPS) is a scalable and platform-independent multi channel solution with multi client ability. It allows straight through processing from the front-end (internet, call centre, branch, mobile, self service) to the core banking system. The IPS assures 7x24 hour availability and has open interfaces (IPS Virtual Banking Interface) to backend systems and third party systems. INTESIO has a strong success record in developing software solutions for financial institutions because of a long-standing industry specific business expertise combined with first class J2EE development skills.

About Misys Equation Plus

Misys Equation Plus is the latest retail banking core system from Misys Banking Systems. Building on over 25 years of expertise in banking software, Misys Equation Plus is an SOA-based, 100% Java retail banking system, incorporating a Business Process management capability, a customer hub and has no in-line end-of-day batch run.

About Misys Banking Systems

Misys Banking Systems supplies over 1,200 customers in over 120 countries, among them 49 of the world's top 50 banks, with software and solutions for retail banking, wholesale banking, treasury and capital markets and risk management. It has 2,600 people around the world, over 70% of whom are outside of the United Kingdom, and sales, implementation and customer support teams in over 28 countries. Misys Banking Systems is part of Misys plc.

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 92,000 physicians in 18,000 practice locations, 1,250 hospitals and 600 home care providers. In UK general insurance Misys is the market leader in software solutions. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs over 6,500 people who serve customers in more than 120 countries. For more information, visit www.misys.com

Misys. Making things that really matter, work better.

PRNUK-0702061115-B2AD

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* MISYS PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) iii) ABOVE
3.	Name of *person discharging managerial responsibilities/director* JOHN KING	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* NOT APPLICABLE
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] PERSON REFERRED TO IN 3 ABOVE	6.	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* 1p ORDINARY
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them **CEDE AND COMPANY**	8	State the nature of the transaction **ACQUISITION OF SHARES**

9.	Number of *shares*, debentures or financial instruments relating to *shares* acquired **50,000**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00986%**
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
13.	Price per *share* or value of transaction **US$4.18 PER SHARE**	14.	Date and place of transaction **6 FEBRUARY 2006**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **57,000 or 0.0112%**	16.	Date issuer informed of transaction **7 FEBRUARY 2006**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17	Date of grant	18.	Period during which or date on which it can be exercised
19.	Total amount paid (if any) for grant of the option	20.	Description of *shares* or debentures involved (*class* and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of *shares* or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries **Matt Armitage 01386 872154**

Name and signature of duly authorised officer of *issuer* responsible for making notification

MATT ARMITAGE

Date of notification 7 FEBRUARY 2006

FOR IMMEDIATE RELEASE

MISYS plc

Misys Healthcare Systems Acquires Payerpath Inc.

Web-based electronic processing solutions to complement Misys' existing offerings

Misys plc announces today (1 February 2006) that Misys Healthcare Systems, a market leader in healthcare IT, has acquired Payerpath Inc., a private United States company that provides internet-based solutions for processing health claims. The acquisition combines the expertise of two of the industry's leading electronic processing providers and enables both companies' product lines to be complemented with additional capabilities – thus bringing new, innovative solutions to their respective customer bases and the industry at large.

The consideration for the acquisition was US$49 million in cash. Misys plc expects the acquisition to reduce Misys Healthcare Systems' operating profit by a little over £1 million in the second half of the current financial year, principally as a result of integration costs expected to be incurred before the period end.

Payerpath has established itself as a US leader in handling internet-based healthcare claim transactions and currently processes more web-based claims transactions than any other company – about 50 million a year.

Misys Healthcare Systems will combine Payerpath's operations with its own electronic transactions clearinghouse, M. Transaction Services, which processes more than 420 million electronic transactions a year. The business will operate as Payerpath, A Misys Company, and will be headquartered in Richmond, Virginia, where Payerpath is based.

Tom Skelton, Chief Executive Officer, Misys Healthcare Systems, said: "Payerpath's business philosophy aligns well with ours at Misys Healthcare Systems. We both want to enable healthcare professionals to realize faster and more complete insurance reimbursements at a cost-effective price. Payerpath's quality solutions focus on each step of the reimbursement cycle – providing physician practices, hospitals and payers with a high level of user functionality, revenue cycle management features and adaptability. We're excited to complement our existing offerings with these new capabilities – for both our existing customers and for new customers."

Payerpath President and CEO Jim Brady, who will serve as the President of the combined organisation, added that the acquisition will also broaden Payerpath's reach: "Misys Healthcare Systems enables Payerpath's solutions to compete in the market on a wider scale than before. By utilizing Misys' extensive sales channels, the Payerpath offerings will be able to help more healthcare professionals than we could have reached alone."

(Ends)

ANALYST/INVESTOR ENQUIRIES

Andrew Farmer
Tel: +44 (0) 20 7368 2307
Mob: +44 (0) 7909 895 094
Email: andrew.farmer@misys.co.uk

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7909 895 094
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914
Email: josh.rosenstock@misys.co.uk

About Payerpath
Payerpath is a provider of Internet-based financial management software applications and related services for healthcare providers, hospitals and payers. The company's comprehensive suite of applications, led by Payerpath Claims Management, addresses all steps in the reimbursement cycle—from verifying patient eligibility and correcting inaccurate claims to managing remittance and generating secondary billing. Consequently, providers are able to reduce administrative costs and eliminate payment delays for healthcare services resulting from claims denials. For more information, visit www.payerpath.com.

About Misys Healthcare Systems
Misys Healthcare Systems, one of the top five healthcare IT companies in North America, develops and supports reliable, easy-to-use software and services of exceptional quality that enable physicians and caregivers to more easily manage the complexities of healthcare. Misys' family of leading clinical products and Web-based technologies – Misys Optimum™ solutions – are designed from the ground up to share patient data across all medical care settings. Misys Optimum connects community-based physicians and caregivers to the acute care enterprise, enabling increased efficiencies, better decision-making and improved hospital-physician relations. For more information, visit www.misyshealthcare.com.

About Misys plc
Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 92,000 physicians in 18,000 practice locations, 1,250 hospitals and 600 home care providers. In UK general insurance Misys is the market leader in software solutions. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs over 6,500 people who serve customers in more than 120 countries. For more information, visit www.misys.com

Misys. Making things that really matter, work better.

PRNUK-2601061318-DDB3
Interim Dividend

Misys plc

The Company announces the following timetable in respect of its interim dividend for the year ending 31 May 2006:

Ex dividend date:	Wednesday 1 February 2006
Record date:	Friday 3 February 2006
Dividend payment date:	Friday 7 April 2006

End

26.01.06

Enquiries

Analyst / Investor Enquiries:

Andrew Farmer	Tel: +44 (0) 20 7368 2307 Mob: +44 (0 7909 895094	andrew.farmer@misys.co.uk
Alex Dee	Tel: +44 (0) 20 7368 2336 Mob: +44 (0 7989 017 979	alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305 Mob: +44 (0) 7957 807721	susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327 Mob: +44 (0) 7921 910914	josh.rosenstock@misys.co.uk

MISYS

MISYS plc
INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 NOVEMBER 2005

Misys plc ("Misys"), one of the world's leading global software providers, today (26 January 2006) announces its interim results for the six months ended 30 November 2005.

Commenting on the results, Kevin Lomax, Chief Executive, Misys, said:

"The lead indicators in our core businesses of Banking and Healthcare continue to demonstrate encouraging progress. The significant increase in both order intake and revenue reinforce our confidence in our strategy for moving the company forward. We recognise nevertheless that we have more to do to deliver increased value to shareholders and we are taking decisive action through a realignment of our Banking business to position the company more strongly in its chosen markets and accelerate its growth opportunities."

Financial results

- Turnover: £481m (2004: £437m)
- Operating profit: £48m (2004: £45m)
- Adjusted operating profit[1]: £45m (2004: £45m)
- Like for like operating profit[2]: £45m (2004: £46m)
- Net debt: £300m (2004: £242m)
- Earnings per share: Basic 5.7p (2004: 6.8p); Adjusted basic[3] 6.3p (2004: 6.8p)
- Interim dividend of 2.69p, up 5%

Business highlights

- Banking and Healthcare: increased order intake and revenues on a like for like basis
- Substantial investment in product development is paying off
- Banking: business units being realigned to capitalise on changing customer demands
- General Insurance: good underlying performance. Planning for likely divestment underway
- Sesame: strong revenue performance. Disposal process on schedule

[1] *Excludes exceptional items, gains and losses on embedded derivatives and amortisation of acquired intangibles.*
[2] *Excludes exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles, the impact of acquisitions and disposals and is stated at constant exchange rates.*
[3] *Excludes exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles and exchange gains and losses on debt previously hedging goodwill written off to reserves.*

WEBCAST

A live webcast of the presentation to analysts will be available on the Company's website at www.misys.com from 09.15 today and will be available to view on demand from approximately 14.00.

A results interview with Kevin Lomax, Chief Executive, will be available from 07.00 on www.misys.com and on www.cantos.com.

ANALYST / INVESTOR ENQUIRIES

Andrew Farmer

Tel: +44 (0) 20 7368 2307
Mob: +44 (0) 7909 895 094
Email: andrew.farmer@misys.co.uk

Alex Dee

Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam

Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721
Email: susan.cottam@misys.co.uk

Josh Rosenstock

Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914
Email: josh.rosenstock@misys.co.uk

ABOUT MISYS plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries and the UK general insurance industry, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking it is one of the top five software providers worldwide and the largest outside the US, with over 1,200 customers, including 90% of the world's top 50 banks. In healthcare it is a top five software provider in the US market, serving more than 92,000 physicians in 18,000 practice locations, 1,250 hospitals and 600 home care providers. In UK general insurance it is the market leader in software solutions. Through Sesame, a wholly-owned subsidiary, it is also a leading provider of support services to around 7,800 financial advisers in the UK. Misys employs over 6,000 people internationally and has customers in over 120 countries. For more information, visit **www.misys.com**

Misys. Making things that really matter, work better.

SUMMARY RESULTS

	Statutory revenues 2005 £m	Statutory revenues 2004 £m	Like for like revenues (note 2) 2005 £m	Like for like revenues (note 2) 2004 £m	Like for like return on revenue 2005 %	Like for like return on revenue 2004 %
Banking	**125**	112	**125**	113	**12**	17
Healthcare	**156**	144	**156**	148	**15**	14
General Insurance	**16**	16	**16**	16	**46**	44
Sesame	**184**	165	**184**	163	**2**	1
Group	**-**	-	**-**	-	**-**	-
Continuing operations	**481**	437	**481**	440	**9**	10

	Statutory operating profit 2005 £m	Statutory operating profit 2004 £m	Adjusted operating profit (note 1) 2005 £m	Adjusted operating profit (note 1) 2004 £m	Like for like operating profit (note 2) 2005 £m	Like for like operating profit (note 2) 2004 £m
Banking	**14**	19	**15**	19	**15**	20
Healthcare	**23**	20	**23**	20	**23**	20
General Insurance	**7**	7	**7**	7	**7**	7
Sesame	**8**	2	**4**	2	**4**	2
Group	**(4)**	(3)	**(4)**	(3)	**(4)**	(3)
Continuing operations	**48**	45	**45**	45	**45**	46

	Statutory 2005 £m	Statutory 2004 £m	Adjusted (note 3) 2005 £m	Adjusted (note 3) 2004 £m
Profit before taxation	**34**	40	**37**	40
Profit after taxation	**27**	34	**30**	34
Basic earnings per share	**5.7p**	6.8p	**6.3p**	6.8p
Proposed interim dividend per share	**2.69p**	2.56p		
Net debt	**300**	242		

Notes:

1. *Adjusted operating profit is stated before exceptional items totalling £3.8m (2004: £nil) relating to the net profit on disposal of associates and loss on disposal of businesses within Sesame, gains on embedded derivatives within Banking of £0.4m (2004: £nil) and amortisation of acquired intangible assets within Banking of £0.7m (2004: £0.1m).*
2. *The 'like for like' results are stated before exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles and the impact of acquisitions and disposals in the current and prior periods. Figures are quoted in sterling using average exchange rates for the six months ended 30 November 2005.*
   a. *The businesses disposed of in the current period relate solely to Sesame and contributed incremental revenue and operating profit in the prior period of £2.7m and £0.2m respectively.*
   b. *The businesses acquired in the prior period relate solely to Banking and contributed incremental revenue and operating losses in the current period of £0.2m and £0.2m respectively.*
   c. *Restating the results for 2004 using the average exchange rates for 2005 has increased 2004 revenues by £5.4m (Banking: £1.2m and Healthcare: £4.2m) and operating profit £0.9m (Banking: £0.3m and Healthcare: £0.6m).*
3. *Adjusted to exclude exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles and exchange losses of £6.4m on debt previously hedging goodwill written off to reserves.*

CHIEF EXECUTIVE'S STATEMENT

The information in this section is presented on an as reported basis.

Business performance

In both our core markets, banking and healthcare, Misys made good progress in the first half. The global banking software market has now returned to a more stable growth path, while the trend towards widespread adoption of clinical systems continues to drive strong growth in the US healthcare IT market. Against this more favourable market background, our businesses have shown a significant improvement in both ILF order intake and revenues. In Banking, ILF order intake was up 28%, total revenues up 12%, and the closing ILF order book up 10%. In Healthcare, ILF order intake was up 13%, total revenues up 8%, and the closing ILF order book up 11%. In both divisions, this performance reflects the success of our product development initiatives.

We indicated in our AGM trading statement last September that the difficulty of predicting the timing of implementation on contracts would have the effect of reducing first half margins in the Banking business in particular. The operating margin in Banking for the first half did fall to 11%, which is well below its historic norm for this point in the cycle. While some of the reasons for this reduced profitability are structural, relating to larger projects and greater professional services content, it is clear that there is significant scope to increase the efficiency of our Banking operations and align them more closely with changes underway in our customer base.

Banking market alignment

Increasingly, our Banking customers are centralising their back office functions. In the faster-growing developing markets in particular they are also demanding integrated solutions that provide both retail and wholesale capabilities.

In order to capitalise on this convergence, during the second half of the year we intend to bring our Retail and Wholesale banking operations together in a single business, to be called Core Banking. This change follows on from the creation last June of our Treasury and Capital Markets business, a market leader in this field, which will retain its current structure. We have concluded that Risk Vision is no longer core to our business; consequently we are considering a range of possible strategic options for this business. Almonde, our recent Basel II regulatory risk management software acquisition which provides a critical compliance tool to banks, will be integrated into the Core Banking business.

This realignment of our banking operations will create a more efficient and focused operating structure, enabling us to serve our customers more effectively. It will also, subject to consultation, allow us to reduce operational complexity and costs. Underlying cost savings for the financial year 2006/07 are expected to be in the region of £10m-15m. We intend, however, that a significant proportion of these cost savings will be reinvested in the business, particularly in additional product development. A charge to the income statement will be made in the second half of this financial year; we expect a payback of the costs incurred to be achieved within approximately 12 months.

Corporate portfolio management

The process for the sale of the Sesame business is now well under way and proceeding to plan. We have seen serious interest in this business from a number of trade and financial purchasers, and we continue to expect that this divestment will be concluded within the next six months.

We are also now investigating the possibility of a disposal of our General Insurance business. This business has a uniquely strong market position and financial performance but is not core to our strategy. The Board has concluded that divesting this business is the most likely route to maximise value for shareholders and plans for this are underway. If a disposal proceeds, this is also likely to occur within the next six months or so.

FINANCIAL SUMMARY

In the six months ended 30 November 2005 statutory revenues were £481m, 10% above the previous year (2004: £437m), reflecting increased revenues from Banking, Healthcare and Sesame. Operating profit was £48m (2004: £45m) but, on a like for like basis, was £45m (2004: £46m). Basic earnings per share were 5.7p (2004: 6.8p) and adjusted basic earnings per share were 6.3p (2004: 6.8p), a decrease of 0.5p. The Board is declaring an interim dividend of 2.69p per share, an increase of 5% on the prior year interim dividend. Net debt at £300m was £58m higher than at the end of November 2004. This increase principally reflects a significant adverse movement in the US dollar closing exchange rate at November 2005 compared with November 2004 and the effect of the share buyback programme which was largely undertaken in the second half of last year.

OUTLOOK

With the lead indicators in our core businesses of Banking and Healthcare continuing to show positive momentum, our commitment to investment in our products and the closer alignment of our Banking business with developments in the market, Misys is well positioned to deliver growth.

BUSINESS PERFORMANCE AND FINANCIAL REVIEW

The information in this section is presented on a 'like for like' basis. The 'like for like' results are stated before exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles and the impact of acquisitions and disposals in the current and prior period. All figures are quoted in sterling using average exchange rates for the six months ended 30 November 2005.

Overview

Overall Company revenues for the six months to 30 November 2005 at £481m were 9% above those of last year.

Banking, Healthcare and Sesame all reported increases in revenues whilst General Insurance revenues were broadly in line with last year. Operating profit at £45m was £1m below last year resulting in margins also slightly below last year at 9%. Healthcare, General Insurance and Sesame all reported increases in operating profits that were, in aggregate, more than offset by the reduction in Banking.

Banking

Misys Banking Systems, one of the leading global providers of software solutions to the banking industry, delivered strong increases in both order intake and revenue.

Market conditions

The growth in banks' IT budgets has stabilised at around 4% - 5%. Geographically, strong demand has continued in developing markets such as China, South East Asia and Eastern Europe. By sector, capital markets demand has shown good recovery and the retail market remains active. Banks continue to make greater use of third party solutions and to streamline their vendor relationships. In addition, we are seeing signs of banks centralising their back office functions and, in developing markets in particular, initiating more enterprise projects that span both retail and wholesale operations.

Trading performance

Revenues at £125m were 10% ahead of last year. Initial Licence Fees ("ILF") order intake at £36m was £7m (27%) ahead of the prior year, resulting in both strong growth in ILF revenues at £37m, up 35% against a weak comparative, and a 9% increase in the closing ILF order book. The closing ILF order book at £31m was £2m above that at November 2004 and slightly below May 2005, in line with the normal seasonal pattern. Over the last two years the cumulative average growth rate in both ILF revenues and ILF order intake has been in the low teens, which is an encouraging trend in this key revenue stream.

Maintenance revenues at £59m were 2% higher than last year. This growth again demonstrates the stability of our large customer base. Professional services revenues at £23m declined by 2%, reflecting the impact of the contract deferrals highlighted in the trading update given at the AGM.

Principally as a result of contract deferrals and some additional costs, operating profits at £15m were £5m lower than last year.

Business performance

On 1 June 2005 we established our Treasury and Capital Markets ("TCM") business by combining three of our major product groups: Misys IQ, Misys OPICS and Misys Summit. Treasury and Capital Markets delivered a strong performance with progress in all three product areas.

We have continued to extend the distribution footprint of Misys IQ both geographically and in new market segments such as the buy side and midmarket lending, winning a number of new name contracts.

Following significant investment, Misys OPICSPlus, our first .Net release, was launched in summer 2005. The product has been received well with new name contracts already being awarded, including Bohai Bank.

Misys Summit continued to benefit from strong demand for systems capable of handling derivatives and complex products. New name contracts awarded included the Bank of Communications. In January 2006, we launched a new version of Misys Summit, providing .Net front end migration together with additional trading room user functionality. Demand for systems capable of handling structured products also continued to be good.

We achieved an encouraging increase in order intake for our retail banking products, led by continued demand for Misys Equation 3.8, and we recently signed a new name contract with Honda Bank GmbH Deutschland. Bankmaster also performed strongly, with a major deal being signed for the first implementation of Misys Bankmaster Plus on Oracle. As part of the development programme for Misys Equation Plus, and a key milestone prior to the Misys Equation Plus general release, we are on track to deliver the Technical Reference Platform during the first quarter of calendar 2006. This will provide core banking functionality in a 100% Java environment and eliminates the requirement for the end-of-day batch run.

In Wholesale Banking, Misys Midas Plus was rolled out globally and continues to be implemented in an increasing number of sites. After successful projects with each of Bank of India, HBOS and Heleba, Misys Midas Plus is now fully operational on three continents. Misys Trade Innovation also continued to increase market penetration with six new name signings.

The next generation of our integrated treasury portal, Misys Treasury Plus, was launched in October, further enhancing Misys' position in the corporate treasury services market. Over 40 new customers signed up for the portal service in the first half, with transaction volumes growing by 15%. New clients include Nestlé who are deploying the service globally to support their FX dealing.

In risk management, Almonde, our recent Basel II regulatory risk management software acquisition, has sold well.

Healthcare

Misys Healthcare Systems is a top five provider of IT solutions in the US healthcare market. It delivered an encouraging performance with all revenue streams, except transaction processing, showing good growth.

Market conditions

Healthcare costs continue to rise at a significant rate in the United States and consequently healthcare cost control remains a key political and economic theme. This is driving the industry and the Government's push towards the adoption of automated clinical IT solutions as a means of both improving the quality of care and lowering its cost. The market remains strong and highly competitive and the consolidation seen during the half year is expected to continue.

Trading performance

Revenues at £156m were 5% ahead of last year. ILF order intake at £28m was £2m (10%) more than last year, reflecting the continued strong demand for our clinical offerings, Misys EMR and Misys CPR. The closing ILF order book of £31m was up £1m from November 2004 and in line with May 2005.

As we have previously indicated, professional services are becoming more significant in our sales mix as the shift in demand to clinical products continues. This contributed to the growth in total order intake being materially ahead of the growth in ILF order intake for the period. Professional services revenues showed the strongest growth of all revenue streams, up 15% compared with 2% for ILF revenues. Maintenance revenues showed further strong growth, up 7% on last year. Transaction processing revenues fell 2%, although changes in the sales mix meant that profits were in line with last year within the Transaction Services business.

Operating profit at £23m was £3m (13%) ahead of last year with margins slightly ahead of last year at 15%.

Business performance

We saw the benefit of the recent investment in our clinical portfolio, with Misys CPR performing particularly strongly with two new name contracts being signed. New name contracts for our practice management solutions were also encouraging.

A multi-million dollar Misys CPR contract was signed with Riverview Hospital, a full-service health organisation based in Indiana. Misys CPR was selected to enable Riverview's strategic goal of building an interactive electronic health record for the community it serves. It will allow Riverview's 1,100 health professionals and 19 clinics to have real-time, web-based access to comprehensive patient information to aid decision support at all points of care.

In Canada, a multi-million dollar Misys CPR contract with Brockville General Hospital will enable the hospital to improve patient care and maximise efficiency in its operations.

A number of Misys EMR contracts were also signed during the period including Huntington Medical Group, a multi-speciality practice in Huntington Station, New York. The 40-provider practice, which services 200,000 patients annually, selected Misys EMR to improve office efficiencies and gain immediate access to patient records.

Misys Connect, our new web-based data sharing solution, is in the process of being installed at Arnot Ogden Hospital in New York. Misys Connect is a critical component of Arnot's objective of establishing a community-based electronic health record accessed by both its hospital-based and community-based doctors.

In Dubai, the Department of Health and Medical Services, which is responsible for the country's primary and secondary care, went live with CoPathPlusTM, the market-leading anatomic pathology module.

Misys Homecare delivered a good performance, despite suffering some disruption following a reorganisation of the sales force.

In spite of good volume increases, Transaction Services continued to see a decline in revenues as we experienced further pricing pressure in the claims processing market. We are exploring opportunities to exploit new revenue streams in this area as we look beyond our traditional customer base and services.

In December, the quality of our clinical portfolio which serves all venues of care once again performed strongly in the annual "KLAS" ratings of healthcare IT solutions. Two Misys Healthcare Systems' products, Misys Laboratory and Misys Radiology, were designated as "2005 Best in KLAS". Misys' leading electronic health records solutions - Misys CPR, Misys EMR and Misys Homecare - as well as its enterprise practice management solution, Misys Vision, were also among the leaders in their categories, or showed improvements from previous years.

General Insurance

This market leading business has continued to deliver good underlying performance driven by our commitment to product development.

Profits were slightly ahead of last year, whilst revenues of £16m were broadly in line with last year. New product launches such as our Premium Finance initiative and OASys Commercial continue to demonstrate encouraging momentum.

Sesame

Sesame is a leading provider of support services to financial advisers in the UK. The market for mortgage related products, particularly re-mortgaging, has grown strongly whilst the market for savings and protection products has also shown some signs of improvement.

Revenues at £184m were £21m (13%) ahead of last year, reflecting the increased productivity of our Registered Individuals (RIs) and the improvement in market conditions. Operating profit of £4m was £2m ahead of last year reflecting favourable timing effects and the stronger underlying trading performance. Based on current revenue trends, our expectations for the full year are that Sesame's operating profit will be around that achieved in the full year 2005.

Sesame Select, Sesame's multi-tie proposition, has been well received with over 600 financial advisers having been recruited to date.

OTHER FINANCIAL INFORMATION

Unless otherwise stated, the information in this section is presented on a statutory basis.

ACQUISITIONS AND DISPOSALS

In July 2005, the Group disposed of its 60% investment in AssureWeb Ltd for a cash consideration of £3m, realising a loss on disposal of £3m. The revenue and losses up to the date of disposal were £0.4m and £0.1m respectively (2004: £3.2m and £0.4m profit). In August 2005, the Group disposed of its 29% investment in First Software (UK) Ltd for a cash consideration of £7m, realising a profit on disposal of £7m. The disposal of the Group's investments in AssureWeb and First Software led to an exceptional profit on disposal for the first half of £4m.

In July 2005, the Banking division acquired Almonde Inc for a consideration of €15m. Since we were already acting as agent for Almonde there are no incremental revenues and the incremental profit contribution was very close to breakeven.

CASH FLOW, INTEREST CHARGES AND BORROWINGS

Net cash flow from operating activities, which under International Financial Reporting Standards includes taxes and net interest paid, was an outflow of £14m compared with an outflow of £9m last year.

Cash used in investing activities increased to £25m compared with £18m last year, mainly reflecting increased expenditure on capitalised development costs and also an increase in net cash flows related to acquisitions and disposals.

Capitalised development costs at £9m were £4m ahead of last year, the increase in investment mainly relating to the development projects for Equation Plus, Midas Plus and Misys EMR. The investment in the second half is expected to be broadly in line with that seen in the first half.

During the first half of the year the Company purchased 3m shares, which are being held as treasury shares, at a cost of £6m, as part of an ongoing share buyback programme.

As a result of the share buyback activity in prior periods, dividend payments in the first half, being last year's final dividend, totalled £21m which is in line with last year notwithstanding the increase in the dividend per share.

Net debt at 30 November 2005 was £300m compared with £242m at 30 November 2004 and £219m at 31 May 2005. Net finance costs of £14m includes a charge of £6m in respect of exchange losses on debt previously hedging goodwill written off to reserves (see note 6 page 17). This latter charge has been excluded from the calculation of adjusted earnings per share. The net interest payable at £7m was £3m above last year mainly reflecting higher average interest rates but also due in part to higher average borrowings. Interest cover was 6 times.

PROFIT BEFORE TAX AND EARNINGS PER SHARE

Profit before tax at £34m was £6m below last year.

The taxation charge on ordinary activities at £7m is £1m above last year. The underlying effective tax rate on the adjusted profit before tax (adjusted to exclude exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles and the exchange gains or losses on debt hedging goodwill previously written off to reserves) at 18% is ahead of last year.

Basic earnings per share (EPS) at 5.7p were 1.1p below the previous year of 6.8p. Adjusted basic EPS (adjusted to exclude exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles and the exchange gains or losses on debt hedging goodwill previously written off to reserves) at 6.3p were 0.5p below the prior year. A detailed reconciliation of basic to adjusted basic EPS is set out in note 4 on page 16. In the opinion of the Directors, the adjusted basic EPS provides more comparable and representative information on the continuing and established trading activities of the Company.

Income statement for the six months to 30 November 2005

all figures in £ millions	**First half 2005/06 *(unaudited)***	First half 2004/05 *(unaudited)*	Year 2004/05 *(unaudited)*
Revenue (note 2)	**480.5**	437.0	888.4
Operating profit (note 2)	**48.1**	44.7	87.6
Analysed as:			
Operating profit before exceptional items	**44.3**	44.7	99.2
Exceptional items (note 3)	**3.8**	-	(11.6)
	48.1	44.7	87.6
Finance costs	**(9.4)**	(6.7)	(14.5)
Finance income	**2.1**	2.2	4.0
Exchange gains or losses on debt previously hedging goodwill written off to reserves (note 6)	**(6.4)**	-	-
Net finance costs (note 5)	**(13.7)**	(4.5)	(10.5)
Profit before taxation	**34.4**	40.2	77.1
Taxation (note 7)	**(6.9)**	(5.8)	(14.7)
Profit after taxation	**27.5**	34.4	62.4
Attributable to:			
Shareholders of Misys plc	**27.5**	34.3	62.0
Minority interests	**-**	0.1	0.4
	27.5	34.4	62.4
	pence	pence	pence
Dividend per share (note 8)	**2.69**	2.56	6.84
Basic earnings per share (note 4)	**5.7**	6.8	12.4
Diluted earnings per share (note 4)	**5.6**	6.8	12.3

Note: All revenue and operating profit is derived from continuing operations.

Statement of cash flows for the six months to 30 November 2005

all figures in £ millions	**First half 2005/06** *(unaudited)*	First half 2004/05 *(unaudited)*	Year 2004/05 *(unaudited)*
Operating activities			
Net cash flow generated from operations	**(3.2)**	(0.9)	100.4
Tax paid	**(5.0)**	(4.6)	(7.2)
Net interest paid	**(5.8)**	(3.1)	(9.8)
Net cash flow from operating activities	**(14.0)**	(8.6)	83.4
Investing activities			
Acquisitions and disposals of businesses, net of cash acquired and disposed	**(11.3)**	(8.5)	(8.7)
Expenditure on internally developed intangible assets	**(9.1)**	(5.0)	(11.2)
Other capital expenditure and financial investment	**(4.6)**	(4.4)	(9.0)
Net cash flow from investing activities	**(25.0)**	(17.9)	(28.9)
Net cash flow from financing activities (note 9)	**29.5**	(5.3)	(60.5)
Net cash flow from operating, investing and financing activities	**(9.5)**	(31.8)	(6.0)
Differences on exchange	**0.5**	0.2	0.6
Decrease in cash and cash equivalents in the period	**(9.0)**	(31.6)	(5.4)
Net cash and cash equivalents at start of the period	**101.6**	107.0	107.0
Net cash and cash equivalents at end of the period	**92.6**	75.4	101.6

Reconciliation of cash generated from operations			
Profit after taxation	**27.5**	34.4	62.4
Taxation charge	**6.9**	5.8	14.7
Net finance costs	**13.7**	4.5	10.5
Amortisation of other intangibles	**3.8**	2.4	5.3
Deprecation and net loss on disposal of fixed assets	**4.6**	4.3	8.5
Other non-cash movements	**6.0**	5.2	13.2
Net profit on disposal of businesses	**(3.8)**	-	-
Decrease in deferred income	**(30.0)**	(37.6)	(6.1)
Other working capital movements	**(31.9)**	(19.9)	(8.1)
Net cash flow generated from operations	**(3.2)**	(0.9)	100.4

Other working capital movements include decreases/increases in inventories, trade and other receivables, creditors and provisions. Other non-cash movements primarily include the profit and loss account charge in relation to the Group's share plans.

Statement of recognised income and expenditure for the six months to 30 November 2005

all figures in £ millions	**First half 2005/06** *(unaudited)*	First half 2004/05 *(unaudited)*	Year 2004/05 *(unaudited)*
Exchange differences on translation of foreign operations	**(1.1)**	1.9	(0.6)
Actuarial gains (losses) on defined benefit pension schemes	**2.2**	(2.0)	(2.5)
Taxation on items taken directly to or transferred from equity	**(0.6)**	0.6	0.8
Net (expense) income recognised directly in equity	**0.5**	0.5	(2.3)
Net profit for the period	**27.5**	34.4	62.4
Adjustment for the implementation of IAS 39 (note 6)	**(1.7)**	-	-
Total recognised income and expense for the period	**26.3**	34.9	60.1
Attributable to:			
Shareholders of Misys plc	**26.3**	34.8	59.7
Minority interests	**-**	0.1	0.4
	26.3	34.9	60.1

Total shareholders' deficit reconciliation for the six months to 30 November 2005

all figures in £ millions	**First half 2005/06** *(unaudited)*	First half 2004/05 *(unaudited)*	Year 2004/05 *(unaudited)*
Opening shareholders' deficit	**(159.4)**	(146.4)	(146.4)
Total recognised net income and expense for the period	**26.3**	34.9	60.1
Equity dividends (note 8)	**(20.7)**	(20.7)	(33.5)
New share capital subscribed	**0.6**	0.3	1.2
Payments for the purchase of own shares	**(6.2)**	(24.1)	(52.9)
Movement on investment in own shares and share-based payments	**5.5**	7.6	12.0
Issue of treasury shares	**1.6**	-	-
Minority interests disposed of	**(3.3)**	-	-
Deferred taxation on share-based payments	**-**	-	0.1
Closing shareholders' deficit	**(155.6)**	(148.4)	(159.4)

Consolidated balance sheet as at 30 November 2005

all figures in £ millions	**First half 2005/06 *(unaudited)***	First half 2004/05 *(unaudited)*	Year 2004/05 *(unaudited)*
Non current assets			
Goodwill (note 11)	**228.5**	209.1	216.3
Other intangible assets (note 11)	**36.8**	18.0	22.4
Property, plant and equipment	**21.1**	21.9	22.4
Investments	**3.8**	3.8	4.1
Trade and other receivables	**14.2**	9.6	13.6
Deferred tax assets	**20.6**	21.7	21.9
	325.0	284.1	300.7
Current assets			
Inventories	**1.2**	1.7	1.2
Trade and other receivables	**186.7**	131.3	166.8
Current tax assets	**1.2**	1.3	2.7
Cash and cash equivalents	**97.6**	75.4	101.6
	286.7	209.7	272.3
Current liabilities			
Trade and other payables	**(130.0)**	(120.3)	(137.7)
Loans and overdrafts	**(2.6)**	(3.3)	(3.1)
Current tax liabilities	**(53.7)**	(47.2)	(56.6)
Deferred income	**(83.8)**	(75.4)	(108.8)
Provisions (note 12)	**(51.6)**	(33.1)	(54.3)
	(321.7)	(279.3)	(360.5)
Net current liabilities	**(35.0)**	(69.6)	(88.2)
Total assets less current liabilities	**290.0**	214.5	212.5
Non current liabilities			
Loans and overdrafts	**(394.5)**	(314.0)	(317.3)
Trade and other payables	**(3.3)**	(1.4)	(2.0)
Retirement benefit obligations	**(6.6)**	(8.4)	(8.8)
Deferred income	**(6.4)**	(8.7)	(8.5)
Provisions (note 12)	**(34.8)**	(30.4)	(35.3)
	(445.6)	(362.9)	(371.9)
Net liabilities	**(155.6)**	(148.4)	(159.4)
Equity			
Share capital	**5.6**	5.6	5.6
Share premium account	**67.1**	65.6	66.5
Capital redemption reserve	**0.2**	0.2	0.2
Other reserves	**(228.5)**	(222.8)	(235.0)
Equity shareholders' deficit	**(155.6)**	(151.4)	(162.7)
Minority interests	**-**	3.0	3.3
Total equity	**(155.6)**	(148.4)	(159.4)

NOTES TO THE ACCOUNTS

1 Basis of preparation

The Group has adopted International Financial Reporting Standards ("IFRS") as its primary accounting basis for the financial period beginning 1 June 2005. This interim report has been prepared on the basis of the Group's accounting policies and with all IFRS expected to be endorsed and effective at 31 May 2006, the end of the Group's first annual reporting period under IFRS. In developing its accounting policies the Group has anticipated that the amendments to IAS 21 'The Effects of Changes in Foreign Exchange Rates' will be endorsed for use in the EU. As permitted by IFRS 1 'First-time Adoption of International Financial Reporting Standard', the Group elected to apply IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurements' from 1 June 2005. Further detail on the first time adoption of IAS 39 is set out in note 6.

The Group's accounting policies are set out in the Update on Adoption of International Financial Reporting Standards press release dated 23 November 2005 which is available on the Group's website (www.misys.com/media/press_releases/corporate). This document also contains reconciliations to IFRS of the figures and financial information for comparative periods previously reported under UK GAAP.

IFRS and International Financial Reporting Interpretations Committee ("IFRIC") interpretations are subject to ongoing review and possible amendment or interpretive guidance and therefore are still subject to change. It is possible that the information presented here may be subject to change before its inclusion in the 2006 annual financial statements, which will be the Group's first set of financial statements prepared in accordance with IFRS.

The figures and financial information for the year to 31 May 2005 do not constitute the statutory financial statements and have been amended from the Group's 2005 Financial Statements to reflect IFRS. Those accounts which have been prepared under UK GAAP have been filed with the Registrar of Companies and received an unqualified audit opinion that did not contain a statement under sections 237(2) or 237(3) of the Companies Act 1985.

This interim report was approved by the Board of Directors on 25 January 2006. This report has not been audited, but has been the subject of a review by the auditors, who have reported that they are not aware of any material modifications that should be made to the financial information, as presented for the six months ended 30 November 2005.

2 Segmental analysis

Revenue and profit from operations by business

			REVENUE			OPERATING PROFIT (LOSS)
all figures in £ millions	**First half 2005/06 *(unaudited)***	First half 2004/05 *(unaudited)*	Year 2004/05 *(unaudited)*	**First half 2005/06 *(unaudited)***	First half 2004/05 *(unaudited)*	Year 2004/05 *(unaudited)*
Banking	**124.8**	111.8	245.0	**14.0**	19.2	40.9
Healthcare	**155.8**	143.8	290.5	**23.1**	19.8	42.6
General Insurance	**16.0**	16.1	33.7	**7.3**	7.2	15.8
Sesame	**183.9**	165.3	319.2	**7.6**	1.8	(5.3)
Group	**-**	-	-	**(3.9)**	(3.3)	(6.4)
Continuing operations	**480.5**	437.0	888.4	**48.1**	44.7	87.6

Included in operating profit (loss) for Sesame are exceptional items of £3.8m profit (First half 2004/05: £nil; Year 2004/05: £11.6m loss). Included within Banking are gains on embedded derivatives of £0.4m (First half 2004/05: £nil; Year 2004/05: £nil) and amortisation of acquired intangibles of £0.7m (First half 2004/05: £0.1m; Year 2004/05: £0.3m).

Included within operating profit (loss) are the following charges for share-based payments; Banking £2.2m (First half 2004/05: £1.8m; Year 2004/05: £3.7m), Healthcare £2.2m (First half 2004/05: £2.3m; Year 2004/05: £4.7m), General Insurance £0.1m (First half 2004/05: £0.1m; Year 2004/05: £0.2m), Sesame £0.2m (First half 2004/05: £0.2m; Year 2004/05: £0.3m) and Group £0.8m (First half 2004/05: £0.8m; Year 2004/05: £1.5m)

Revenue by destination and number of employees by location of operations

	REVENUE BY DESTINATION			EMPLOYEES (AVERAGE)		
	First half 2005/06 *(unaudited)* **£m**	First half 2004/05 *(unaudited)* £m	Year 2004/05 *(unaudited)* £m	**First half 2005/06** *(unaudited)* **Number**	First half 2004/05 *(unaudited)* Number	Year 2004/05 *(unaudited)* Number
United Kingdom	**226.9**	203.6	388.6	**1,881**	1,766	1,822
Rest of Europe	**44.8**	39.9	95.2	**422**	430	430
Asia Pacific	**15.3**	11.8	26.9	**521**	487	679
Americas	**180.0**	168.4	345.4	**2,928**	2,996	3,025
Other	**13.5**	13.3	32.3	**799**	563	551
	480.5	437.0	888.4	**6,551**	6,242	6,507

Analysis of revenue by type and by business

First half 2005/06 *(unaudited)* *all figures in £ millions*	**Banking**	**Healthcare**	**General Insurance**	**Sesame**	**Total**
ILF	**36.9**	**28.5**	**0.6**	**0.1**	**66.1**
Maintenance	**59.5**	**59.7**	**6.1**	**0.6**	**125.9**
Transaction Processing	**5.4**	**33.5**	**6.1**	**182.8**	**227.8**
Professional Services	**22.9**	**17.2**	**2.2**	**0.4**	**42.7**
Hardware	**0.1**	**16.9**	**1.0**	**-**	**18.0**
	124.8	**155.8**	**16.0**	**183.9**	**480.5**

First half 2004/05 *(unaudited)* *all figures in £ millions*	Banking	Healthcare	General Insurance	Sesame	Total
ILF	26.9	27.1	1.1	1.1	56.2
Maintenance	57.3	54.0	5.8	1.8	118.9
Transaction Processing	4.4	33.3	5.9	158.4	202.0
Professional Services	23.0	14.5	2.1	4.0	43.6
Hardware	0.2	14.9	1.2	-	16.3
	111.8	143.8	16.1	165.3	437.0

3 Exceptional items

all figures in £ millions	**First half 2005/06** *(unaudited)*	First half 2004/05 *(unaudited)*	Year 2004/05 *(unaudited)*
Profit on disposal of associate	**6.6**	-	-
Loss on disposal of businesses	**(2.8)**	-	(2.7)
Estimated costs and redress payments associated with regulatory reviews and complaints	**-**	-	(8.9)
	3.8	-	(11.6)

Profit on disposal of associate

The profit on disposal of £6.6m in the current period relates to the disposal of the 29% investment in First Software (UK) Ltd. There was a cash inflow, net of expenses, of £7.2m (First half 2004/05: £nil; Year 2004/05: £nil) in respect of this item in the period.

Loss on disposal of businesses

An exceptional charge of £2.8m (First half 2004/05: £nil, Year 2004/05 £2.7m) was made in relation to the disposal of AssureWeb Limited on 7 July 2005. A charge was made in 2004/05 in respect to the impairment of assets on the impending sale of this business. There was a cash inflow, net of expenses, of £2.7m (First half 2004/05: £nil; Year 2004/05 £nil) in respect of this item in the period.

Estimated costs and redress payments associated with regulatory reviews

Overall, exceptional items of £nil (First half 2004/05: £nil; Year 2004/05: £8.9m) have been recognised in respect of estimated costs and redress payments of the following items:

- endowment complaints expected to be received in the future;
- the reassessment of the past conclusion reached on complaints received in respect of sales of structured capital at risk products
- the regulatory review of one former network member of Sesame Ltd

There was a cash outflow of £7.4m (First half 2004/05: £0.4m, Year 2004/05: £0.2m) in respect of these items in the period.

4 Earnings per share

Earnings per share ("EPS") have been calculated in accordance with IAS 33 'Earnings Per Share' by dividing profit attributable to shareholders by the weighted average number of shares in issue during the period.

Adjusted basic and adjusted diluted EPS are presented to provide more comparable and representative information on the continuing and established trading activities. Accordingly, the adjusted basic and adjusted diluted EPS figures exclude exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles and exchange gains or losses on debt previously hedging goodwill written off to reserves. Where applicable, all items below are shown net of taxation.

all figures in £ millions	**First half 2005/06 *(unaudited)***	First half 2004/05 *(unaudited)*	Year 2004/05 *(unaudited)*
Profit attributable to shareholders	**27.5**	34.3	62.0
Exceptional items			
- profit on disposal of associate	**(6.6)**	-	-
- loss on disposal of businesses	**2.8**	-	2.7
- cost of regulatory review and complaints	**-**	-	8.9
Gains and losses on embedded derivatives	**(0.4)**	-	-
Amortisation of acquired intangibles	**0.7**	0.1	0.3
Exchange gains or losses on debt previously hedging goodwill written off to reserves (note 6)	**6.4**	-	-
Adjusted profit attributable to shareholders	**30.4**	34.4	73.9
	pence	pence	pence
Basic earnings per share	**5.7**	6.8	12.4
Diluted earnings per share	**5.6**	6.8	12.3
Adjusted basic earnings per share	**6.3**	6.8	14.8
Adjusted diluted earnings per share	**6.2**	6.8	14.7

The weighted average number of basic and diluted shares in issue during the period were 485.5m and 491.5m respectively (First half 2004/05: 503.3m and 509.0m; Year 2004/05: 449.5m and 505.8m). Dilution principally arises as a result of outstanding share options.

5 Finance costs

all figures in £ millions	**First half 2005/06** *(unaudited)*	First half 2004/05 *(unaudited)*	Year 2004/05 *(unaudited)*
Bank loans and overdraft interest payable	**(8.6)**	(2.0)	(6.9)
Interest on listed bonds	**-**	(3.7)	(6.2)
Amortisation of issue costs on listed bonds	**-**	-	(0.1)
Other interest payable	**(0.1)**	(0.1)	(0.2)
Expected return on pension scheme assets	**0.9**	1.0	2.0
Interest on pension scheme liabilities	**(0.9)**	(0.9)	(1.9)
Unwinding of discount on provisions	**(0.7)**	(1.0)	(1.2)
Finance costs	**(9.4)**	(6.7)	(14.5)
Finance income	**2.1**	2.2	4.0
Exchange gains or losses on debt previously hedging goodwill written off to reserves	**(6.4)**	-	-
	(13.7)	(4.5)	(10.5)

6 Adoption of IAS 39

As permitted by IFRS 1 'First-time Adoption of International Financial Reporting Standards', the Group elected to defer implementation of IAS 39 'Financial Instruments: Recognition and Measurement' until the year ending 31 May 2006. The effect of adopting IAS 39 on the balance sheet at 1 June 2005 is as follows:

all figures in £ millions	**At 31 May 2005**	Transition adjustment	At 1 June 2005
Non current assets			
Trade and other receivables	**13.6**	0.6	14.2
Deferred tax assets	**21.9**	0.9	22.8
Current assets			
Trade and other receivables	**166.8**	1.1	167.9
Current liabilities			
Trade and other payables	**(137.7)**	(1.7)	(139.4)
Non current liabilities			
Trade and other payables	**(2.0)**	(2.6)	(4.6)
Other assets and liabilities	**(222.0)**	-	(222.0)
Net liabilities	**(159.4)**	(1.7)	(161.1)

The most significant financial instruments for the Group are embedded foreign currency derivatives which occur when certain software licensing contracts are priced in a currency which is different to the functional currency of those companies entering into the transaction. The effect of this at 1 June 2005 was £2.2m.

Other financial instruments for the Group include foreign exchange contracts, taken out to eliminate transactional currency exposures, and interest rate hedges, taken out to protect the Group's interest charge from increases in interest rates, which have an effect of £0.2m and £0.2m respectively at 1 June 2005.

There was a deferred tax effect on the above of £0.9m at 1 June 2005.

Exchange gains or losses on debt previously hedging goodwill written off to reserves

On consolidation, the results of overseas operations are translated to Sterling at the average exchange rate for the period, and their assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Currency translation differences are recognised in the translation reserve. All material assets and liabilities that are not denominated in the functional currency of the operation involved are hedged using forward foreign currency contracts. Exceptions to this are the Group's external foreign currency borrowings (principally US$ borrowings) which are held as a hedge against the Group's foreign net investments.

On the adoption of IAS 39 a portion of the US$ borrowings, which qualified for hedge accounting under UK GAAP, no longer qualify for this treatment. This difference arises as a result of the different treatment of goodwill previously written off to reserves under IAS 39 compared with UK GAAP. As a result, the foreign exchange gains or losses arising on the retranslation of the non-qualifying amount of the US$ borrowings are recognised in the income statement as "exchange gains or losses on debt previously hedging goodwill written off to reserves", resulted in a £6.4m charge in the period, being the first period of adoption.

These foreign exchange movements are excluded from the calculation of adjusted earnings per share.

7 Taxation

Taxation on ongoing ordinary activities

all figures in £ millions	**First half 2005/06 *(unaudited)***	First half 2004/05 *(unaudited)*	Year 2004/05 *(unaudited)*
Current taxation			
UK corporation tax at 30%	**1.0**	0.9	3.1
UK prior year items	**-**	-	(2.4)
Overseas taxation	**4.0**	4.8	11.7
Overseas prior year items	**-**	(0.3)	(0.2)
Irrecoverable withholding taxes	**-**	-	1.8
Total current taxation	**5.0**	5.4	14.0
Deferred taxation charge	**1.9**	0.4	0.7
	6.9	5.8	14.7

8 Equity dividends

all figures in £ millions	**First half 2005/06 *(unaudited)***	First half 2004/05 *(unaudited)*	Year 2004/05 *(unaudited)*
Amounts recognised as distributions to equity holders in the period			
Final dividend for the year ended 31 May 2005 of 4.28p per share	**20.7**	-	-
Interim dividend for the year ended 31 May 2005 of 2.56p per share	**-**	-	12.8
Final dividend for the year ended 31 May 2004 of 4.08p per share	**-**	20.7	20.7
	20.7	20.7	33.5
Proposed interim dividend for the year ended 31 May 2006 of 2.69p per share	**13.0**	-	-

The proposed interim dividend will be paid on 7 April 2006 subject to Board approval and has not been included as a liability in the financial statements.

9 Net cash flow from financing activities

all figures in £ millions	**First half 2005/06 *(unaudited)***	First half 2004/05 *(unaudited)*	Year 2004/05 *(unaudited)*
Dividends paid	**(20.7)**	(20.7)	(33.5)
Increase in borrowings	**54.8**	37.1	23.2
Capital element of finance leases	**(0.6)**	(0.4)	(1.0)
Payments for purchase of own shares	**(6.2)**	(24.1)	(52.9)
Share options exercised	**2.2**	2.8	3.7
	29.5	(5.3)	(60.5)

10 Analysis of net debt

(unaudited) *all figures in £ millions*	At 1 June 2005	Cash flow	Other non cash changes	Differences on exchange	**At 30 November 2005**	At 30 November 2004
Cash	101.6	(4.5)	-	0.5	**97.6**	75.4
Overdraft	-	(5.0)	-	-	**(5.0)**	-
Bank loans	(316.2)	(55.5)	(0.3)	(16.4)	**(388.4)**	(50.0)
Loan notes	(2.1)	0.7	(0.2)	-	**(1.6)**	(2.3)
Listed bonds	-	-	-	-	-	(263.0)
Finance leases	(2.1)	0.6	(0.5)	(0.1)	**(2.1)**	(2.0)
Net debt	(218.8)	(63.7)	(1.0)	(16.0)	**(299.5)**	(241.9)

11 Intangible assets

(unaudited) *all figures in £ millions*	Developed software	Acquired software	Third party software licences	Total other intangibles	Goodwill	Total
Cost						
At 1 June 2005	24.6	1.8	10.8	37.2	216.3	253.5
Differences on exchange	0.8	-	0.4	1.2	9.1	10.3
On acquisition of subsidiary undertakings	-	6.7	-	6.7	5.9	12.6
On disposal of subsidiary undertakings	-	-	-	-	(2.8)	(2.8)
Additions	9.1	-	1.7	10.8	-	10.8
Disposals	-	-	(0.4)	(0.4)	-	(0.4)
At 30 November 2005	**34.5**	**8.5**	**12.5**	**55.5**	**228.5**	**284.0**
At 30 November 2004	18.0	1.8	11.3	31.1	209.1	240.2
Amortisation and impairment						
At 1 June 2005	6.2	0.3	8.3	14.8	-	14.8
Differences on exchange	0.2	-	0.3	0.5	-	0.5
Charge for the year	2.2	0.7	0.9	3.8	-	3.8
Disposals	-	-	(0.4)	(0.4)	-	(0.4)
At 30 November 2005	**8.6**	**1.0**	**9.1**	**18.7**	**-**	**18.7**
At 30 November 2004	4.1	0.1	8.9	13.1	-	13.1
Net book value						
At 30 November 2005	**25.9**	**7.5**	**3.4**	**36.8**	**228.5**	**265.3**
At 31 May 2005	18.4	1.5	2.5	22.4	216.3	238.7
At 30 November 2004	13.9	1.7	2.4	18.0	209.1	227.1

Analysis of capitalisation and amortisation of developed software by business:

	Capitalisation of developed software			**Amortisation of developed software**		
all figures in £ millions	**First half 2005/06 *(unaudited)***	First half 2004/05 *(unaudited)*	Year 2004/05 *(unaudited)*	**First half 2005/06 *(unaudited)***	First half 2004/05 *(unaudited)*	Year 2004/05 *(unaudited)*
Banking	**5.8**	2.4	5.0	**1.4**	1.1	2.4
Healthcare	**3.3**	2.6	6.2	**0.8**	0.5	1.2
Continuing operations	**9.1**	5.0	11.2	**2.2**	1.6	3.6

12 Provisions for liabilities and charges

all figures in £ millions	30 November 2005 (unaudited)	30 November 2004 (unaudited)	31 May 2005 (unaudited)
Lapse	**40.6**	25.2	35.1
Regulatory reviews and complaints	**27.4**	10.8	34.4
Property	**16.6**	18.7	18.0
Contingent consideration	**0.1**	0.5	0.1
Other	**1.7**	8.3	2.0
	86.4	63.5	89.6
Included in current liabilities	51.6	33.1	54.3
Included in non current liabilities	34.8	30.4	35.3
	86.4	63.5	89.6

Lapse

Lapse provisions of £40.6m (First half 2004/05: £25.2m, Year 2004/05: £35.1m) are held in respect of commissions reclaimable by product providers on policies that may be cancelled within their indemnity period, which is generally less than four years. The lapse provisions are mostly recoverable from members and are shown gross of the recoverable element, with the corresponding entry of £36.1m (First half 2004/05: £21.4m, Year 2004/05: £31.2m) held within other debtors. As a result the net provision is £4.5m (First half 2004/05: £3.8m, Year 2004/05: £3.9m).

Regulatory reviews and complaints

Regulatory reviews and complaints provisions principally comprise amounts in respect of a specific review relating to a former network member, the costs arising from the initial stages of a regulatory review of structured capital at risk sales, the estimated costs arising from both received and future endowment complaints and the FSAVC and pensions review processes. These provisions are expected to be utilised over the next four years and are partly recoverable from members and through insurance cover. The amounts are shown gross of the estimated recoverable element £17.2m (First half 2004/05: £2.1m, Year 2004/05: £16.0m) which is included within other debtors. As a result the net provision is £10.2m (First half 2004/05: £8.7m, Year 2004/05: £18.4m).

The net amounts charged to the profit and loss account in the period in respect of regulatory reviews and complaints were £2.5m (First half 2004/05: £0.8m, Year 2004/05: £7.9m) including £nil (First half 2004/05: £nil, Year 2004/05: £8.9m) recognised as exceptional items (note 3).

The final cost of settling these complaints is uncertain and depends upon the proportion of complaints ultimately proved to be valid, the redress cost on each policy, which in turn is dependent upon the performance of investment markets, and the administrative cost of handling the complaints. The recoverability of these costs will depend on whether the Sesame or member insurance policy responds, and if so, what level of excess will apply and the ability of Sesame to recover costs from members, many of whom are no longer part of the network. In establishing the period end provision, assumptions have been made regarding each of these based on recent actual experience. As a result the actual cost may differ from that for which provision has been made. No allowance has been made for any future regulatory action by the FSA.

As noted in the 2005 Annual Report, in common with other companies in the sector a thematic review of Sesame's and its predecessor networks' past sales of structured capital at risk products was carried out by the FSA during 2004/05. As a result of the review Sesame agreed to reassess the conclusions reached on historic complaints received, review promotional material and carry out a review of the suitability of a sample of sales selected from the general population of sales of structured capital at risk products made by its network members.

The reassessment of the complaints received to date is at an advanced stage and the review of promotional material has progressed during the period, but is still at an early stage. Sesame has provided the FSA with the preliminary findings of the review and, on the basis of this review, it is likely

that a further more detailed review of some element of the full population of sales will be necessary. The extent of any further review is not known and will be subject to agreement with the FSA.

At present, it is not possible to estimate the costs of review or redress that may be incurred as a result of any further review work, including that in respect of promotional material that may be required. As a result no provision has been made for this potential liability. Further review work is likely to result in additional provisions being made which themselves may be material.

Other provisions

The property provisions comprise the net present value of the estimated future costs of vacant and sublet properties and the excess over market value for occupied properties of subsidiaries acquired in previous years. The provision relating to vacant and sublet properties is expected to be utilised on average over the next eight years, and the excess over market value provision over the next seven years.

Contingent consideration is non interest bearing and is payable in cash.

Included in other provisions are amounts primarily in respect of litigation and non property related onerous contracts.

13 Reserves

During the period, 3.0m (First half 2004/05: 12.9m; Year 2004/05: 26.4m) ordinary shares were purchased by the Company, representing 0.5% (First half 2004/05: 2.3%; Year 2004/05: 4.7%) of the issued share capital of Misys plc, for a total cost, including expenses, of £6.2m (First half 2004/05: £24.1m; Year 2004/05: £52.9m). These shares have not been cancelled but are held in a treasury shares reserve within the profit and loss account reserve and represent a deduction from shareholders' funds.

RECEIVED
2006 JUN -7 P 3:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MISYS

20 December 2005

MISYS PLC ANNOUNCES MANAGEMENT CHANGE AT MISYS BANKING SYSTEMS

Misys plc, the global software and solutions company, announces today that Ivan Martin, CEO, Misys Banking Systems, is to leave the company. Kevin Lomax, Chief Executive, Misys plc, will take on the additional role of CEO, Misys Banking Systems, until a successor is appointed to that role.

Kevin Lomax said: 'We are encouraged by the good progress of our banking division but we recognise there is more to do to deliver increased value to our shareholders. I am working closely with the banking senior management team to ensure we continue the good momentum.

'I should like to thank Ivan for the significant contribution he has made to Misys over the last 10 years. He has played a key role in the development of our financial services businesses and in building our banking business into one of the world's leading players in this major software market. I wish him every success for the future.'

ENDS

For further information, please contact:

Susan Cottam, Group Communications Director
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721

Andrew Farmer, Head of Investor Relations
Tel: +44 (0) 20 7368 2307
Mob: +44(0) 7909 895 094

Josh Rosenstock, Corporate Communications Manager
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries and the UK general insurance industry, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is one of the top four software providers worldwide and the largest outside the US, with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is a top five software provider in the US market, serving more than 92,000 physicians in 18,000 practice locations, 1,250 hospitals and 600 home care providers.

In UK general insurance Misys is the market leader in software solutions. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to 7,800 financial advisers in the UK. Misys employs over 6,500 people who serve customers in more than 120 countries. For more information, visit www.misys.com

MISYS

Tuesday, 20 December 2005

Misys plc

Trading update for the six months ended 30 November 2005

A conference call for analysts and investors will be held at 09.00hrs today. Details of the call can be found at the end of this trading update. The interim results will be announced on 26 January 2006.

Commenting on the results, Kevin Lomax, Chief Executive, Misys, said:

"The lead indicators in our core businesses of banking and healthcare demonstrate encouraging progress. Our efforts to position the business for sustained growth are showing positive results. While we are encouraged by this, we recognise that there is more to do in order to deliver increased value to our shareholders."

The figures in this trading update are unaudited and have been prepared in accordance with IFRS.

Financial and business highlights

- Adjusted basic EPS* expected in the range of 6.0p to 6.5p per share compared with 6.8p last year
- Banking (like for like**): ILF order intake up 27% at £36m, closing ILF order book up 9% at £31m, total revenues up 10%
- Healthcare (like for like**): ILF order intake up 10% at £28m, closing ILF order book up 2% at £31m, total revenues up 5%
- General Insurance: good underlying performance
- Sesame: strong revenue performance. Disposal process on schedule

** Adjusted basic EPS is calculated pre exceptional items ,gains and losses on embedded derivatives and amortisation of acquired intangible assets and is based on an average number of shares in issue of 485m.*
*** Where like for like data is provided, it is at constant exchange rates and excludes non comparable periods in respect of acquisitions and disposals*

Further information on the results for the period under review on both an as reported and like for like basis is contained in the Notes to this trading update.

Group Overview
Our core markets of banking and healthcare continue to show encouraging growth, reinforcing the attractiveness of these markets. We are pleased with the progress that both our banking and healthcare businesses have made in growing order intake and revenues. This growth demonstrates that the substantial investment we are making in the development of our products is paying off. However, more remains to be done in order to deliver increased value to our shareholders.

The business commentary and figures below are on a like for like basis unless otherwise stated.

Banking Division
ILF order intake increased by 27% with some encouraging new business wins. The closing ILF order book was £31m, up 9% on the prior year comparable period.

Total revenues were up 10%. On a reported basis revenues were up 12%. ILF revenues rose 35% against a relatively weak comparable period. Professional Services revenues fell by 2%, reflecting the impact of the contract deferrals highlighted in the trading update given at the AGM. We expect both the contracts concerned to make a material contribution to Professional Services revenues in future periods. Maintenance revenues were up 2%, again demonstrating the stability of our large customer base.

Principally as a result of the contract deferrals referred to above, the operating margin is expected to be around 12%, in comparison with 17% in the prior year.

Healthcare Division
ILF order intake increased by 10%. The closing ILF order book was £31m, up 2% on the prior year comparable period.

Total revenues were up 5%. On a reported basis revenues were up 8%. ILF revenues rose 2%. As we have previously indicated, Professional Services are becoming more significant in our sales mix as the shift in demand to clinical products continues. This contributed to total order intake being materially ahead of ILF order intake for the period. Professional Services revenues showed the strongest growth of all the revenue streams, up 15%. Maintenance revenues were up 7%.

Transaction processing revenues fell 2%, reflecting continued market pressure on pricing. We continue to look for new avenues of growth for this business.

Operating margin is expected to be slightly ahead of the 14% achieved in the prior year.

General Insurance
This market leading business has continued to deliver good underlying performance. Revenues and operating margin are in line with last year.

We have appointed Lexicon Partners to assist the Board with the review of options to realise value from this business.

Sesame
Revenues in Sesame are 13% higher than in the prior year. This reflects a significant increase in RI productivity. We have seen an encouraging take-up in our new multi-tie proposition, Sesame Select, which was launched in July 2005. Around 600 financial advisers have been recruited into Sesame Select.

Operating profit is expected to be ahead of expectations, partly due to favourable timing effects and a stronger underlying trading performance.

Based on current revenue trends, our expectations for the full year are that Sesame's operating profit will be around that achieved in the full year results for 2005.

ENDS

For further information, please contact:

Susan Cottam, Group Communications Director
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721

Andrew Farmer, Head of Investor Relations
Tel: +44 (0) 20 7368 2307
Mob: +44 (0) 7909 895 094

Josh Rosenstock, Corporate Communications Manager
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914

A conference call for analysts and investors will be held at 09.00hrs today. To access this call dial +44 (0) 1296 480 180; Passcode 519160#. The call will be available later today for replay on +44 (0) 1296 618 700; Passcode 719395 until 10.00hrs UK time on 14 January 2006.

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries and the UK general insurance industry, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking it is one of the top four software providers worldwide and the largest outside the US, with over 1,200 customers, including 90% of the world's top 50 banks. In healthcare it is a top five software provider in the US market, serving more than 92,000 physicians in 18,000 practice locations, 1,250 hospitals and 600 home care providers. In UK general insurance it is the market leader in software solutions. Through Sesame, a wholly-owned subsidiary, it is also a leading provider of support services to around 7,800 financial advisers in the UK. Misys employs over 6,000 people internationally and has customers in over 120 countries. For more information, visit www.misys.com

Misys. Making things that really matter, work better.

NOTES

These Notes are provided to assist assessment of the performance of the Group from this Trading Update.

All figures below are unaudited and are prepared in accordance with IFRS. The data below has been provided on both an as reported basis and on a like for like basis. In this trading update the like for like numbers illustrate the underlying trading performance of the business in the period under review. The like for like results exclude the results for the non-comparable periods of the businesses disposed and the incremental benefit of acquisitions made in the current and comparator periods. Like for like figures are quoted in sterling using average exchange rates for the period ended 30 November 2005.

GROUP

	AS REPORTED			LIKE FOR LIKE	
	H1: 2005	H1: 2006		H1: 2006	
	£m	% Change	£m	% Change	£m
REVENUE					
Group total	437.0	10%		9%	
Banking	111.8	12%		10%	
Healthcare	143.8	8%		5%	
General Insurance	16.1	(1%)		(1%)	
Sesame	165.3	11%		13%	
Group operating margin	10%	slightly below last year			
Tax rate	17%	modestly above last year			

During the period the Group purchased 3m shares, which are being held as Treasury shares. Adjusted basic EPS for the period is expected to be in the range of 6.0p to 6.5p per share.

BANKING DIVISION

	AS REPORTED			LIKE FOR LIKE	
	H1: 2005	H1: 2006		H1: 2006	
	£m	% Change	£m	% Change	£m
REVENUE					
Total revenue	111.8	12%		10%	
Initial Licence Fees (ILF)	26.9	37%		35%	
Professional Services	23.0	0%		(2%)	
Maintenance	57.3	4%		2%	
ILF order intake	28	28%	36	27%	36
Closing ILF order book	29	10%	31	9%	31
Operating margin	17%		around 12%		

HEALTHCARE DIVISION

	AS REPORTED			LIKE FOR LIKE	
	H1: 2005	H1: 2006		H1: 2006	
	£m	% Change	£m	% Change	£m
REVENUE					
Total revenue	143.8	8%		5%	
Initial Licence Fees (ILF)	27.1	5%		2%	
Professional Services	14.5	19%		15%	
Maintenance	54.0	11%		7%	
Transaction Processing	33.3	1%		(2%)	
ILF order intake	25	13%	28	10%	28
Closing ILF order book	28	11%	31	2%	31
Operating margin	14%	slightly ahead of last year			

GENERAL INSURANCE

	AS REPORTED	
	H1: 2005	H1: 2006
	£m	% Change
Revenue	16.1	(1%)
		Operating margin in line with last year

SESAME

	AS REPORTED			LIKE FOR LIKE	
	H1: 2005	H1: 2006		H1: 2006	
	£m	% Change	£m	% Change	£m
REVENUE					
Revenue	165.3	11%		13%	
	Operating margin rose to 2% from 1%				

	Average number of RIs		Closing number of RIs		
	30 Nov 2004	30 Nov 2005	30 November 2004	31 May 2005	30 November 2005
Network	5,100	4,950	5,200	5,050	4,750
Sesame Direct	1,800	3,100	2,400	3,100	3,050
Total	6,900	8,050	7,600	8,150	7,800

ADDITIONAL IFRS INFORMATION

	H1: 2005	H1: 2006
GROUP	£m	£m
Capitalised R&D	5	9
R&D amortisation in period	(2)	(2)
Charge for share based payments	5	6

FOREIGN EXCHANGE

The principal foreign exchange rates used by the Group are detailed in the table below.

	At 30 November 2004		At 30 November 2005	
	Closing	Average	Closing	Average
US Dollar	1.9069	1.8285	1.7310	1.7775
Euro	1.4387	1.4746	1.4682	1.4714

23 November 2005

MISYS PLC

Update on Adoption of International Financial Reporting Standards

The Misys Group is adopting International Financial Reporting Standards ("IFRS") as its primary accounting basis for the year ended 31 May 2006. As part of this transition, Misys is today presenting its preliminary financial consolidated statements for the year ended 31 May 2005 and the six months ended 30 November 2004 prepared in accordance with IFRS. This announcement, together with the presentation to analysts and investors on 6 April 2005, is intended to aid understanding of the impact of IFRS on Misys.

At 09.00 GMT today, Misys will host an IFRS conference call for analysts and investors. The presentation slides to accompany the conference call are available on the Misys website at www.misys.com/investors/presentations. An archived audio webcast, including questions and answers, will be available within 24 hours. Details of the conference call and the playback facility may be found at the end of this announcement.

Overview

As previously communicated, the underlying performance of the business and its cash flows are unaffected by the transition to IFRS.

The primary areas of change for Misys arising from the adoption of IFRS are:

- employee share-based payments;
- development expenditure;
- amortisation of goodwill;
- the accounting treatment of dividends; and
- from 1 June 2005, financial instruments

The following tables summarise the impact of the adoption of IFRS on Misys' operating profit for the year ended 31 May 2005:

All figures in £ millions	31 May 2005
UK GAAP statutory operating profit	40.6
IFRS adjustments	
Goodwill amortisation	52.1
Development costs	7.6
Share-based payments	(8.9)
Other adjustments	(1.1)
Total adjustments	49.7
IFRS operating profit	90.3

All figures in £ millions	31 May 2005
UK GAAP operating profit pre goodwill amortisation and operating exceptional items	101.6
IFRS adjustments	
Development costs	7.6
Share-based payments	(8.9)
Other adjustments	(0.8)
Total adjustments	(2.1)
IFRS operating profit pre operating exceptional items and acquired intangibles amortisation	99.5

The effect on Earnings Per Share is shown below:

All figures in pence	31 May 2005 UK GAAP	31 May 2005 IFRS
Basic earnings per share	2.9	12.4
Adjusted basic earnings per share	15.6	14.8

For the year ended 31 May 2005:

- operating profit pre goodwill and operating exceptional items has decreased by £2.1m to £99.5m as a result of the IFRS restatement
- adjusted basic earnings per share have decreased from 15.6p to 14.8p and basic earnings per share have increased from 2.9p to 12.4p
- the net impact of the capitalisation and amortisation of development costs increases the operating profit pre goodwill and operating exceptional items by £7.6m; at 31 May 2005 the net carrying value on the balance sheet of the associated development costs is £18.4m
- the effective tax rate on profit before tax, goodwill amortisation and exceptional items from continuing operations increases from 14% to 17%

IAS 32 and IAS 39 will be adopted as at 1 June 2005 and are not expected to have any impact on reported net debt.

ENDS

A conference call for analysts, chaired by Howard Evans, Finance Director, will be held at 09.00 GMT today. To access this call dial +44 (0)1296 480 100, passcode C 679849. The call will be available for replay on the Misys plc website within 24 hours.

For further information, please contact:

Andrew Farmer
Head of Investor Relations
Misys plc
Tel: +44 (0) 20 7368 2307
E-mail: andrew.farmer@misys.co.uk

Susan Cottam
Group Communications Director
Misys plc
Tel: +44 (0) 20 7368 2305
E-mail: susan.cottam@misys.co.uk

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries and the UK general insurance industry, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is one of the top four software providers worldwide and the largest outside the US, with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is a top five software provider in the US market, serving more than 92,000 physicians in 18,000 practice locations, 1,250 hospitals and 600 home care providers. In UK general insurance Misys is the market leader in software solutions. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to over 8,000 financial advisers in the UK. Misys employs over 6,500 people who serve customers in more than 120 countries. For more information, visit www.misys.com.

RESTATEMENT OF FINANCIAL INFORMATION UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

INTRODUCTION

European law requires that the Group's financial statements for the year to 31 May 2006 are prepared on the basis of International Financial Reporting Standards (IFRS), as adopted by the European Union. IFRS are subject to amendment or interpretation by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) and there is an ongoing process of review and endorsement by the European Union. The financial information contained in this document has been prepared on the basis of the standards and interpretations that are expected to be applicable on 31 May 2006 when the first full IFRS financial statements are prepared.

The purpose of this document is to explain the impact of the adoption of IFRS on the Group's financial performance and position, and to quantify the expected impact on 2004/05 financial information previously prepared under UK GAAP.

Whilst the introduction of IFRS has no impact on the underlying cash flows of the business, the areas of accounting that will have the most significant impact on the Group's financial statements are as follows:

- employee share-based payment arrangements;
- goodwill;
- development expenditure;
- the accounting treatment of dividends; and
- from 1 June 2005, financial instruments.

Overview of impact in the year to 31 May 2005

The following tables summarise the impact of the adoption of IFRS on the Group's operating profit for the year ended 31 May 2005 and the six months ended 30 November 2004:

All figures in £ millions	31 May 2005	30 Nov 2004
UK GAAP statutory operating profit	40.6	16.8
IFRS adjustments		
Goodwill amortisation	52.1	27.4
Development costs	7.6	3.4
Share-based payments	(8.9)	(2.6)
Other adjustments	(1.1)	(0.3)
Total adjustments	49.7	27.9
IFRS operating profit	90.3	44.7

All figures in £ millions	31 May 2005	30 Nov 2004
UK GAAP operating profit pre goodwill amortisation and operating exceptional items	101.6	44.2
IFRS adjustments		
Development costs	7.6	3.4
Share-based payments	(8.9)	(2.6)
Other adjustments	(0.8)	(0.2)
Total adjustments	(2.1)	0.6
IFRS operating profit pre operating exceptional items and acquired intangibles amortisation	99.5	44.8

The effect on Earnings Per Share is shown below:

	31 May 2005		30 Nov 2004	
All figures in pence	UK GAAP	IFRS	UK GAAP	IFRS
Basic earnings per share	2.9	12.4	1.4	6.6
Adjusted basic earnings per share	15.6	14.8	6.8	6.8

Tax rate

The tax charge for the year to 31 May 2005 has increased by £1.9m under IFRS, as a result of providing deferred tax on the various IFRS profit adjustments. This has increased the Group's effective tax rate on profit before tax, goodwill amortisation, acquired intangibles amortisation and exceptional items from 14% under UK GAAP to 17% under IFRS.

BASIS OF PREPARATION

This document has been prepared on the basis of IFRS standards, including interpretations of IFRIC and the Standing Interpretations Committee (SIC) that are expected to be applicable on 31 May 2006.

As listed companies in a large number of countries are adopting IFRS standards for the first time, there is limited established practice upon which to draw in matters of interpretation and application. Furthermore, it is possible that new standards, revisions to existing standards and new interpretations may be issued which affect the Group. Consequently, it is not possible at this stage to definitively quantify the impact of the adoption of IFRS and therefore the comparative information in the 2005/06 interim and annual reports may differ from that presented in this document.

IFRS 1 'First-time Adoption of International Financial Reporting Standards' specifies the transitional arrangements for companies adopting IFRS for the first time. The standard allows companies to take certain exemptions from applying the full requirements of IFRS in the transition from their former GAAP.

The financial information in this document has been prepared on the basis of taking the following optional IFRS 1 exemptions:

- Financial instruments – IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' have been adopted from 1 June 2005 and comparative information for 2004/05 has not been restated.

  The effect of IAS 32 and IAS 39 will be to recognise derivative financial instruments at fair value. At present, the instruments in question are foreign exchange forward contracts, interest rate caps, and embedded foreign currency derivatives. The expected effect of IAS 32 and IAS 39 is explained in more detail in note 9 of the explanatory notes.

- Business combinations – IFRS 3 'Business Combinations' has been applied prospectively from 1 June 2004.

  On transition to IFRS on 1 June 2004, goodwill was 'frozen' at its carrying value at that date. The effect of this is explained more fully in note 1 of the explanatory notes.

- Cumulative translation differences – the cumulative translation differences for all foreign operations have been set to zero at 1 June 2004.

  Exchange differences arising prior to the transition to IFRS will be carried forward within reserves, and will not be recycled to the income statement if a foreign operation is subsequently disposed of.

IFRS 2 'Share-based Payments' has been applied to all equity instruments that had not vested on or before 31 May 2004. This is explained in more depth in note 3 of the explanatory notes in Appendix 1.

The Group has chosen to early adopt the amendment to IAS 19 'Employee Benefits', issued on 16 December 2004 by the IASB. The amendment has yet to be adopted by the European Union but is expected to be shortly. Adopting this amendment allows the Group to recognise actuarial gains and losses on defined benefit plans in full through the statement of recognised income and expenditure.

The Group's IFRS accounting policies can be found in Appendix 3.

1. Consolidated income statement for the year ended 31 May 2005
(unaudited)

All figures in £ millions	UK GAAP *in IFRS format*	Adjustments (table 10)	IFRS
Revenue	888.4	-	888.4
Operating profit	40.6	49.7	90.3
Analysed as:			
Total operating profit pre operating exceptional items, goodwill and acquired intangibles amortisation	101.6	(2.1)	99.5
Operating exceptional items	(8.9)	-	(8.9)
Goodwill amortisation	(52.1)	52.1	-
Acquired intangibles amortisation	-	(0.3)	(0.3)
	40.6	49.7	90.3
Non-operating exceptional item	(2.7)	-	(2.7)
Finance costs	(14.1)	(0.2)	(14.3)
Finance income	3.8	-	3.8
Profit before tax	27.6	49.5	77.1
Taxation	(12.8)	(1.9)	(14.7)
Profit after tax	14.8	47.6	62.4
Attributable to:			
Shareholders of Misys plc	14.4	47.6	62.0
Minority interests	0.4	-	0.4
	14.8	47.6	62.4

2. Statement of cash flows for the year ended 31 May 2005
(unaudited)

All figures in £ millions	UK GAAP *in IFRS format*	Adjust-ments (table 10)	IFRS
Operating cash flows			
Operating profit	40.6	49.7	90.3
Goodwill amortisation	52.1	(52.1)	-
Amortisation of other intangible assets	-	5.3	5.3
Depreciation and net loss on disposal of fixed assets	9.9	(1.4)	8.5
Other non-cash movements	1.6	8.9	10.5
(Increase) decrease in inventories	(2.7)	3.6	0.9
Increase in trade and other receivables	(40.5)	(3.6)	(44.1)
Increase in creditors and provisions	34.3	0.8	35.1
Decrease in deferred income	(6.1)	-	(6.1)
Tax paid	(7.2)	-	(7.2)
Net cash flow from operating activities	82.0	11.2	93.2
Investing activities			
Acquisition of businesses, net of cash acquired	(8.9)	-	(8.9)
Proceeds from sale of businesses, net of cash disposed	0.2	-	0.2
Purchases of property, plant and equipment and intangibles	(9.4)	-	(9.4)
Proceeds from disposal of property, plant and equipment	1.0	-	1.0
Purchase of other investments	(0.6)	-	(0.6)
Expenditure on internally developed intangible assets	-	(11.2)	(11.2)
Net cash used in investing activities	(17.7)	(11.2)	(28.9)
Financing activities			
Dividends paid	(33.5)	-	(33.5)
Interest received	4.0	-	4.0
Interest paid	(13.8)	-	(13.8)
Increase in borrowings	23.2	-	23.2
Capital element of finance leases	(1.0)	-	(1.0)
Payments for the purchase of own shares	(52.9)	-	(52.9)
Share options exercised	3.7	-	3.7
Net cash used in financing activities	(70.3)	-	(70.3)
Decrease in cash and cash equivalents	(6.0)	-	(6.0)
Movement in cash and cash equivalents			
At start of the year	107.0	-	107.0
Decrease	(6.0)	-	(6.0)
Effect of foreign exchange rate changes	0.6	-	0.6
At end of the year	101.6	-	101.6

Reconciliation of previously reported UK GAAP operating cash flow to its equivalent in the table above

All figures in £ millions	Operating cash flow
UK GAAP (as previously reported)	89.2
Tax paid	(7.2)
UK GAAP reformatted (as shown in table above)	82.0

3. Consolidated balance sheet as at 31 May 2005
(unaudited)

All figures in £ millions	UK GAAP *in IFRS format*	Adjustments (table 10)	IFRS
Non current assets			
Goodwill	165.0	51.3	216.3
Other intangible assets	-	22.4	22.4
Property, plant and equipment	24.9	(2.5)	22.4
Investments	4.1	-	4.1
Trade and other receivables	13.8	(0.2)	13.6
Deferred tax assets	16.2	5.7	21.9
	224.0	76.7	300.7
Current assets			
Inventories	1.2	-	1.2
Trade and other receivables	167.5	(0.7)	166.8
Current tax assets	2.7	-	2.7
Cash and cash equivalents	101.6	-	101.6
	273.0	(0.7)	272.3
Current liabilities			
Trade and other payables	(157.6)	19.9	(137.7)
Loans and overdrafts	(3.1)	-	(3.1)
Current tax liabilities	(56.6)	-	(56.6)
Deferred income	(108.8)	-	(108.8)
Provisions	-	(54.3)	(54.3)
	(326.1)	(34.4)	(360.5)
Net current liabilities	(53.1)	(35.1)	(88.2)
Total assets less current liabilities	170.9	41.6	212.5
Non current liabilities			
Loans and overdrafts	(318.1)	-	(318.1)
Other creditors	-	(1.2)	(1.2)
Retirement benefit obligations	(6.1)	(2.7)	(8.8)
Deferred tax liabilities	-	-	-
Deferred income	(8.5)	-	(8.5)
Provisions	(90.8)	55.5	(35.3)
	(423.5)	51.6	(371.9)
Net liabilities	(252.6)	93.2	(159.4)
Equity			
Share capital	5.6	-	5.6
Share premium account	66.5	-	66.5
Other reserves	(328.0)	93.2	(234.8)
Equity shareholders' deficit	(255.9)	93.2	(162.7)
Minority interests	3.3	-	3.3
Total equity	(252.6)	93.2	(159.4)

4. Statement of recognised income and expenditure for the year ended 31 May 2005 (unaudited)

All figures in £ millions	UK GAAP *in IFRS format*	Adjust-ments	IFRS
Net profit for the year	14.8	47.6	62.4
Exchange difference on translation of foreign operations	2.0	0.5	2.5
Increase in cumulative goodwill written off to reserves due to exchange adjustments	(3.1)	-	(3.1)
Actuarial losses on defined benefit pension schemes	(2.5)	-	(2.5)
Tax on actuarial losses	0.8	-	0.8
Net expense recognised directly in equity	(2.8)	0.5	(2.3)
Total recognised income and expense for the year	12.0	48.1	60.1
Attributable to:			
Shareholders of Misys plc	11.6	48.1	59.7
Minority interests	0.4	-	0.4
	12.0	48.1	60.1

5. Total shareholders' deficit reconciliation for the year ended 31 May 2005 (unaudited)

All figures in £ millions	UK GAAP *in IFRS format*	Adjust-ments	IFRS
Total recognised income and expense for the year	12.0	48.1	60.1
Equity dividends	(33.5)	-	(33.5)
New share capital subscribed	1.2	-	1.2
Payments for the purchase of own shares	(52.9)	-	(52.9)
Movements on investment in own shares and share-based payments	3.1	8.9	12.0
Deferred tax on share-based payments	-	0.1	0.1
Net movement in shareholders' deficit	(70.1)	57.1	(13.0)
Opening shareholders' deficit	(182.5)	36.1	(146.4)
Closing shareholders' deficit	(252.6)	93.2	(159.4)

6. Earnings per share for the year ended 31 May 2005 (unaudited)

	BASIC		DILUTED	
All figures in pence	UK GAAP	IFRS	UK GAAP	IFRS
Earnings per share	2.9	12.4	2.8	12.3
Goodwill amortisation	10.4	-	10.3	-
Amortisation of acquired intangible assets	-	0.1	-	0.1
Exceptional items after taxation				
- Cost of regulatory reviews and endowment complaints	1.8	1.8	1.8	1.8
- Impairment of assets on the post year end sale of a business	0.5	0.5	0.5	0.5
Adjusted earnings per share	15.6	14.8	15.4	14.7

7. Summary segmental analysis for the year ended 31 May 2005
(unaudited)

By business segment

All figures in £ millions	REVENUE UK GAAP and IFRS	OPERATING PROFIT (LOSS) UK GAAP	Adjustments (table 10)	IFRS
Banking	245.0	35.5	5.4	40.9
Healthcare	290.5	20.2	22.4	42.6
General Insurance	33.7	15.8	-	15.8
Sesame	319.2	(24.6)	22.0	(2.6)
Group	-	(6.3)	(0.1)	(6.4)
	888.4	40.6	49.7	90.3

By geographical region

All figures in £ millions	REVENUE UK GAAP and IFRS	OPERATING PROFIT (LOSS) UK GAAP	Adjustments (table 10)	IFRS
United Kingdom	416.7	6.4	24.1	30.5
Rest of Europe	91.3	5.3	3.3	8.6
Asia Pacific	20.4	(4.8)	0.1	(4.7)
Americas	342.7	31.4	22.2	53.6
Other	17.3	2.3	-	2.3
	888.4	40.6	49.7	90.3

8. Intangible assets under IFRS
(unaudited)

All figures in £ millions	Developed software	Acquired software	Third party software licences	Total other intangibles	Goodwill	Total
At 1 June 2004						
Cost	13.3	-	11.9	25.2	212.6	237.8
Accumulated amortisation and impairment	(2.6)	-	(9.2)	(11.8)	-	(11.8)
Net book amount	10.7	-	2.7	13.4	212.6	226.0
Year ending 31 May 2005						
Opening net book amount	10.7	-	2.7	13.4	212.6	226.0
Exchange differences	0.1	-	-	0.1	0.7	0.8
Additions	11.2	-	1.3	12.5	-	12.5
Disposals	-	-	(0.1)	(0.1)	-	(0.1)
Recognised on acquisitions	-	1.8	-	1.8	3.0	4.8
Amortisation charge	(3.6)	(0.3)	(1.4)	(5.3)	-	(5.3)
Closing net book amount	18.4	1.5	2.5	22.4	216.3	238.7

9. Reconciliation of net liabilities/total equity at 1 June 2004
(unaudited)

All figures in £ millions	
UK GAAP at 1 June 2004	(182.5)
Development costs capitalised as intangible assets	10.7
Reversal of the accrual for the 2003/4 final dividend	20.7
Other adjustments	(0.8)
Total adjustments (before tax)	30.6
Deferred tax on the above	5.5
IFRS at 1 June 2004	(146.4)

10. Analysis of IFRS adjustments for the year ended 31 May 2005 (unaudited)

Consolidated income statement

All figures in £ millions	Goodwill amortisation (note 1)	Development costs (note 2)	Share-based payments (note 3)	Other adjustments (note 4)	Total adjustments
Revenue	-	-	-	-	-
Operating profit	**52.1**	**7.6**	**(8.9)**	**(1.1)**	**49.7**
Analysed as:					
Operating profit pre exceptional items, goodwill and acquired intangibles amortisation	-	7.6	(8.9)	(0.8)	(2.1)
Exceptional items	-	-	-	-	-
Goodwill amortisation	52.1	-	-	-	52.1
Acquired intangibles amortisation	-	-	-	(0.3)	(0.3)
	52.1	7.6	(8.9)	(1.1)	49.7
Non-operating exceptional item	-	-	-	-	-
Finance costs	-	-	-	(0.2)	(0.2)
Finance income	-	-	-	-	-
Profit before tax	52.1	7.6	(8.9)	(1.3)	49.5
Taxation	-	-	-	(1.9)	(1.9)
Profit after tax	52.1	7.6	(8.9)	(3.2)	47.6
Attributable to:					
Shareholders of Misys plc	52.1	7.6	(8.9)	(3.2)	47.6
Minority interests	-	-	-	-	-
	52.1	7.6	(8.9)	(3.2)	47.6

Consolidated balance sheet

All figures in £ millions	Goodwill amortisation (note 1)	Development costs (note 2)	Other adjustments (note 4)	Reclass-ifications (note 5)	Total adjustments
Non current assets					
Goodwill	52.1	-	(0.8)	-	51.3
Other intangible assets	-	18.4	1.5	2.5	22.4
Property, plant and equipment	-	-	-	(2.5)	(2.5)
Investments	-	-	-	-	-
Trade and other receivables	-	-	(0.9)	0.7	(0.2)
Deferred tax assets	-	-	3.1	2.6	5.7
	52.1	18.4	2.9	3.3	76.7
Current assets					
Inventories	-	-	-	-	-
Trade and other receivables	-	-	-	(0.7)	(0.7)
Current tax assets	-	-	-	-	-
Cash and cash equivalents	-	-	-	-	-
	-	-	-	(0.7)	(0.7)
Current liabilities					
Trade and other payables	-	-	18.7	1.2	19.9
Loans and overdrafts	-	-	-	-	-
Current tax liabilities	-	-	-	-	-
Deferred income	-	-	-	-	-
Provisions	-	-	-	(54.3)	(54.3)
	-	-	18.7	(53.1)	(34.4)
Net current liabilities	-	-	18.7	(53.8)	(35.1)
Total assets less current liabilities	52.1	18.4	21.6	(50.5)	41.6
Non current liabilities					
Loans and overdrafts	-	-	-	-	-
Other creditors	-	-	-	(1.2)	(1.2)
Retirement benefit obligations	-	-	(0.1)	(2.6)	(2.7)
Deferred tax liabilities	-	-	-	-	-
Deferred income	-	-	-	-	-
Provisions	-	-	1.2	54.3	55.5
	-	-	1.1	50.5	51.6
Net liabilities	52.1	18.4	22.7	-	93.2
Equity					
Share capital	-	-	-	-	-
Share premium account	-	-	-	-	-
Other reserves	52.1	18.4	22.7	-	93.2
Equity shareholders' deficit	52.1	18.4	22.7	-	93.2
Minority interests	-	-	-	-	-
Total equity	52.1	18.4	22.7	-	93.2

Statement of cash flows

All figures in £ millions	Goodwill amortisation (note 1)	Development costs (note 2)	Share-based payments (note 3)	Other adjustments (note 4)	Reclass-ifications (note 5)	Total adjustments
Operating cash flows						
Operating profit	52.1	7.6	(8.9)	(1.1)	-	49.7
Goodwill amortisation	(52.1)	-	-	-	-	(52.1)
Amortisation of other intangible assets	-	3.6	-	0.3	1.4	5.3
Depreciation and net loss on disposal of fixed assets	-	-	-	-	(1.4)	(1.4)
Other non-cash movements	-	-	8.9	-	-	8.9
Increase in inventories	-	-	-	-	3.6	3.6
Increase in trade and other receivables	-	-	-	-	(3.6)	(3.6)
Increase in creditors and provisions	-	-	-	0.8	-	0.8
Decrease in deferred income	-	-	-	-	-	-
Tax paid	-	-	-	-	-	-
Net cash flow from operating activities	-	11.2	-	-	-	11.2
Investing activities						
Acquisition of businesses, net of cash acquired	-	-	-	-	-	-
Proceeds from sale of businesses, net of cash disposed	-	-	-	-	-	-
Purchases of property, plant and equipment	-	-	-	-	-	-
Proceeds from disposal of property, plant and equipment	-	-	-	-	-	-
Purchase of other investments	-	-	-	-	-	-
Expenditure on internally developed intangible assets	-	(11.2)	-	-	-	(11.2)
Net cash used in investing activities	-	(11.2)	-	-	-	(11.2)
Financing activities						
Dividends paid	-	-	-	-	-	-
Interest received	-	-	-	-	-	-
Interest paid	-	-	-	-	-	-
Increase in borrowings	-	-	-	-	-	-
Capital element of finance leases	-	-	-	-	-	-
Payments for the purchase of own shares	-	-	-	-	-	-
Share options exercised	-	-	-	-	-	-
Net cash used in financing activities	-	-	-	-	-	-
Decrease in cash and cash equivalents	-	-	-	-	-	-

Segmental analysis: by business segment

All figures in £ millions	Goodwill amortisation (note 1)	Development costs (note 2)	Share-based payments (note 3)	Other adjustments (note 4)	Total adjustments
Operating profit by business segment					
Banking	8.4	2.6	(4.4)	(1.2)	5.4
Healthcare	21.5	5.0	(4.1)	-	22.4
General Insurance	-	-	-	-	-
Sesame	22.2	-	(0.2)	-	22.0
Group	-	-	(0.2)	0.1	(0.1)
	52.1	7.6	(8.9)	(1.1)	49.7

Segmental analysis: by geographical region

All figures in £ millions	Goodwill amortisation (note 1)	Development costs (note 2)	Share-based payments (note 3)	Other adjustments (note 4)	Total adjustments
Operating profit by geographical region					
United Kingdom	26.8	2.7	(4.9)	(0.5)	24.1
Rest of Europe	3.3	-	-	-	3.3
Asia Pacific	0.1	-	-	-	0.1
Americas	21.9	4.9	(4.0)	(0.6)	22.2
Other	-	-	-	-	-
	52.1	7.6	(8.9)	(1.1)	49.7

Appendix 1

Explanatory notes on the impact of IFRS

Notes 1 to 5 below explain the impact that the adoption of IFRS has had on the financial information presented above. Other aspects of the adoption of IFRS are considered in notes 6 to 9.

1 Goodwill

Under UK GAAP, goodwill was treated in two ways. Prior to 1 July 1998, goodwill arising under the acquisition accounting method was written off directly to equity and recycled to the income statement as part of the gain/loss on disposal of the acquired entity. After that date goodwill was capitalised and amortised over its useful economic life, up to a maximum period of 20 years.

The Group has taken advantage of the exemption in IFRS 1 for business combinations. As a result, the net book value of goodwill under UK GAAP at 31 May 2004 became the deemed cost of goodwill under IFRS at the transition date.

Under IFRS, goodwill is not amortised but is subject to impairment testing on an annual basis, or more frequently if there is an indication of impairment. Goodwill previously written off directly to equity will remain in equity and never be recycled to the income statement. Goodwill arising before the date of transition to IFRS will continue to be denominated in the local currency of each acquiree.

The effect of adopting IFRS is to reverse the goodwill amortisation recognised under UK GAAP and to increase the carrying value of goodwill in the balance sheet by £52.1m at 31 May 2005.

2 Development costs

Under UK GAAP, the development costs of internally developed software licences and upgrades were expensed as incurred, irrespective of the future value expected from the results of the development activity.

IAS 38 'Intangible Assets' requires that certain development costs are capitalised when the criteria set out in the standard are met.

The effect of adopting IFRS is to capitalise development costs previously expensed under UK GAAP, and therefore to increase the carrying value of intangible assets. Any capitalised costs are amortised over the useful life of the product, typically over periods of three to five years. The impact on the income statement for the year to 31 May 2005 is £7.6m, being the net effect of the capitalisation of development costs that meet the IAS 38 criteria during the period of £11.2m, less the amortisation of costs previously capitalised of £3.6m.

3 Share-based payments

The Group operates a variety of share-based employee incentive arrangements which typically include the grant of share options.

Under UK GAAP, the intrinsic value of an award under the Group's share plans was charged as an operating cost over the period of performance of the employee receiving the award. Inland Revenue approved SAYE schemes (and their overseas equivalents) were outside the scope of UITF Abstract 17, and a charge was therefore not recorded in respect of these schemes even where the options were granted at a discount to the market price at the date of invitation.

IFRS 2 requires that an expense is recognised in the income statement based on the fair value of an award at the date of grant for all share-based incentive schemes. The expense is spread over the period for which services are received from employees, which is assumed to be the vesting period of the award.

The impact of adopting IFRS is to increase the share-based payment expense in the income statement, primarily because IFRS 2 covers market value schemes and schemes which were outside the scope of UITF 17.

The total IFRS charge for the year to 31 May 2005 is £10.4m compared with £1.5m under UK GAAP, resulting in an incremental charge of £8.9m.

4 Other adjustments

Acquired intangible assets

After transition to IFRS, there is a requirement to assess and recognise the fair value of all separately identifiable intangible assets that are acquired as part of a business combination. Under UK GAAP, such items were generally subsumed within goodwill. As a result of this change, £1.8m was reclassified from goodwill to other intangibles in respect of the acquisition of IDOM Consulting (UK) Limited in August 2004, of which £0.3m was amortised during the year. A deferred tax liability of £0.6m arose on the recognition of the intangible assets, giving rise to an additional £0.6m goodwill. As explained in note 6, the adjusted EPS will exclude this charge for the amortisation of acquired intangible assets.

Discounting

Under IFRS, provisions are discounted to their fair value at the balance sheet date. As the discounting effect unwinds with the passing of time, the resulting increase in the provision is treated as a finance cost. Where provisions relate to claims that are recoverable from a third party, the corresponding debtor balance has also been discounted.

The effect of this adjustment on the balance sheet at 31 May 2005 is to decrease non-current provisions by £1.2m and non-current debtors by £0.9m. An additional charge of £0.2m has been included within finance costs for the full year.

Holiday pay

IAS 19 requires that a liability is recorded for all accrued entitlements for holiday at each balance sheet date, which will introduce some additional volatility to the income statement. The additional accrual at 31 May 2005 (which has been adjusted within current trade and other payables) is £2.0m, and an additional charge of £0.8m has been recorded in the year to 31 May 2005.

Dividends

Under UK GAAP, dividends were recognised as an expense in the income statement. An accrual was made for dividends that were proposed by Directors after the balance sheet date but prior to the date of signing the financial statements and a corresponding expense was recognised.

Distributions to equity holders are not recognised in the income statement under IFRS, they are disclosed as a component of the movement in equity. A liability is recorded for a final dividend when the dividend is approved by the company's shareholders, and for an interim dividend when the dividend is paid.

The impact of IFRS is to remove the £20.7m accrual for the 2004/05 final dividend in the balance sheet at 31 May 2005.

Retirement benefit obligations

Under both UK GAAP and IFRS scheme assets are measured at fair value. However, under UK GAAP the fair value of quoted and unitised securities is the bid price. Under IFRS it is the mid-market price. As a result of this change, the net pension liability at both 31 May 2004 and 31 May 2005 increased by £0.1m.

Foreign exchange differences

As goodwill is not amortised under IFRS, the carrying amount of foreign currency denominated goodwill at 30 November 2004 and 31 May 2005 was higher under IFRS than under UK GAAP. Furthermore some of the capitalised development costs are denominated in the relevant foreign currency of the operation. These resulted in an additional translation difference arising on consolidation, which increases consolidated goodwill, intangible assets and equity by £0.5m at 31 May 2005. This has no impact on the income statement because exchange differences on consolidation are recognised directly in the statement of recognised income and expenditure.

Taxation

Deferred tax under UK GAAP was provided on all timing differences that had originated but not reversed at the balance sheet date. Timing differences arise when gains and losses are included in tax computations in a later or earlier period from that in which they appear in the Group's financial statements.

IAS 12 'Income Taxes' has a balance sheet focused approach. The standard requires that full provision be made for all taxable temporary differences except those arising on goodwill. A temporary difference is the difference between the carrying amount of an asset or liability in the balance sheet and its associated tax base. A temporary difference is a taxable temporary difference if it will give rise to taxable amounts in the future when the asset or liability is settled.

Deferred tax liabilities and assets are classified as non-current irrespective of the expected timing of the reversal of the underlying taxable temporary difference. Current tax assets and liabilities are shown separately on the face of the balance sheet.

The principal impact of adopting IFRS has been to recognise an additional deferred tax asset of £3.1m at 31 May 2005. This is in respect of capitalised development costs, tax allowable goodwill on acquisitions, share-based payments and holiday pay liabilities.

The movement on this balance during the year ended 31 May 2005 is such as to create an additional deferred tax charge of £1.9m in that year. The presentation of deferred tax on the balance sheet is also different under IFRS to UK GAAP and this impact is shown in note 5 below.

5 Reclassifications

Intangible assets and property, plant and equipment

Under UK GAAP, purchased software licences were capitalised within tangible fixed assets as part of the computer hardware to which they related, and depreciated over their useful economic life.

IAS 38 requires computer software that is an integral part of the related hardware, such as an operating system, is treated as property, plant and equipment. Software that is not an integral part of the related hardware must be capitalised as an intangible asset and amortised over its useful economic life.

The effect of this change is to reclassify software licences from property, plant and equipment to intangible assets, and to reclassify the related depreciation expense to amortisation expense in the income statements. The amount of the reclassification in the balance sheet is £2.5m at 31 May 2005. There is no effect on profit.

'Current' and 'non-current' assets and liabilities

The format of the balance sheet under IFRS is different to UK GAAP, with IFRS requiring all assets and liabilities to be identified between 'current' and 'non-current'. In table 3 the figures from the UK GAAP balance sheet and related notes have been presented using the standard IFRS format and then further reclassifications (based on information not previously disclosed) are shown separately. These reformatting and further adjustments are described below:

- Deferred tax is regarded as 'non-current' under IFRS, whereas under UK GAAP deferred tax assets are included within current assets. This has been treated as a formatting change to the UK GAAP balance sheet (£16.2m at 31 May 2005). A further adjustment of £2.6m

has been made to reclassify the deferred tax asset relating to the pension scheme, which under UK GAAP was offset against the pension scheme liability;

- Receivables due after more than one year have been treated as non-current under IFRS, and these are shown as a £13.8m formatting change to the UK GAAP balance sheet at 31 May 2005. A further classification adjustment of £0.7m is included in the IFRS adjustments;

- Under IFRS, 'inventories' excludes work in progress relating to long-term contracts. At 31 May 2005, £11.8m has therefore been reclassified to trade and other receivables as a formatting change to the UK GAAP balance sheet;

- An adjustment of £1.2m between current and non-current trade and other payables is included in the IFRS adjustments;

- Under UK GAAP, deferred income was deducted beneath current liabilities. Under IFRS however, deferred income which is expected to be earned within 12 months should be treated as a current liability. This is shown as a reformatting change to the UK GAAP balance sheet (£108.8m at 31 May 2005).

- Under UK GAAP, provisions were presented as long-term liabilities. IFRS requires provisions to be classified as current or non-current, and at 31 May 2005 this resulted in £54.3m of provisions (mainly relating to regulatory and lapse provisions) being reclassified to 'current liabilities'. This is shown as an IFRS adjustment.

6 Earnings per share (EPS)

The basis of the calculation of EPS is the same under IFRS as under UK GAAP. As before, adjusted EPS is presented to provide more comparable and representative information on the continuing and established trading activities. Adjusted EPS presented in our UK GAAP results excluded the effects of exceptional items, goodwill amortisation, and other items of an unusual or non-recurring nature. Adjusted EPS presented in our IFRS results continues to exclude the effects of exceptional items and any other items of an unusual or non recurring nature but no longer includes the effect of goodwill amortisation. In addition under IFRS adjusted EPS excludes amortisation of acquired intangible assets.

In the future and on the introduction of IAS 39 'Financial Instruments, adjusted EPS will also exclude the effects of gains and losses on embedded derivatives.

7 Cash flow statement

Although there is no effect on the underlying cash generation and expenditures of the Group, there will be some presentational changes on the adoption of IAS 7 'Cash Flow Statements'.

The format of the cash flow statement has changed to show cash flows analysed between operating, investing and financing activities. Cash flows relating to tax will be classified within operating cash flows, whereas under UK GAAP it was classified separately outside of cash flows from operating activities.

8 Segment information

The Group will report segment information by class of business and by geographical area. The Group's primary segment reporting format, for which more detailed disclosures are required, will be by class of business. The secondary segment reporting format will be by geographical area.

The Group will disclose the four main business segments: Banking, Healthcare, General Insurance and Sesame.

Additional information, in excess of that required by IFRS, will continue to be provided in respect of revenue by type and by segment. This is in line with the Group's current practice.

9 Adoption of IAS 32 and IAS 39

As explained in the basis of preparation, the Group will apply IAS 32 and IAS 39 from 1 June 2005. The following section highlights the principal items that will be affected by the adoption of these two standards.

Foreign exchange contracts

It is the Group's policy to eliminate transactional currency exposures through foreign exchange contracts as soon as the contractual commitments are known.

IAS 39 will require recognition of these contracts in the balance sheet at fair value. Movements would be recognised in the income statement unless the strict recording and documentation rules of IAS 39 are met, in which case gains and losses can be deferred directly in reserves and then reversed to the income statement with the underlying item. In this regard, IAS 39 only affects the timing of accounting for gains and losses on derivative contracts. It has no impact on their underlying economic effect or their overall gains or losses.

It is our intention to only implement the recording and documentation rules for significant contracts, as the costs of doing so for all contracts would outweigh the benefits. This will therefore introduce some volatility to the income statement.

Interest rate hedges

IAS 39 requires the recognition of the fair value of such contracts in the balance sheet, with movements recognised in the income statement.

The Group has protected the interest charge on up to $350m of bank debt from increases in interest rates through a series of interest rate caps that have a final maturity of June 2007. The recognition of these instruments is unlikely to have a significant effect on the income statement unless the US Dollar interest rate increases significantly during this period.

Embedded foreign currency derivatives

Certain software licencing contracts are priced in a currency (usually US Dollars or Pounds Sterling) which is different to the functional currency of the subsidiary entering into the transaction and the customer. These contracts are normally denominated in a non functional currency in order to trade in one of these stable, liquid currencies rather than the local currency.

In some cases this gives rise to an embedded derivative which, under IAS 39, is recognised separately from the host contract at fair value. Again, this may introduce further volatility to the income statement.

Effect of adopting IAS 32 and IAS 39

For illustrative purposes, the following table shows the Group's net liabilities as at 1 June 2005 after adopting IAS 32 and IAS 39.

Effect of adopting IAS 32 and IAS 39 on net liabilities at 1 June 2005
(unaudited)

All figures in £ millions	
Net liabilities as restated under IFRS	**(159.4)**
Effect of adopting IAS 32 and IAS 39:	
Fair value of foreign currency contracts	(0.2)
Fair value of interest rate caps	(0.2)
Fair value of embedded derivatives	(2.4)
	(162.2)
Deferred tax on the above	1.1
Net liabilities after adopting IAS 32 and IAS 39	**(161.1)**

Appendix 2
Restatement of 2004/05 interim financial information

i. Consolidated income statement for the six months to 30 November 2004 (unaudited)

All figures in £ millions	UK GAAP *in IFRS format*	Adjust-ments (table ix)	IFRS
Revenue	437.0	-	437.0
Operating profit	16.8	27.9	44.7
Analysed as:			
Operating profit pre goodwill and acquired intangibles amortisation	44.2	0.6	44.8
Goodwill amortisation	(27.4)	27.4	-
Acquired intangibles amortisation	-	(0.1)	(0.1)
	16.8	27.9	44.7
Finance costs	(6.0)	(0.4)	(6.4)
Finance income	1.9	-	1.9
Profit before tax	12.7	27.5	40.2
Taxation	(5.7)	(0.1)	(5.8)
Profit after tax	7.0	27.4	34.4
Attributable to:			
Shareholders of Misys plc	6.9	27.4	34.3
Minority interests	0.1	-	0.1
	7.0	27.4	34.4

ii. Statement of cash flows for the six months to 30 November 2004 (unaudited)

All figures in £ millions	UK GAAP *in IFRS format*	Adjust-ments (table ix)	IFRS
Operating cash flows			
Operating profit	16.8	27.9	44.7
Goodwill amortisation	27.4	(27.4)	-
Amortisation of other intangible assets	-	2.4	2.4
Depreciation and net loss on disposal of fixed assets	5.0	(0.7)	4.3
Other non-cash movements	2.6	2.6	5.2
Decrease in deferred income	(37.6)	-	(37.6)
Other working capital movements	(20.1)	0.2	(19.9)
Tax paid	(4.6)	-	(4.6)
Net cash flow from operating activities	(10.5)	5.0	(5.5)
Investing activities			
Acquisitions and disposals of businesses, net of cash acquired and disposed	(8.5)	-	(8.5)
Other capital expenditure and financial investment	(4.4)	-	(4.4)
Expenditure on internally developed intangible assets	-	(5.0)	(5.0)
Net cash used in investing activities	(12.9)	(5.0)	(17.9)
Financing activities			
Dividends paid	(20.7)	-	(20.7)
Other financing cash flows	12.3	-	12.3
Net cash used in financing activities	(8.4)	-	(8.4)
Decrease in cash and cash equivalents	(31.8)	-	(31.8)
Movement in cash and cash equivalents			
At start of the year	107.0	-	107.0
Decrease	(31.8)	-	(31.8)
Effect of foreign exchange rate changes	0.2	-	0.2
At the end of the period	75.4	-	75.4

Reconciliation of previously reported UK GAAP operating cash flow to its equivalent in the table above

All figures in £ millions	Operating cash flow
UK GAAP (as previously reported)	(5.9)
Tax paid	(4.6)
UK GAAP reformatted (as shown in table above)	(10.5)

iii. Consolidated balance sheet as at 30 November 2004
(unaudited)

All figures in £ millions	UK GAAP *in IFRS format*	Adjust-ments (table ix)	IFRS
Non current assets			
Goodwill	183.6	25.5	209.1
Other intangible assets	-	18.0	18.0
Property, plant and equipment	24.3	(2.4)	21.9
Investments	3.8	-	3.8
Trade and other receivables	9.7	(0.1)	9.6
Deferred tax assets	14.4	7.3	21.7
	235.8	48.3	284.1
Current assets			
Inventories	1.7	-	1.7
Trade and other receivables	132.2	(0.9)	131.3
Current tax assets	1.3	-	1.3
Cash and cash equivalents	75.4	-	75.4
	210.6	(0.9)	209.7
Current liabilities			
Trade and other payables	(133.2)	12.9	(120.3)
Loans and overdrafts	(3.3)	-	(3.3)
Current tax liabilities	(47.2)	-	(47.2)
Deferred income	(75.4)	-	(75.4)
Provisions	-	(33.1)	(33.1)
	(259.1)	(20.2)	(279.3)
Net current liabilities	(48.5)	(21.1)	(69.6)
Total assets less current liabilities	187.3	27.2	214.5
Non current liabilities			
Loans and overdrafts	(314.0)	-	(314.0)
Other creditors	-	(1.4)	(1.4)
Retirement benefit obligations	(5.8)	(2.6)	(8.4)
Deferred tax liabilities	-	-	-
Deferred income	(8.7)	-	(8.7)
Provisions	(64.5)	34.1	(30.4)
	(393.0)	30.1	(362.9)
Net liabilities	(205.7)	57.3	(148.4)
Equity			
Share capital	5.6	-	5.6
Share premium account	65.6	-	65.6
Other reserves	(279.9)	57.3	(222.6)
Equity shareholders' deficit	(208.7)	57.3	(151.4)
Minority interests	3.0	-	3.0
Total equity	(205.7)	57.3	(148.4)

iv. Statement of recognised income and expenditure

for the six months to 30 November 2004

(unaudited)

All figures in £ millions	UK GAAP *in IFRS format*	Adjust-ments	IFRS
Net profit for the period	7.0	27.4	34.4
Exchange difference on translation of foreign operations	(18.9)	(0.9)	(19.8)
Decrease in cumulative goodwill written off to reserves due to exchange adjustments	21.7	-	21.7
Actuarial losses on defined benefit pension schemes	(2.0)	-	(2.0)
Tax on actuarial losses	0.6	-	0.6
Net expense recognised directly in equity	1.4	(0.9)	0.5
Total recognised income and expense for the period	8.4	26.5	34.9
Attributable to:			
Shareholders of Misys plc	8.3	26.5	34.8
Minority interests	0.1	-	0.1
	8.4	26.5	34.9

v. Total shareholders' deficit reconciliation for the six months to 30 November 2004

(unaudited)

All figures in £ millions	UK GAAP *in IFRS format*	Adjust-ments	IFRS
Total recognised income and expense for the period	8.4	26.5	34.9
Equity dividends	(12.8)	(7.9)	(20.7)
New share capital subscribed	0.3	-	0.3
Payments for the purchase of own shares	(24.1)	-	(24.1)
Movement on investment in own shares and share-based payments	5.0	2.6	7.6
Deferred tax on share-based payments	-	-	-
Net movement in equity shareholders' deficit	(23.2)	21.2	(2.0)
Opening shareholders' deficit	(182.5)	36.1	(146.4)
Closing shareholders' deficit	(205.7)	57.3	(148.4)

vi. Earnings per share for the six months to 30 November 2004

(unaudited)

	BASIC		DILUTED	
All figures in pence	UK GAAP	IFRS	UK GAAP	IFRS
Earnings per share	1.4	6.8	1.4	6.8
Goodwill amortisation	5.4	-	5.4	-
Amortisation of acquired intangible assets	-	-	-	-
Adjusted earnings per share	6.8	6.8	6.8	6.8

vii. Summary segmental analysis for the six months to 30 November 2004 (unaudited)

By business segment

All figures in £ millions	REVENUE UK GAAP and IFRS	OPERATING PROFIT (LOSS) UK GAAP	Adjustments (table ix)	IFRS
Banking	111.8	14.9	4.3	19.2
Healthcare	143.8	8.6	11.2	19.8
General Insurance	16.1	7.1	0.1	7.2
Sesame	165.3	(10.6)	12.4	1.8
Group	-	(3.2)	(0.1)	(3.3)
	437.0	16.8	27.9	44.7

viii. Intangible assets under IFRS

All figures in £ millions	Developed software	Acquired software	Third party software licences	Total other intangibles	Goodwill	Total
At 1 June 2004						
Cost	13.3	-	11.9	25.2	212.6	237.8
Accumulated amortisation and impairment	(2.6)	-	(9.2)	(11.8)	-	(11.8)
Net book amount	10.7	-	2.7	13.4	212.6	226.0
6 months ending 30 November 2005						
Opening net book amount	10.7	-	2.7	13.4	212.6	226.0
Exchange differences	(0.2)	-	-	(0.2)	(6.4)	(6.6)
Additions	5.0	-	0.4	5.4	-	5.4
Disposals	-	-	-	-	-	-
Recognised on acquisitions	-	1.8	-	1.8	2.9	4.7
Amortisation charge	(1.6)	(0.1)	(0.7)	(2.4)	-	(2.4)
Closing net book amount	13.9	1.7	2.4	18.0	209.1	227.1

ix. Analysis of IFRS adjustments for the six months to 30 November 2004 (unaudited)

Consolidated income statement

All figures in £ millions	Goodwill amortisation	Development costs	Share-based payments	Other	Total adjustments
Revenue					
Operating profit	27.4	3.4	(2.6)	(0.3)	27.9
Analysed as:					
Operating profit pre exceptional items, goodwill and acquired intangibles amortisation	-	3.4	(2.6)	(0.2)	0.6
Goodwill amortisation	27.4	-	-	-	27.4
Acquired intangibles amortisation	-	-	-	(0.1)	(0.1)
	27.4	3.4	(2.6)	(0.3)	27.9
Finance costs	-	-	-	(0.4)	(0.4)
Finance income	-	-	-	-	-
Profit before tax	27.4	3.4	(2.6)	(0.7)	27.5
Taxation	-	-	-	(0.1)	(0.1)
Profit after tax	27.4	3.4	(2.6)	(0.8)	27.4
Attributable to:					
Shareholders of Misys plc	27.4	3.4	(2.6)	(0.8)	27.4
Minority interests	-	-	-	-	-
	27.4	3.4	(2.6)	(0.8)	27.4

Consolidated balance sheet

All figures in £ millions	Goodwill amortisation	Development costs	Other adjustments	Reclass-ifications	Total adjustments
Non current assets					
Goodwill	27.4	-	(1.9)	-	25.5
Other intangible assets	-	13.9	1.7	2.4	18.0
Property, plant and equipment	-	-	-	(2.4)	(2.4)
Investments	-	-	-	-	-
Trade and other receivables	-	-	(1.0)	0.9	(0.1)
Deferred tax assets	-	-	4.8	2.5	7.3
	27.4	13.9	3.6	3.4	48.3
Current assets					
Inventories	-	-	-	-	-
Trade and other receivables	-	-	-	(0.9)	(0.9)
Current tax assets	-	-	-	-	-
Cash and cash equivalents	-	-	-	-	-
	-	-	-	(0.9)	(0.9)
Current liabilities					
Trade and other payables	-	-	11.5	1.4	12.9
Loans and overdrafts	-	-	-	-	-
Current tax liabilities	-	-	-	-	-
Deferred income	-	-	-	-	-
Provisions	-	-	-	(33.1)	(33.1)
	-	-	11.5	(31.7)	(20.2)
Net current assets	-	-	11.5	(32.6)	(21.1)
Total assets less current liabilities	27.4	13.9	15.1	(29.2)	27.2
Non current liabilities					
Loans and overdrafts	-	-	-	-	-
Other creditors	-	-	-	(1.4)	(1.4)
Retirement benefit obligations	-	-	(0.1)	(2.5)	(2.6)
Deferred tax liabilities	-	-	-	-	-
Deferred income	-	-	-	-	-
Provisions	-	-	1.0	33.1	34.1
	-	-	0.9	29.2	30.1
Net assets	27.4	13.9	16.0	-	57.3
Equity					
Share capital	-	-	-	-	-
Share premium account	-	-	-	-	-
Other reserves	27.4	13.9	16.0	-	57.3
Equity shareholders' deficit	27.4	13.9	16.0	-	57.3
Minority interests	-	-	-	-	-
Total equity	27.4	13.9	16.0	-	57.3

Statement of cash flows

All figures in £ millions	Goodwill amortisation	Development costs	Share-based payments	Other adjustments	Reclass-ifications	Total adjustments
Operating cash flows						
Operating profit	27.4	3.4	(2.6)	(0.3)	-	27.9
Goodwill amortisation	(27.4)	-	-	-	-	(27.4)
Amortisation of other intangible assets	-	1.6	-	0.1	0.7	2.4
Depreciation and net loss on disposal of fixed assets	-	-		-	(0.7)	(0.7)
Other non-cash movements	-	-	2.6	-	-	2.6
Decrease in deferred income	-	-	-	-	-	-
Other working capital movements	-	-	-	0.2	-	0.2
Tax paid	-	-	-	-	-	-
Net cash flow from operating activities	-	5.0	-	-	-	5.0
Investing activities						
Acquisition of businesses, net of cash acquired	-	-	-	-	-	-
Other capital expenditure and financial investment	-	-	-	-	-	-
Expenditure on internally developed intangible assets	-	(5.0)	-	-	-	(5.0)
Net cash used in investing activities	-	(5.0)	-	-	-	(5.0)
Financing activities						
Dividends paid	-	-	-	-	-	-
Other financing cash flows	-	-	-	-	-	-
Net cash used in financing activities	-	-	-	-	-	-
Decrease in cash and cash equivalents	-	-	-	-	-	-

Segmental analysis by business segment

All figures in £ millions	Goodwill amortisation	Development costs	Share-based payments	Other adjustments	Total adjustments
Operating profit by business segment					
Banking	4.3	1.3	(1.0)	(0.3)	4.3
Healthcare	10.9	2.1	(1.6)	(0.2)	11.2
General Insurance	-	-	-	0.1	0.1
Sesame	12.2	-	0.1	0.1	12.4
Group	-	-	(0.1)	-	(0.1)
	27.4	3.4	(2.6)	(0.3)	27.9

Appendix 3

IFRS Accounting policies

BASIS OF PREPARATION

The financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS') and with those parts of the Companies Act 1985 that are applicable to companies reporting under IFRS.

Misys adopted IFRS with a transition date of 1 June 2004. Comparative figures for the year ended 31 May 2005 and the Group's balance sheet as at 31 May 2005 that were previously reported in accordance with accounting principles generally accepted in the United Kingdom ('UK GAAP') have been restated to comply with IFRS, with the exception of IAS 32 'Financial instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' which will be applied prospectively from 1 June 2005.

IFRS 1 'First time adoption of IFRS' allows certain exemptions from the retrospective application of IFRS prior to 1 June 2004. Where these exemptions have been used, they are explained under the relevant headings below. The consolidated financial information has been prepared under the historical cost convention, except as described under the heading 'Financial instruments'.

BASIS OF CONSOLIDATION

The Group's financial statements consolidate the financial statements of Misys plc and its subsidiary undertakings.

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair value at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of identifiable net assets acquired (i.e. discount on acquisition) is credited to income in the period of acquisition.

Subsidiary undertakings acquired during the period have been included in the financial statements from the date of acquisition. Subsidiary undertakings disposed of are included in the financial statements up to the date of disposal. Accordingly, the consolidated income statement, the consolidated statement of recognised income and expense and the consolidated cash flow statement include the results and cash flows for the period of ownership.

REVENUE RECOGNITION

Revenue represents the fair value of consideration received or receivable from clients for goods and services provided by the Group, net of discounts and sales taxes.

Revenue from system sales is recognised when a signed contract exists, delivery to a customer has occurred with no significant vendor obligations remaining and where the collection of the resulting receivable is considered probable. In instances where a significant vendor obligation exists, revenue recognition is delayed until the obligation has been satisfied. No revenue is recognised for multiple deliveries or multiple element products if an element of the contract remains undelivered and is essential to the functionality of the elements already delivered.

Maintenance fees are recognised rateably over the period of the contract. EDI and remote processing services (transaction processing) are recognised as the services are performed.

Revenue from professional services, such as implementation, training and consultancy, is recognised as the services are performed.

Revenue on certain larger composite contracts is recognised on a percentage of completion basis over the period from the commencement of performance on the contract to customer acceptance. The degree of completion of a contract is measured using the costs incurred to date or milestones reached, depending upon the nature of the individual contract and the most appropriate measure of the percentage of completion. Losses on contracts are recognised as soon as a loss is foreseen by reference to the estimated costs of completion.

Within Sesame, commission revenue received from insurers based on gross premiums written is presented gross of commission payable to Independent Financial Advisors (IFAs) and is recognised when earned. Annual fees received from certain IFAs for industry training, compliance support and access to Misys network's listing of insurance providers and

products are recognised over the relevant subscription period.

SHARE INCENTIVE SCHEMES

The Group operates several equity-settled, share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable.

At each balance sheet date, a revised estimate is made of the number of options that are expected to become exercisable. If the revised estimate differs from the original estimate, the charge to the income statement is adjusted over the remaining vesting period of the options.

PENSIONS

The Group operates a number of defined contribution pension schemes covering the majority of its employees. The costs of these pension schemes are charged to the income statement as incurred. In addition, the Group has a closed funded defined benefit pension scheme in the UK, as well as a number of other smaller defined benefit arrangements outside the UK. The remaining active members of the closed UK defined benefit scheme now contribute to a defined contribution section of the scheme. Full independent actuarial valuations are carried out on at least a triennial basis and updated to each balance sheet date. The assets of the schemes are held separately from those of the Group.

Pension scheme assets are measured using market values. Pension scheme liabilities are measured using a projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. The pension scheme surplus (to the extent that it is recoverable) or deficit is recognised in full on the balance sheet. Any current or past service cost is recognised in the income statement. The net of the expected increase in the present value of the schemes' liabilities, and the Group's long term expected return on its schemes' assets, are included in the income statement.

Any difference arising from experience or assumption changes and differences between the expected return on assets and those actually achieved are charged or credited to the statement of total recognised income and expense as they arise.

LEASES

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Fixed assets held under finance leases are capitalised in the balance sheet and are depreciated over their useful lives. The capital elements of future obligations under leases are included as liabilities in the balance sheet. The interest elements of the lease obligations are charged to income on an actuarial basis over the period of the lease. Rentals paid under operating leases are charged to income on a straight line basis over the lease term.

ONEROUS PROPERTY CONTRACTS

Provision for onerous lease commitments is based on an estimate of the net unavoidable lease payments on these properties, being the rental due, plus any termination costs, less any income expected to be derived from the properties being sublet. The provisions are discounted at an appropriate rate to take into account the effect of the time value of money.

DEFERRED TAXATION

Deferred taxation is recognised in respect of all temporary differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less, tax in the future.

Resultant deferred tax assets are recognised only to the extent that it is probable that there will be suitable taxable profits from which the underlying temporary differences can be deducted, or where there are deferred tax liabilities against which the assets can be recovered.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted at the balance sheet date.

Current and deferred tax is recognised in the income statement except when the tax relates to items charged or credited directly to equity,

in which case the tax is also dealt with in equity.

FOREIGN CURRENCIES
Each overseas operation translates foreign currency transactions into their own functional currency at rates ruling on the date of each transaction. Foreign currency monetary assets and liabilities are retranslated at rates ruling at the balance sheet date, and currency translation differences are recognised in the income statement.

On consolidation, the results of overseas operations are translated to Sterling at the average exchange rate for the period, and their assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Currency translation differences are recognised in the translation reserve.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

When a foreign operation is disposed of, the accumulated translation differences that relate to it are removed from equity and recognised in the income statement as part of the gain or loss on disposal.

As permitted under IFRS 1, cumulative translation differences in respect of foreign operations have been deemed to be nil at 1 June 2004.

The Group hedges its exposure to certain foreign exchange risks using derivatives and foreign currency borrowings. Details of the accounting policies in respect of these are given in the financial instruments section.

INTANGIBLE ASSETS - GOODWILL
Goodwill arising on consolidation represents the consideration, net of costs, less the Group's interest in the fair value of the identifiable assets and liabilities acquired.

Goodwill is recognised as an intangible asset and reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

On the disposal of a previously acquired subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts, subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1 June 1998 has not been reinstated and is not included in determining any subsequent gain or loss on disposal.

CONTINGENT CONSIDERATION
Where part or all of the amount of purchase consideration is contingent on future events, the cost of acquisition initially recorded is a reasonable estimate of the fair value of amounts expected to be payable in the future.

The cost of acquisition is adjusted when revised estimates are made, with corresponding adjustments continuing to be made to goodwill until the ultimate outcome is known. These liabilities are reported under provisions in the balance sheet.

OTHER INTANGIBLE ASSETS AND RESEARCH AND DEVELOPMENT EXPENDITURE
Research expenditure, including the cost of in-house software research, is expensed in the period in which it is incurred.

Software development expenditure is capitalised when the Group is able to demonstrate all of the following: the technical feasibility of the resulting asset; the ability (and intention to) complete it and use or sell it; how the asset will generate probable future economic benefits; and the ability to measure reliably the expenditure attributable to the asset during its development.

Development costs which do not meet these criteria are recognised in the income statement as incurred and are not subsequently capitalised.

Capitalised development costs are normally amortised on a straight-line basis over their useful economic lives, once the related software product is available for use.

Intangible assets purchased separately, such as software licences that do not form an integral part of related hardware, are capitalised at cost and amortised over their useful economic lives. Intangible assets acquired through a business combination are initially measured at fair value and amortised over their useful economic lives.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is calculated on a straight line basis so as to write off the cost, less estimated residual value of each asset, over its expected useful life. The residual values and useful economic lives of property, plant and equipment are reviewed annually. Freehold land is not depreciated. The rates applied from the date of purchase are:

> Freehold and long leasehold property	2% pa
> Short leasehold property	over lease term
> Computer and other equipment	10% - 25% pa
> Fixtures and fittings	10% - 25% pa

IMPAIRMENT OF INTANGIBLE AND TANGIBLE ASSETS EXCLUDING GOODWILL

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

INVENTORIES

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognised on the Group's balance sheet when the Group becomes party to the contractual provisions of the instrument. A more detailed description of the accounting policy for each type of significant financial instrument is given below:

TRADE RECEIVABLES

Trade receivables do not carry any interest and are stated at amortised cost, as the carrying value is reduced by appropriate allowances for estimated irrecoverable amounts.

INVESTMENTS

Investments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at cost, including transaction costs.

Investments are subsequently measured at fair value unless this cannot be measured reliably by reference to quoted prices in an active market, in which case they continue to be measured at historical cost, net of any impairment.

FINANCIAL LIABILITIES AND EQUITY

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

BANK BORROWINGS

Borrowings are initially stated as the 'net proceeds', being the principal loan element, net of issue and finance costs. Issue costs together with finance costs are allocated to the income statement over the term of the facility at the effective rate of interest. Accrued finance costs attributable to borrowings where the maturity at the date of issue is less than 12 months are included in other payables within current liabilities. For all other borrowings, accrued finance charges and issue costs are included in the carrying value of those borrowings.

TRADE PAYABLES

Trade payables are non-interest bearing and are stated at amortised cost.

EQUITY INSTRUMENTS

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING (FROM 1 JUNE 2005)

The Group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Group uses foreign exchange forward contracts and interest rate swap contracts to hedge these exposures. The Group does not use derivative financial instruments for speculative purposes.

Changes in the fair value of derivative financial instruments that are designated as effective hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in the income statement. If the item being hedged is a non-financial asset or liability, then, at the time the

asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. If the item being hedged is a financial asset or liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net income.

For an effective hedge of an exposure to changes in the fair value, the hedged item is adjusted for changes in fair value attributable to the risk being hedged, with the corresponding entry in the income statement. Gains or losses from re-measuring the derivative, or for non-derivatives the foreign currency component of its carrying amount, are recognised in the income statement.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value, and unrealised gains or losses are reported in the income statement.

MISYS

3 November 2005

MISYS PLC

MISYS APPOINTS NON EXECUTIVE DIRECTOR

Misys plc, the global software and solutions company, today announces that it has appointed John G. King as a non-executive Director with immediate effect. John will serve on the Audit, Remuneration and Nomination Committees of the Board.

John has over 30 years experience of the US healthcare industry, most recently as President and CEO of Legacy Health System of Portland, Oregon. Prior to Legacy, John was President and CEO of Evangelical Health Systems (now Advocate Health Systems) in Illinois.

John is a past Chair of the American Hospital Association and a Fellow of the American College of Healthcare Executives. He is also on the Board of the Center for Healthcare Governance and Health Dialog and is a member of the Institute of Healthcare Research and Development.

Commenting on the appointment, Chairman, Sir Dominic Cadbury, said: "We are delighted to welcome John to the Misys Board. His work in a range of major US healthcare organisations provides a depth of healthcare experience and expertise which will be hugely advantageous to Misys. "

John King, aged 66, joins non-executive Directors Tony Alexander, Sir Dominic Cadbury, George Farr, John Ormerod, Al-Noor Ramjii and Dr Jürgen Zech on the Misys Board.

ENDS

(Photograph available on request)

For further information, please contact:

Susan Cottam, Group Communications Director
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721

Andrew Farmer, Head of Investor Relations
Tel: +44 (0) 20 7368 2307
Mob: +44(0) 7909 895 094

Josh Rosenstock, Corporate Communications Manager
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries and the UK general insurance industry, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is one of the top four software providers worldwide and the largest outside the US, with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is a top five software provider in the US market, serving more than 92,000 physicians in 18,000 practice locations, 1,250 hospitals and 600 home care providers. In UK general insurance Misys is the market leader in software solutions. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to over 8,000 financial advisers in the UK. Misys employs over 6,500 people who serve customers in more than 120 countries. For more information, visit www.misys.com

Misys. Making things that really matter, work better.

3 November

MISYS PLC ANNOUNCES BOARD CHANGES AND CONFIRMS FOCUS ON CORE MARKETS

Misys plc, the global software and solutions company, today announces that the roles of Chairman and Chief Executive have been separated and that the Board has appointed Sir Dominic Cadbury, currently Senior Independent Director, as non-executive Chairman with immediate effect. Kevin Lomax continues as Chief Executive.

The Board's Nomination Committee will shortly begin the search for Sir Dominic's long-term successor as non-executive Chairman, a process which will be led by Sir Dominic and which is expected to take some months.

As a consequence of these changes, John Ormerod will serve as both Senior Independent Director and Audit Committee Chair.

The Board has also appointed John G. King, who has over 30 years' experience of the US healthcare industry, as a non-executive Director with immediate effect. (See separate announcement issued today for details.)

Sir Dominic Cadbury said: "I am delighted to step up to the Chairmanship for this period. This will increase my day-to-day involvement in Misys and enable me to provide full support to Kevin Lomax and his team as they work to develop the full potential of the business and create value for shareholders.

"Misys has great opportunities in the banking and healthcare software markets. The Board believes that continued investment in the company's strong position in both these markets over the long term is the best way to create value for shareholders.

"I am also extremely pleased to welcome John King as a non-executive director. His long career in a range of major US healthcare organisations will add a valuable depth of healthcare experience and expertise to the Board. "

Kevin Lomax said: "The separation of my roles now is right for Misys. I am fully committed to the business and focused on delivering our strategy, building on our strong position in our core markets and growing the business further."

Consistent with the company's focus on the major software markets of banking and healthcare, the Board is considering options for realising shareholder value from the company's general insurance business. The sales process for Sesame is under way and an Information Memorandum on the business has recently been issued to interested parties. Misys does not expect to issue any further statement on these matters before its interim results.

ENDS

A conference call for analysts and investors, chaired by Sir Dominic Cadbury, Chairman, will be held at 14.30hrs today. To access this call dial +44 (0) 208 974 7950, passcode 563272#. If you are in the United States please dial 718 354 1176, passcode 563272#.

The call will be available for replay on +44 (0) 1296 618 700, passcode 569952#, until 15.00hrs UK time on 13 November 2005.

For further information, please contact:

Susan Cottam, Group Communications Director
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721

Andrew Farmer, Head of Investor Relations
Tel: +44 (0) 20 7368 2307
Mob: +44(0) 7909 895 094

Josh Rosenstock, Corporate Communications Manager
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries and the UK general insurance industry, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is one of the top four software providers worldwide and the largest outside the US, with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is a top five software provider in the US market, serving more than 92,000 physicians in 18,000 practice locations, 1,250 hospitals and 600 home care providers. In UK general insurance Misys is the market leader in software solutions. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to over 8,000 financial advisers in the UK. Misys employs over 6,500 people who serve customers in more than 120 countries. For more information, visit www.misys.com

MISYS

21 September 2005

MISYS PLC

MISYS APPOINTS NON EXECUTIVE DIRECTOR AND AUDIT COMMITTEE CHAIRMAN

Misys plc, the global software and solutions company, today announces that it has appointed John Ormerod as a non-executive Director. John will join the Misys Board and also take up the Chairmanship of the Audit Committee with effect from 1st October 2005.

John was Practice Senior Partner London at Deloitte until 2004, where he was a Member of the UK Board and the UK Executive Committee.

Prior to Deloittes, John had a 30 year career with Andersen UK, culminating as Regional Managing Partner UK & Ireland, where he had overall responsibility for the firm's strategy, performance, people and growth.

John is Chairman of the Audit Committee at Transport for London and also at Gemplus International, a company listed on NASDAQ and Euronext. John also serves on the Audit Committee of HBOS.

Commenting on the appointment, Misys Executive Chairman, Kevin Lomax, said: 'We are delighted to welcome John to the Misys Board. He has enormous professional services and financial experience gained from work with a range of major international organisations. Through his role as Chairman of the Audit Committee, the Company will benefit from John's background in corporate governance and audit. "

John Ormerod, aged 56, joins non-executive Directors Tony Alexander, Sir Dominic Cadbury, George Farr, Al-Noor Ramjii and Dr Jürgen Zech on the Misys Board.

ENDS

(Photograph available on request)

For further information, please contact:

Susan Cottam, Group Communications Director
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721

Andrew Farmer, Head of Investor Relations
Tel: +44 (0) 20 7368 2307
Mob: +44(0) 7909 895 094

Josh Rosenstock, Corporate Communications Manager
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries and the UK general insurance industry, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is one of the top four software providers worldwide and the largest outside the US, with over 1,200 customers, including 90% of the world's top 50 banks. In healthcare Misys is a top five software provider in the US market, serving more than 92,000 physicians in 18,000 practice locations, 1,250 hospitals and 600 home care providers. In UK general insurance Misys is the market leader in software solutions. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to over 8,000 financial advisers in the UK. Misys employs over 6500 people who serve customers in more than 120 countries. For more information, visit **www.misys.com**

Misys. Making things that really matter, work better.

PRNUK-1409051324-CDB9
Misys plc

Misys plc - Annual General Meeting held on 13 September 2005

Misys plc has today submitted to the UK Listing Authority prints of the resolutions passed, concerning items other than ordinary business, at the Annual General Meeting held on 13 September 2005.

This document will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Details will also be available later today on the Misys plc website www.misys.com

Misys plc
14.09.05

Andrea Gray
Assistant Company Secretary
01386 872130

Misys plc

Company Number: 1360027

ANNUAL GENERAL MEETING

held on 13 September 2005

11 ORDINARY RESOLUTION

THAT, in accordance with article 6 of the Articles of Association of the Company, the Directors be authorised to allot relevant securities up to a maximum nominal amount of £1,694,560 during the period expiring at the conclusion of the 2006 Annual General Meeting.

12 SPECIAL RESOLUTION

THAT:

(a) in accordance with article 7 of the Articles of Association of the Company, the Directors be given power to allot equity securities for cash and, for the purposes of paragraph (1)(b) of that article, this power shall be limited to a nominal amount of £279,863 and shall expire at the conclusion of the 2006 Annual General Meeting; and

(b) the power given to the Directors by this resolution be extended to sales for cash of any shares which the Company may hold as Treasury shares.

13 SPECIAL RESOLUTION

THAT the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares in the capital of the Company, subject to the following restrictions and provisions:

(a) ordinary shares are hereby authorised to be purchased up to a maximum nominal value of £508,345;

(b) the minimum price which may be paid for an ordinary share is an amount (exclusive of expenses) equal to the nominal value of such a share;

(c) the maximum price which may be paid for an ordinary share is an amount (exclusive of expenses) equal to 105% of the average of the middle market quotations for an ordinary share, as derived from the London Stock Exchange Daily Official List, for each of the five dealing days immediately preceding the day on which the ordinary share is purchased;

(d) unless previously revoked or varied, this authority shall expire at the conclusion of the 2006 Annual General Meeting of the Company; and

(e) the Company may make a contract to purchase ordinary shares under this authority before the expiry of such authority, which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares pursuant to any such contract.

14 ORDINARY RESOLUTION

THAT the Company and any company which is or becomes a wholly owned subsidiary of the Company during the period to which this resolution relates be and is hereby authorised in accordance with section 347C of the Companies Act 1985 (the Act):

(a) to make donations to EU political organisations not exceeding £50,000 in total; and

(b) to incur EU political expenditure not exceeding £50,000 in total,

and that such authority shall expire at the conclusion of the 2006 Annual General Meeting of the Company.

For the purposes of this resolution the terms 'donations', 'EU political organisations' and 'EU political expenditure' have the meanings given to them in section 347A of the Act.

15 ORDINARY RESOLUTION

THAT the limit on the annual aggregate fees for their services payable to non-executive Directors of the Company set out in article 63 of the Company's Articles of Association be raised from £300,000 to £500,000.

MISYS

EMBARGOED 7.00AM
Tuesday, 13 September 2005

MISYS PLC

AGM TRADING STATEMENT

A conference call for analysts and investors, chaired by Kevin Lomax, Executive Chairman, will be held at 09.00hrs today. Details of the call can be found at the end of this trading update.

Kevin Lomax, Executive Chairman, will today give the following statement to shareholders at the Misys 2005 Annual General Meeting in London:

Conditions in each of the markets Misys serves have been broadly unchanged since July, when we issued our preliminary results.

From our experience in the first quarter however, it is now clear that the first half performance in the Banking division will be adversely affected by two factors: a delay in revenue recognition and the increased investment in the business which is principally on product development and on expanding our professional services capabilities. As previously indicated, as contracts become larger and more complex, the timing of contract signing becomes less predictable and revenue recognition typically occurs over a longer period. In line with this trend, revenue recognition on a number of larger Banking projects will now occur later than anticipated.

Our progress in our other businesses remains on track.

In the Banking division, our prospect pipeline, which contains a number of large deals, and the order book remain strong. However, in view of the timing issues mentioned above the earnings per share in the first half are likely to be significantly below last year and it is not clear that any profit shortfall in the first half will be fully recovered in the second.

ENDS

Enquiries:

Susan Cottam, Group Communications Director
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721

Andrew Farmer, Head of Investor Relations
Tel: +44 (0) 20 7368 2307
Mob: +44 (0) 7909 895 094

A conference call for analysts and investors, chaired by Kevin Lomax, Executive Chairman, will be held at 09.00hrs today. To access this call dial +44 (0) 1452 541 076. The call will be available for replay on +44 (0) 1452 550 000, passcode 9515133#, until 09.00hrs UK time on 23 September 2005.

MISYS

For Immediate Release

9 September 2005

MISYS PLC

WITHDRAWAL OF AGM RESOLUTION

Misys plc announces today that it has decided to withdraw resolution 16 from the agenda of the Company's forthcoming Annual General Meeting (AGM), to be held on Tuesday, 13 September 2005. This resolution concerned the proposed Retention Long Term Incentive Plan (RLTIP) intended to encourage the retention of two key executives over a period of transition for the Company.

Misys has conducted an extensive consultation process on the RLTIP with its shareholders. While Misys has received support for the Plan from several of its major shareholders and has also made amendments to the proposals, concerns have been expressed by a number of its other shareholders.

Having listened to these concerns, the Company has decided not to continue with the Plan and is therefore withdrawing the AGM resolution.

The need to ensure the retention of the executives concerned remains an issue for the Company. The Board's Remuneration Committee will therefore give further consideration to addressing this issue in a way that will gain the broad support of shareholders.

Further details about the RLTIP and the AGM are available in the Notice of Annual General Meeting dated 12 August 2005 and on the Company's website, www.misys.com.

ENDS

Enquiries:

Susan Cottam
Group Communications Director
Misys plc
Tel: +44 (0)207 368 2305
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Corporate Communications Manager
Misys plc
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914
Email: josh.rosenstock@misys.co.uk

Andrew Farmer
Head of Investor Relations
Misys plc
Tel: +44 (0) 20 7368 2307
E-mail: andrew.farmer@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries and the UK general insurance industry, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is one of the top four software providers worldwide and the largest outside the US, with over 1,200 customers, including 90% of the world's top 50 banks. In healthcare Misys is a top five software provider in the US market, serving more than 92,000 physicians in 18,000 practice locations, 1,250 hospitals and 600 home care providers. In UK general insurance Misys is the market leader in software solutions. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to over 8,000 financial advisers in the UK. Misys employs over 6500 people who serve customers in more than 120 countries. For more information, visit **www.misys.com**

PRNUK-2308051727-4D42
Annual Information Update for the 12 months up to and including 23 August 2005.

In accordance with Prospectus Rule 5.2, the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issue of securities and securities markets.

The following UK regulatory announcements have been made via the Regulatory News Service provided by the London Stock Exchange:

Date	**Headline**
19/08/2005	Treasury Stock
16/08/2005	Treasury Stock
15/08/2005	Treasury Stock
12/08/2005	Annual Report and Accounts
10/08/2005	Treasury Stock
09/08/2005	Director/PDMR Shareholding
08/08/2005	Holding(s) in Company
04/08/2005	s324 Announcement
04/08/2005	Director/PDMR Shareholding
04/08/2005	Treasury Stock
03/08/2005	s324 Announcement
02/08/2005	Treasury Stock
29/07/2005	Treasury Stock
29/07/2005	Treasury Stock
29/07/2005	Holding(s) in Company
28/07/2005	Director/PDMR Shareholding
27/07/2005	Treasury Stock
27/07/2005	Director/PDMR Shareholding
26/07/2005	s324 Announcement
25/07/2005	Holding(s) in Company
21/07/2005	Misys plc - Sesame Unveils Multi-Tie Proposition
21/07/2005	Final Results - Part 1
21/07/2005	Final Results - Part 2
20/07/2005	Board Change
13/07/2005	Holding(s) in Company
11/07/2005	Disposal
08/07/2005	Acquisition(s)

04/07/2005	s324 announcement
22/06/2005	Trading Statement
01/06/2005	Director Shareholding
26/05/2005	Directors Interests
26/05/2005	Director Shareholding
26/05/2005	Director Shareholding
24/05/2005	Transaction in Own Shares
23/05/2005	Transaction in Own Shares
23/05/2005	Notice of Trading Update
20/05/2005	Transaction in Own Shares
17/05/2005	Transaction in Own Shares
16/05/2005	Director Shareholding
16/05/2005	Transaction in Own Shares
13/05/2005	Transaction in Own Shares
12/05/2005	Transaction in Own Shares
11/05/2005	Transaction in Own Shares
10/05/2005	Transaction in Own Shares
09/05/2005	Blocklisting - Interim Review
06/05/2005	Transaction in Own Shares
05/05/2005	Transaction in Own Shares
04/05/2005	Transaction in Own Shares
03/05/2005	Transaction in Own Shares
03/05/2005	Directors Interests
29/04/2005	Transaction in Own Shares
28/04/2005	Transaction in Own Shares
27/04/2005	Transaction in Own Shares
26/04/2005	Transaction in Own Shares
25/04/2005	Transaction in Own Shares
25/04/2005	Director Shareholding
25/04/2005	Directors Interests
22/04/2005	Transaction in Own Shares
22/04/2005	Director Shareholding
21/04/2005	Transaction in Own Shares
20/04/2005	Transaction in Own Shares

19/04/2005	Transaction in Own Shares
18/04/2005	Transaction in Own Shares
15/04/2005	Transaction in Own Shares
13/04/2005	Director Shareholding
11/04/2005	Director Shareholding
11/04/2005	Director Shareholding
11/04/2005	Director Shareholding
11/04/2005	Director Shareholding
06/04/2005	IFRS Briefing
05/04/2005	IFRS Briefing
05/04/2005	Director Shareholding
01/04/2005	s324 Announcement
01/04/2005	Director Shareholding
29/03/2005	Director Shareholding
23/03/2005	Transaction in Own Shares
15/03/2005	s324 announcement
14/03/2005	Holding(s) in Company
14/03/2005	Directorate Change
10/03/2005	s324 announcement
04/03/2005	Holding(s) in Company
23/02/2005	Transaction in Own Shares
22/02/2005	Additional Listing
14/02/2005	s324 announcement
08/02/2005	s324 Announcement
07/02/2005	s324 announcement
07/02/2005	Directors Interests
01/02/2005	Interim Report
28/01/2005	s324 Announcement
27/01/2005	Interim Results - Part 2
27/01/2005	Interim Results - Part 1
26/01/2005	Non-executive Director Appointed
20/01/2005	Change of Adviser
04/01/2005	Holding(s) in Company

20/12/2004	Trading Statement
07/12/2004	Holding(s) in Company
01/12/2004	s324 announcement
29/11/2004	s324 announcement
24/11/2004	Director Shareholding
22/11/2004	Holding(s) in Company
18/11/2004	Interest in Employee Share Trust
05/11/2004	Blocklisting - Interim Review
01/11/2004	Holding(s) in Company
29/10/2004	Directors' Interests
29/10/2004	Directors' Interests
29/10/2004	Directors' Interests
21/10/2004	Transaction in Own Shares
20/10/2004	Transaction in Own Shares
19/10/2004	Transaction in Own Shares
18/10/2004	Transaction in Own Shares
15/10/2004	Directors' Interests
15/10/2004	Directors' Interests
15/10/2004	Transaction in Own Shares
15/10/2004	s324 Announcement
14/10/2004	Transaction in Own Shares
14/10/2004	s324 Announcement
11/10/2004	Transaction in Own Shares
08/10/2004	Directors' Interests
06/10/2004	Analyst and Investor Seminar
04/10/2004	Director Shareholding
01/10/2004	Chairman of Audit Committee
29/09/2004	Result of AGM
28/09/2004	AGM Statement
27/09/2004	Directors' Interest
24/09/2004	Transaction in Own Shares
23/09/2004	Transaction in Own Shares
22/09/2004	Transaction in Own Shares
21/09/2004	Transaction in Own Shares

17/09/2004	Transaction in Own Shares
17/09/2004	Holding(s) in Company
16/09/2004	Transaction in Own Shares
15/09/2004	Holding(s) in Company
10/09/2004	Holding(s) in Company
10/09/2004	Transaction in Own Shares
09/09/2004	Transaction in Own Shares
06/09/2004	Director Shareholding
06/09/2004	Transaction in Own Shares
03/09/2004	Transaction in Own Shares
03/09/2004	Directors' Interests
01/09/2004	Transaction in Own Shares
31/08/2004	Transaction in Own Shares
25/08/2004	Directors' Interests
25/08/2004	Transaction in Own Shares
24/08/2004	Transaction in Own Shares
24/08/2004	Directors' Interests
24/08/2004	Directors' Interests
23/08/2004	Holding(s) in Company
23/08/2004	Transaction in Own Shares
20/08/2004	Transaction in Own Shares
20/08/2004	Directors' Interests

The Company has also made filings with Companies House, in relation to the allotment of shares, director appointment and change of address, purchase of own shares and annual return. Copies of these documents can be obtained from Companies House or through Companies House Direct at www.direct.companieshouse.gov.uk

Further information is available regarding the Company and its activities at the following website:

www.misys.com

The Misys plc 2005 Annual Report and Accounts and ancillary documents (which was filed with the UKLA Document Viewing Facility on 12 August 2005) can be found on the Misys plc website, as can the 2005 Interim announcement published on 1 February 2005.

The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

A copy of this Annual Information Update can be obtained from the Company's registered office:

Misys plc
Burleigh House
Chapel Oak
Salford Priors
Evesham
WR11 8SP

Contact:

Matt Armitage
Secretariat Manager
01386 872154

PRNUK-1208051047-95A5

ANNUAL REPORT 2005 AND NOTICE OF 2005 ANNUAL GENERAL MEETING

Misys plc has today submitted to the UK Listing Authority copies of the following documents:

-Annual Report for the year ended 31 May 2005; and
-Notice of Annual General Meeting to be held on 13 September 2005.

These documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Both documents will also shortly be available on the Misys plc website www.misys.com

Misys plc
12 August 2005

Enquiries

Andrew Farmer	Head of Investor Relations	Tel: 020 7368 2307 Mob: 07909 895094
Susan Cottam	Group Communications Director	Tel: 020 7368 2305 Mob: 07957 807721
Josh Rosenstock	Corporate Communications Manager	Tel: 020 7368 2327 Mob: 07921 910 914

MISYS

This document is important. If you are in any doubt about what action you should take, you are recommended to consult your financial adviser. If you have sold or transferred all your ordinary shares, you should send this document and the enclosed Form of Proxy to the purchaser, or to the stockbroker or other agent through whom the sale was transacted, for transmission to the purchaser.

Registered number: 1360027 England
Registered office:
Burleigh House
Chapel Oak
Salford Priors
Evesham
WR11 8SP

To Misys ordinary shareholders and, for information only, to participants in certain of the Misys Employee Share Plans

Dear Shareholder

Annual General Meeting

I have pleasure in sending you the Notice of this year's Annual General Meeting which will be held at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED on Tuesday, 13 September 2005 at 12 noon. There will be an opportunity to meet Directors after the meeting.

Accompanying this document are a copy of the Company's Annual Report and Accounts and a Form of Proxy for use at the Annual General Meeting. Your vote is important to us. Even if you are unable to attend the meeting in person, you can still vote by appointing a proxy, and I urge you to complete and return your Form of Proxy by post, or alternatively register your proxy appointment electronically by:

> using the CREST electronic proxy appointment service, principally for institutional investors, or

> visiting the website of our Registrars, Lloyds TSB Registrars, on www.sharevote.co.uk. If you are a private shareholder wishing to appoint a proxy, do please take advantage of this facility to do so electronically. All you need is the Reference Number, Card I.D. and Account Number given on the Form of Proxy.

Further details regarding the appointment of proxies are given on page 4.

The formal Notice of the Annual General Meeting is at page 3.

The meeting will transact several items of special business. One item relates to a proposed new long-term incentive plan for certain executive Directors and a detailed explanation for this proposal is provided in the letter from Sir Dominic Cadbury, the Chairman of the Remuneration Committee, on page 2 of this document, in the explanatory notes to the Notice of the Annual General Meeting and in the appendix. The remaining items of special business are more briefly explained in the explanatory notes to the Notice of the Annual General Meeting.

Your Directors believe that the proposals to be considered at the Annual General Meeting are in the best interests of the shareholders as a whole and unanimously recommend you to vote in favour of all the resolutions.

I look forward to seeing you at The Lincoln Centre on 13 September 2005.

Yours sincerely

Kevin Lomax
Chairman

12 August 2005

From the Remuneration Committee Chairman, Sir Dominic Cadbury

Dear Shareholder

New Retention Long-Term Incentive Plan

The purpose of this letter is to provide the background and rationale for the new Retention Long-Term Incentive Plan for which shareholders' approval is being sought at resolution 16 of the Notice of Annual General Meeting.

Background

The Company has, over the past two to three years, replaced the founding Board members and we now rely on a very lean and well motivated management group to lead and manage the Company.

The Remuneration Committee has considered current incentive arrangements for executive Directors in the broader context of Board structure and, in particular, a separation of the roles of Chairman and Chief Executive within the next two to three years. The Nomination Committee will oversee the process for both roles. The Committee has begun to consider the issue of candidates for the position of Chief Executive Officer and, while a shortlist has not yet been drawn up, in addition to external candidates it is very likely to include two of the current executive Directors, Tom Skelton – Chief Executive of Misys Healthcare Systems, and Ivan Martin – Chief Executive of Misys Banking Systems.

If the Company decides to appoint an internal candidate, only one of these executives would be able to be promoted, but it is critical that the other is retained (and that both are retained if an external candidate is appointed). In any event, both the Healthcare and Banking divisions are critical to the success of Misys and it is important that Tom Skelton and Ivan Martin are retained over this period of management transition to ensure stability and continuity and to ensure that they remain focussed on the long-term strategy of their respective divisions as well as the performance of the Group as a whole.

Retention Long-Term Incentive Plan

The Remuneration Committee has identified that in addition to the regular annual incentive package (described in the Company's Remuneration Report) an additional bespoke one-off long-term incentive arrangement should be introduced to address this particular issue that the Company faces. The remuneration policy introduced last year for senior executives is based around awards each year of share-based incentives subject to the achievement of stretching Group-based performance conditions over three year periods, thereby providing a strong alignment with the long-term interests of shareholders. However, the Remuneration Committee considers that this critical management succession issue requires a different type of incentive, with a stronger retention element and a focus on long-term divisional rather than Group performance. The retention element is designed to provide a simple incentive with the focus on retaining the services of the executives over the four year vesting period. The incentive element will provide significant incentivisation to maintain a focus on longer term divisional performance notwithstanding the fact that the executive may be moving to a Group CEO role.

The proposed Retention Long-Term Incentive Plan (the RLTIP) is described more fully in the appendix, but its key features are as follows:

> Awards over Misys shares will be made to the two executive Directors as soon as practicable after the Annual General Meeting. It is not intended to make any further awards under the RLTIP;

> Awards will comprise both a retention and an incentive element. The incentive element will not normally vest for three years and the retention element will not normally vest for four years, subject to continued employment;

> The incentive element of the proposed Awards will also be subject to stretching performance conditions based upon the Compound Annual Growth Rate in the operating profits of each executive's division. The divisional targets will be measured over three financial years beginning in 2005/06. There will be no re-testing of performance conditions;

> Vesting will be on a sliding scale to ensure that an incentive award will only vest if performance is exceptional. The targets will be set at levels so that there will be no payment unless the anticipated sector growth rate is achieved, with a sliding scale of compound annual growth targets providing graduated rewards above this level. It is anticipated that performance at these levels of growth for both the Healthcare and Banking divisions will flow through strongly to Group results and realise significant shareholder value.

> In addition, vesting of the retention award will be subject to an underpinning performance condition that requires the Remuneration Committee to be satisfied that there has been a successful execution of divisional business strategy. A range of criteria will be determined at the time the retention award is granted derived from the three year business plan for each division.

The Remuneration Committee considers that the RLTIP is necessary in the present circumstances. The RLTIP has been structured to provide an appropriate mix of pure retention and divisional incentivisation which will ensure that the executives are less likely to leave the business of their own volition and can be well rewarded for exceptional divisional performance.

Recommendations

Your Directors believe that the establishment of the Retention Long-Term Incentive Plan is in the best interests of the shareholders as a whole and unanimously recommend you to vote in favour of the resolution relating to the RLTIP at the Annual General Meeting.

Yours sincerely

Sir Dominic Cadbury
Chairman
Remuneration Committee

12 August 2005

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT THE 2005 ANNUAL GENERAL MEETING OF MISYS PLC WILL BE HELD AT THE LINCOLN CENTRE, 18 LINCOLN'S INN FIELDS, LONDON WC2A 3ED, ON TUESDAY 13 SEPTEMBER 2005 AT 12 NOON, FOR THE FOLLOWING PURPOSES:

ORDINARY BUSINESS

1. To receive the Report of the Directors and the audited Financial Statements for the year ended 31 May 2005.
2. To approve the Remuneration Report for the year ended 31 May 2005.
3. To declare a final dividend of 4.28p per ordinary share, payable in cash to all shareholders on the register at the close of business on 29 July 2005.
4. To elect Al-Noor Ramji as a Director of the Company.
5. To re-elect Tony Alexander as a Director of the Company.
6. To re-elect Dr Jürgen Zech as a Director of the Company.
7. To re-elect Ivan Martin as a Director of the Company.
8. To re-elect Jasper McMahon as a Director of the Company.
9. To re-elect Tom Skelton as a Director of the Company.
10. To re-appoint PricewaterhouseCoopers LLP as auditors of the Company to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and authorise the Directors to determine their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, pass resolutions 12 and 13 as special resolutions and the remainder as ordinary resolutions:

11. THAT, in accordance with article 6 of the Articles of Association of the Company, the Directors be authorised to allot relevant securities up to a maximum nominal amount of £1,694,560 during the period expiring at the conclusion of the 2006 Annual General Meeting.
12. THAT:
    (a) in accordance with article 7 of the Articles of Association of the Company, the Directors be given power to allot equity securities for cash and, for the purposes of paragraph (1)(b) of that article, this power shall be limited to a nominal amount of £279,863 and shall expire at the conclusion of the 2006 Annual General Meeting; and

    (b) the power given to the Directors by this resolution be extended to sales for cash of any shares which the Company may hold as Treasury shares.
13. THAT the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares in the capital of the Company, subject to the following restrictions and provisions:
    (a) ordinary shares are hereby authorised to be purchased up to a maximum nominal value of £508,345;

    (b) the minimum price which may be paid for an ordinary share is an amount (exclusive of expenses) equal to the nominal value of such a share;

    (c) the maximum price which may be paid for an ordinary share is an amount (exclusive of expenses) equal to 105% of the average of the middle market quotations for an ordinary share, as derived from the London Stock Exchange Daily Official List, for each of the five dealing days immediately preceding the day on which the ordinary share is purchased;

    (d) unless previously revoked or varied, this authority shall expire at the conclusion of the 2006 Annual General Meeting of the Company; and

    (e) the Company may make a contract to purchase ordinary shares under this authority before the expiry of such authority, which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares pursuant to any such contract.
14. THAT the Company and any company which is or becomes a wholly owned subsidiary of the Company during the period to which this resolution relates be and is hereby authorised in accordance with section 347C of the Companies Act 1985 (the Act):
    (a) to make donations to EU political organisations not exceeding £50,000 in total; and

    (b) to incur EU political expenditure not exceeding £50,000 in total,

    and that such authority shall expire at the conclusion of the 2006 Annual General Meeting of the Company.

    For the purposes of this resolution the terms 'donations', 'EU political organisations' and 'EU political expenditure' have the meanings given to them in section 347A of the Act.
15. THAT the limit on the annual aggregate fees for their services payable to non-executive Directors of the Company set out in article 63 of the Company's Articles of Association be raised from £300,000 to £500,000.
16. THAT the rules of the Misys Retention Long-Term Incentive Plan, the principal terms of which are summarised in the circular to shareholders dated 12 August 2005, as produced to the meeting and initialled by the Chairman for the purposes of identification, be and are hereby approved.

By Order of the Board

Dan Fitz
Company Secretary

12 August 2005

Registered Office:
Burleigh House
Chapel Oak
Salford Priors
Evesham
WR11 8SP

Registered in England No. 1360027

Notice of Annual General Meeting continued

NOTES

1. A member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him/her. A proxy need not be a member of the Company.

2. To be valid a proxy form, one of which is enclosed, must be lodged with the Company's registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA not later than 48 hours before the time fixed for the meeting. The appointment of a proxy does not prevent a member from attending the meeting and voting in person, in which case any votes of the proxy will be superseded.

3. Members may submit their proxies electronically at www.sharevote.co.uk using the Reference Number, Card I.D. and Account Number given on the Form of Proxy.

4. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM to be held on 13 September 2005 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf.

   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

   CREST members, and where applicable their CREST sponsors or voting service provider(s) should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

5. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only those members registered on the register of shareholders of the Company at 6.00 pm on 11 September 2005 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their names at that time. Changes to entries on the register after 6.00 pm on 11 September 2005 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

6. A copy of the Misys Retention Long-Term Incentive Plan will be available for inspection at the Company's registered office and at the offices of Pinsent Masons, Dashwood House, 69 Old Broad Street, London, EC2M INR during normal business hours from the date of this notice until the conclusion of the meeting and at the place of the Annual General Meeting from 11.45am until the conclusion of the meeting. In addition, the following documents which are available for inspection at the Company's registered office during normal business hours will also be available at the place of the Annual General Meeting from 11.45 am until the conclusion of the meeting:

> the register of interests of the Directors in the share capital of the Company; and

> copies of executive Directors' service contracts and non-executive Directors' letters of appointment.

Explanatory notes

RESOLUTIONS 4-9:
DIRECTORS SEEKING ELECTION/RE-ELECTION
The Company's Articles of Association require Directors to retire and submit themselves for election at the first Annual General Meeting following their appointment and for re-election once they have held office for more than thirty months thereafter.

Following the evaluation of each Director's performance conducted this year, the Chairman confirms that each of the non-executive Directors standing for election or re-election continues to be effective and demonstrates commitment to the role. The Board believes that they bring to the Company considerable skills and wide-ranging experience which are of great value as it continues to grow its businesses both in the UK and overseas. All non-executive Directors have letters of appointment.

Election of Al-Noor Ramji

Al-Noor Ramji (51) was appointed a non-executive Director on 1 February 2005. He is a member of the Remuneration and Nomination Committees. Al-Noor Ramji is Chief Information Officer of BT Group plc, as well as Chief Executive Officer of BT Exact, BT's research, technology and IT operations business. Prior to joining BT in 2004, he was Executive Vice President, CIO and Chief e-Commerce Officer at Qwest Communications. From 1996 to 2001 Al-Noor Ramji was Global CIO at Dresdner Kleinwort Benson, prior to which he held a number of senior IT and business positions in the investment banking sector.

Re-election of Tony Alexander

Tony Alexander (67) was appointed a non-executive Director in May 1996. He is a member of the Audit Committee, which he chaired from 1997 until October 2004, and of the Remuneration and Nomination Committees. He spent most of his career at Hanson plc, where he was Chief Operating Officer, U.K. from 1986 to 1996. He is Vice-Chairman of Imperial Tobacco Group, and a Director of Platinum Investment Trust. As Tony Alexander has served on the Board for over nine years, in compliance with the Combined Code and as agreed at the 2004 Annual General Meeting, he is subject to annual election and, if re-elected, will be appointed for one year.

Re-election of Dr Jürgen Zech

Dr Jürgen Zech (66) joined the Board as a non-executive Director in October 2002. He is a member of the Audit, Remuneration and Nomination Committees. Dr Jürgen Zech has held senior roles within the financial services industry in the UK, US and Germany throughout his career, and has extensive experience of the global insurance industry. He is Chairman of denkwerk GmbH and a Director of Partner Re, Bermuda and of Seeburger AG. He served as a non-executive Director of Barclays Group plc until May 2005.

Re-election of Ivan Martin
CEO Misys Banking Systems

Ivan Martin (50) was appointed to the Board in July 2002. He has a service contract with the Company with a 12-month notice period. Ivan Martin became Chief Executive of the Banking and Securities Division in July 2002. He was previously Chief Executive of the Financial Services Division, a role he took up in 1996, prior to which he was with the ACT Group (acquired by Misys in 1995). His earlier career includes positions at Unisys.

Re-election of Jasper McMahon
Corporate Development Director

Jasper McMahon (46) was appointed to the Board in July 2002. He became Director of Business Development in 2001 and was appointed Corporate Development Director at the end of 2003. He was previously Chief Executive of the Internet Services Division, having joined Misys in 1996 to develop the group's internet-based financial services business. He joined Misys from McKinsey & Co, prior to which he was in investment banking.

Re-election of Tom Skelton
CEO Misys Healthcare Systems

Tom Skelton (44) was appointed to the Board in July 2002. He has been Chief Executive Officer of Misys Healthcare Systems (formerly Medic) since 2000, prior to which he held a number of senior positions within the Company. Tom has extensive experience in the US healthcare market gained in a career spanning over 20 years.

RESOLUTION 11:
RENEWAL OF AUTHORITY TO ALLOT SHARES
Resolution 11 renews the Directors' authority to allot shares up to a maximum nominal amount of £1,694,560 until the next Annual General Meeting. This represents 33.3% of the issued ordinary share capital of the Company (excluding Treasury shares) at 1 August 2005. At that date 50,849,960 shares were held in Treasury, representing 9.97% of the issued ordinary share capital of the Company (excluding Treasury shares). This authority expires at the conclusion of the 2006 Annual General Meeting of the Company. The Directors do not have any present intention of exercising this authority, other than for the purposes of the Company's employee share plans and in relation to the issue of ordinary shares to the Trustee of the Misys Employees' Share Trust.

RESOLUTION 12:
RENEWAL OF POWER TO ALLOT SHARES FOR CASH
Resolution 12 renews the power of the Directors to allot ordinary shares, and sell Treasury shares, for cash without first offering them to existing shareholders on a pro rata basis. The limit on the nominal value of ordinary shares which may be so allotted or sold by the Directors (other than in connection with a rights issue, open offer or otherwise) is £279,863 and represents 5% of the issued ordinary share capital of the Company (including Treasury shares) at 1 August 2005. This power expires at the conclusion of the 2006 Annual General Meeting of the Company.

RESOLUTION 13:
RENEWAL OF AUTHORITY TO PURCHASE OWN SHARES
Resolution 13 renews the authority of the Company to purchase its own shares up to a maximum number of 50,834,580 shares representing approximately 10% of the issued ordinary share capital of the Company (excluding Treasury shares) at 31 May 2005. The resolution specifies the maximum and minimum prices at which shares may be bought. This authority will only be invoked if, after taking proper advice, the Directors consider significant benefit will accrue to shareholders generally, either through enhancement to earnings per share or gauged by another measure deemed more relevant. The Directors will also give careful consideration to gearing levels of the Company and its general financial position.

Explanatory notes continued

Shares purchased under this authority may be either cancelled or held as Treasury shares which may then be cancelled, sold for cash or transferred for the purposes of the Company's employees' share schemes. Treasury shares do not carry voting rights and do not qualify for dividends. The Company has chosen to hold its purchases of its own shares since April 2004 as Treasury shares. However, any shares purchased under the authority sought at the 2005 Annual General Meeting may either be held as Treasury shares or cancelled by the Company, depending on which course of action is considered by the Directors to be in the best interests of the Company's shareholders at the time.

The total number of options to subscribe for ordinary shares that were outstanding at 1 August 2005 (being the latest practicable date prior to publication of this notice) was 31,318,933. The proportion of issued share capital (excluding Treasury shares) that they represented at that time was 6.15% and the proportion of the issued share capital (excluding Treasury shares) that they will represent if the full authority to purchase shares (existing and being sought) is used is 7.24%. This authority expires at the conclusion of the 2006 Annual General Meeting of the Company.

RESOLUTION 14:
RENEWAL OF AUTHORITY TO MAKE EU POLITICAL DONATIONS AND EXPENDITURE
Part XA of the Companies Act 1985 prohibits a company from incurring EU political expenditure or making donations to EU political organisations in excess of an aggregate of £5,000 p.a. unless such donations or expenditure have been authorised by the Company's shareholders. The legislation gives a wide definition of what constitutes political donations and expenditure and in certain circumstances could include sponsorship, subscriptions, payments of expenses, paid leave for employees fulfilling public duties, and support for business events. As the Company may on occasion make payments which could be regarded as falling within the statutory definition, the Company is once again seeking authority for this from shareholders. Any such payments would not be expected to exceed the statutory limits, but the Company is seeking shareholder approval on a precautionary basis. This new authority will expire at the conclusion of the 2006 Annual General Meeting of the Company.

RESOLUTION 15:
RAISING OF CEILING ON AGGREGATED NON-EXECUTIVE DIRECTORS' FEES
The limit was last reviewed at the 2000 Annual General Meeting when it was raised to £300,000 p.a. Over the past five years, the Company's succession planning has seen the number of non-executive Directors on the Board increase from four to seven. In addition, there has been a growth in accountabilities and time commitment demanded of non-executive Directors. The Board feels that the proposed increase in the aggregate fees limit will give the Company the flexibility to attract and retain people with the necessary skills and experience to fill the role.

RESOLUTION 16:
APPROVAL OF THE MISYS RETENTION LONG-TERM INCENTIVE PLAN
This resolution seeks approval for the Misys Retention Long-Term Incentive Plan that is intended to be used to grant awards to two executive Directors. Please see the letter from the Chairman of the Remuneration Committee and the appendix.

Appendix

Summary of The Misys Retention Long-Term Incentive Plan (the 'RLTIP')

1. The RLTIP
The RLTIP will enable selected executive Directors or employees to be granted Awards entitling them to a fixed number of ordinary shares in the capital of the Company. Two types of Awards may be granted under the RLTIP:-

> Incentive Awards – these Awards will vest subject to continued employment after three years, and provided that stretching performance conditions based on divisional performance are satisfied; and

> Retention Awards – these Awards will vest subject to continued employment after four years and provided that an underpinning performance condition is achieved.

Awards may be granted in the form of nil cost options to acquire shares or contingent rights to receive shares. The Company may issue shares at par, use Treasury shares or use its employee trust to source shares for these Awards.

Awards are not pensionable benefits and are not normally transferable.

2. Eligibility
Under the RLTIP all employees of the Group (including executive Directors) who are not within six months of their normal retirement date are eligible to participate in the RLTIP at the discretion of the Remuneration Committee. However, it is intended that the only participants in the RLTIP will be Tom Skelton (CEO Misys Healthcare Systems) and Ivan Martin (CEO Misys Banking Systems).

3. Individual Awards
The proposed Awards will be in two separate parts:

> a Retention Award over shares worth £600,000 (approximately 200% of salary)

> an Incentive Award over shares worth £600,000.

4. Grant of Awards
Awards may only be granted during the period of six weeks following the approval of the RLTIP by shareholders at the 2005 Annual General Meeting. However, this period may be extended to take account of any Model Code or similar dealing restrictions. No payment will be required for the grant of an Award.

5. Dilution Limit
Awards may be granted over unissued or existing shares. No Award may be granted under the RLTIP if it would cause the number of new shares issued or issuable pursuant to Awards and options granted in the preceding 10 years under any of the Misys share plans to exceed 10% of the Company's issued ordinary share capital at the proposed date of grant. If Awards are to be satisfied by a transfer of existing shares, the percentage limit stated above will not apply. In accordance with the current Association of British Insurers guidelines, the 10% limit will apply to Awards satisfied by the transfer of Treasury shares.

6. Vesting of Awards and Performance Conditions
Provided that the participant is still employed by the Misys Group, Incentive Awards will normally vest on the third anniversary of their date of grant and Retention Awards will normally vest on the fourth anniversary of their date of grant. In addition an Award will only vest to the extent that the applicable performance condition (see below) has been satisfied.

The performance condition for Incentive Awards will be based on the Compound Annual Growth Rate ('CAGR') of the Operating Profit of the executive's division before head office recharges, and calculated on an exchange rate neutral basis, measured using the 31 May 2005 year end as a base measurement point and the 31 May 2008 year end as the end measurement point.

Each Incentive Award will have a bespoke performance condition based on the relevant division's anticipated performance. Each performance condition will be subject to a sliding scale that will operate within the following ranges:

Percentage of Incentive Award Vesting	Divisional Operating Profit CAGR 2005-2008*
0%	No less than, say, 8%
100%	Up to, say, 17.5%
Vesting on a straight line basis between 0% and 100%	Between the lower and upper thresholds

*The base year figures will need to be restated under IFRS and this is expected to be completed by this autumn. Once that is done the range of targets indicated above may be revised. Any revisions will be disclosed in the 2005/06 Remuneration Report. The CAGR required for minimum vesting will be above the relevant sector average.

The proposed performance condition for Retention Awards is designed to act as an underpin to the requirement to remain in continued employment for a period of four years. The performance condition requires the Remuneration Committee to be satisfied that there has been a successful execution of divisional business strategy. No part of a Retention Award will vest if this is not achieved. A range of criteria will be determined at the time the Retention Award is granted, derived from the three year business plan for each division. The Remuneration Committee will monitor the extent to which the criteria are achieved and, at the time the Retention Award vests there will be full disclosure of the measures achieved which have led to the vesting of the Retention Award.

The Remuneration Committee may vary the performance conditions applying to Awards to take account of exceptional circumstances (eg acquisitions and disposals) and technical events (eg changes in accounting standards) provided that, in the reasonable opinion of the Committee, the conditions remain at least as challenging as the ones originally set.

There will be no re-testing of the performance conditions.

Both Retention Awards and Incentive Awards will normally lapse upon a participant leaving the Group. Only in limited circumstances determined at the discretion of the Remuneration Committee (including disability, certain redundancy situations or a participant's employment being transferred outside the Group following a sale of the business in which he works) will any part of an Award be allowed to vest where a participant leaves the Group. Any such vesting will normally be scaled back on a time pro-rata basis (calculated by comparing the period of time between the date of grant and the date of cessation of employment to the original three or four year vesting period). The Remuneration Committee can, however, decide not to pro-rate if it regards it as inappropriate to do so in exceptional circumstances.

Appendix continued

In addition, the Remuneration Committee will ensure that for all Awards the performance conditions are taken into account. For an Incentive Award this will normally involve the performance condition being measured over the full performance period (thereby delaying possible vesting of the Incentive Award) but may, exceptionally, be measured to the date of cessation of employment if the Remuneration Committee permits earlier vesting. A Retention Award will not vest in the event of poor performance by an individual, as determined and defined by the Remuneration Committee.

In the event of a takeover, scheme of arrangement (not being an internal corporate reorganisation), a winding up of the Company or (at the discretion of the Remuneration Committee) a demerger, Awards will vest early subject to being scaled back on a time pro-rata basis. The Remuneration Committee can however decide not to pro-rate if it regards it as inappropriate to do so in exceptional circumstances. In addition, for all Awards the Remuneration Committee will ensure that the performance condition is taken into account, with performance measured up to the time of the relevant event.

7. Adjustment of Awards
If there is a rights or capitalisation issue, sub-division, consolidation, reduction or other variation of the Company's ordinary share capital, or the implementation by the Company of a demerger or payment of a special dividend which would otherwise materially affect the value of an Award, the Remuneration Committee may adjust the number of shares subject to Awards.

8. Rights Attaching to Shares
Shares allotted or transferred under the RLTIP will rank alongside shares of the same class then in issue. The Company will apply to the UK Listing Authority for the listing of any newly issued shares.

9. Amendments
The Remuneration Committee may amend the RLTIP. However, the provisions governing eligibility requirements, equity dilution, individual award levels, the basis for determining participants' rights to acquire shares and the adjustments that may be made following a rights issue or any other variation of capital cannot be altered to the advantage of participants without the prior approval of the Company's shareholders in general meeting. There is an exception for minor amendments to benefit the administration of the RLTIP, to take account of a change in legislation or developments in the law affecting the RLTIP or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the RLTIP or for any member of the Group. In addition, no alteration may be made that would materially affect any subsisting rights of any participants without their prior consent.

This summary does not form part of the rules of the RLTIP and should not be taken as affecting the interpretation of their detailed terms and conditions. The Board reserves the right up to the time of the Annual General Meeting to make such amendments and additions to the rules of the RLTIP as may be necessary to take account of comments of the UK Listing Authority and otherwise provided that such amendments do not conflict in any material respect with this summary.

Misys plc
Shareholder Admittance Card

MISYS

Annual General Meeting of the Company to be held at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED on Tuesday 13 September 2005 at 12 noon.

ADMITTANCE CARD

The Annual General Meeting of Misys plc will be held at 12 noon on Tuesday 13 September 2005 at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED. A map showing the location of the venue is provided on the reverse of this card.

If you intend to come to the AGM, please bring this admittance card with you and hand it to the Registrars to facilitate the check-in arrangements.

If you are unable to attend the Meeting, you can appoint another person as your proxy to attend the meeting and vote on your behalf. Please see the notes below. You may submit your proxy instructions electronically at www.sharevote.co.uk Alternatively, CREST members can submit their vote through the CREST electronic proxy appointment service. Please see the notes on page 4 of the accompanying AGM Notice, which are incorporated by reference.

If you wish to appoint your proxy by post, please complete the pre-paid proxy form opposite using black ink, and send it to Lloyds TSB Registrars.

Appointment of a proxy will not prevent you from attending and voting at the Meeting if you decide to do so.

NOTES TO THE FORM OF PROXY

1. If you wish to appoint any other proxy (not necessarily a shareholder of the Company), please write their name in the space provided (marked by *). Please initial any amendments to the form.
2. In the case of joint holders, the senior who submits a vote shall be accepted to the exclusion of the votes of any joint holders. Seniority is determined by the order of the names in the register of members.
3. To be valid the shareholder(s) or their agent must sign the proxy form. A corporation must appoint its proxy either under its common seal or under the hand of an agent or a duly authorised officer of the corporation.
4. To be valid for use at the Meeting, this form, together with any applicable power of attorney or other authority under which it is signed or a duly certified copy, must be received at the address of the Registrars given on the reverse of the form not later than 48 hours before the time of the Meeting.
5. Profiles of all the Directors who are offering themselves for election/re-election are given in the explanatory notes on page 5 of the accompanying AGM notice.
6. Resolutions 12 and 13 are proposed as special resolutions and the remainder as ordinary resolutions.
7. Please note that 'Vote Withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'For' and 'Against' a resolution. It is provided to enable shareholders to evidence their concern about a particular issue.

Misys plc Form of Proxy

MISYS

For use at the Annual General Meeting to be held at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED, on Tuesday 13 September 2005 at 12 noon.

Reference Number | Card ID | Account Number

FORM OF PROXY

I/We hereby appoint the Chairman of the Meeting or * ☐ (see note 1) as my/our proxy to vote for me/us on my/our behalf at this year's AGM and at any adjournment of it. Unless otherwise indicated and upon any matter before the Meeting but not referred to below, my/our proxy may exercise his/her discretion as to how he/she votes and whether or not he/she abstains from voting.

VOTE	FOR	AGAINST	WITHHELD
1 To receive the 2005 Annual Report and Financial Statements	☐	☐	☐
2 To approve the Remuneration Report	☐	☐	☐
3 To declare a final dividend of 4.28p per ordinary share	☐	☐	☐
4 To elect Al-Noor Ramji as a Director	☐	☐	☐
5 To re-elect Tony Alexander as a Director	☐	☐	☐
6 To re-elect Dr Jürgen Zech as a Director	☐	☐	☐
7 To re-elect Ivan Martin as a Director	☐	☐	☐
8 To re-elect Jasper McMahon as a Director	☐	☐	☐
9 To re-elect Tom Skelton as a Director	☐	☐	☐
10 To re-appoint the Auditors and authorise the Directors to set their remuneration	☐	☐	☐
11 To authorise the Directors to allot relevant securities generally	☐	☐	☐
12 To authorise the Directors to allot securities for cash within specified limits	☐	☐	☐
13 To authorise the purchase of own shares in the market	☐	☐	☐
14 To authorise the making of EU political donations	☐	☐	☐
15 To increase the limit on annual aggregate fees payable to non-executive Directors	☐	☐	☐
16 To approve the rules of the Misys Retention Long-Term Incentive Plan	☐	☐	☐

Please indicate with a mark ☒ in each case how you wish your vote to be cast.

Signed ☐ Date ☐

0174-011-6

PRNUK-1205061710-D0D4
Misys Employees' Share Trust ("the Trust")

Misys plc ("Misys") announces that it received notification on 12 May 2006 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	*No. of Options*	*Option Price*	*No. shares repurchased*	*Price*
12 May 2006	71,904	n/a	23,826	£2.07

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.

Following the above transactions, the Trust has an interest in 22,438376 ordinary shares representing 4.06% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested

PRNUK-2107050941-32AE

SESAME UNVEILS MULTI-TIE PROPOSITION IN NEW ERA OF CHOICE FOR ADVISERS

Sesame, the leading provider of support services to 8,150 financial advisers, has today announced that AXA, Legal & General, Norwich Union, Prudential and Standard Life have been appointed as providers for its new directly regulated multi-tie proposition.

The Sesame Select proposition has been designed to appeal to a new generation of consumers by offering a broad range of competitively priced products from five of the UK's leading financial services brands. Each provider has been assessed based on its financial strength, brand reputation, ability to deliver a full suite of products and willingness to create a differentiated service offering.

The new advice service will offer intermediaries improved service levels and e-enabled products to reduce the administration headache and help advisers spend more time building productive relationships with their clients. Approval from the Financial Services Authority (FSA) is currently being sought and financial advisers will be able to join Sesame Select subject to receiving all necessary regulatory consents.

Sesame commercial director Charles Bryant says Sesame Select will complement the services that Sesame already offers advisers and serve as a further option for those looking to strengthen the efficiency and profitability of their business following depolarisation.

"As the market fragments and new advice styles emerge, Sesame's breadth of offerings provides advisers with the best range of choices to help structure their business in the depolarised world. This will become increasingly important in differentiating Sesame, particularly as more advisers seek to take advantage of the new regime by reviewing their client base and offering a mix of advice solutions for their clients," he says.

Bryant said that new advice models such as Sesame Select provided an opportunity to address the 32 million UK adults who have shied away from taking professional advice due to reasons such as cost, confidence issues and a lack of understanding of the advice process.

"Sesame Select could be the ideal solution for many of these people as it provides a simpler choice of competitive products from well known brand names. The service is designed to appeal to elements of advisers' existing client bank, along with a new generation who have never sought financial advice.

"Creating more options and greater access to financial advice represents a genuine attempt to open up the advice community and drive greater consumer confidence. However, it will only be successful if people understand the choices available and trust the advice they receive. We believe the combination of better provider service and leading commission rates from five of the UK's most established brands will enable advisers within Sesame Select to run more profitable businesses."

Key features of Sesame Select include:

- Directly regulated proposition with access to the complete range of pension, protection and investment products from the Sesame Select panel providers.
- An e-enabled service that reduces the burden of administration and increases profitability for advisers.
- Mortgages will remain whole-of-market and advisers will be able to continue using their existing funds platform for collective investment business.
- Flexibility for advisers to operate a commission-only business model, or charge a fee.
- New service standards established for commission and product support.
- Ability to go back to the whole market if necessary to ensure client's needs are always met.
- Competitive charges combined with leading commission rates from Sesame Select panel providers

PRNUK-2107050941-32AE

Charles Bryant continued: "Sesame Select represents an opportunity for advisers to increase the efficiency of their business by working closely with some of the UK's leading providers and harnessing the potential of technology."

"Our research found quality of service from providers to be the single biggest concern among advisers, so Sesame has used its scale and influence to establish service standards. Only providers that are prepared to commit to setting and improving standards in the future were considered.

"Working with a handful of providers allows significant scope for us to simplify processes and reduce the administration headache for advisers. It also presents the opportunity for us to raise the bar in terms of the future design of e-enabled products."

Additional services for Sesame Select advisers
Advisers who sign-up will also have a wide range of additional services to choose from including mortgage and general insurance propositions, compliance support, fast-track authorisation process, low-cost professional indemnity cover, research service, integrated desktop application to help advisers through the whole sales process and access to Sesame Learning with its comprehensive programme of product, technical and business skills training.

21 July 2005

- ENDS-

For further information, please contact:

For **Misys plc**

Media Enquiries
Susan Cottam
Group Communications Director

Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721
Email: susan.cottam@misys.co.uk

Investor Enquiries
Andrew Farmer
Head of Investor Relations

Tel: +44 (0) 20 7368 2307
Mob: +44 (0) 7909 895 094
Email: andrew.farmer@misys.co.uk

For **Sesame**

Jared Aitken	Sesame Press Office	07801 500466
Richard Wheat	MRM	0207 0722 347 or 07775 566909

For **provider** related comment please contact

AXA	Peter Webb	0117 989 3615
Legal & General	John Morgan	01737 375353
Norwich Union	James Evans	01904 452791
Prudential	Darragh Leeson	0207 150 2600

PRNUK-2107050941-32AE

Standard Life	Danielle Pinnington	0131 245 0178

Notes to Editors

Sesame is one of the UK's leading providers of support services to 8,150 financial advisers. These advisers benefit from comprehensive training and guidance to ensure they meet the stringent rules laid down by the Financial Services Authority (FSA), which regulates our industry. Sesame uses its scale and expertise to negotiate preferential professional indemnity cover terms and provide cutting edge technology support. Advisers also have access to in-depth financial research to ensure they make informed decisions when advising on the right product and solutions for their clients.

MISYS

MISYS plc PRELIMINARY RESULTS
FOR THE YEAR ENDED 31 MAY 2005

Misys plc ("Misys"), one of the world's leading global software providers, today (21 July 2005) announces its preliminary results for the year ended 31 May 2005.

Commenting on the results, Kevin Lomax, Executive Chairman, Misys, said:

"These results are encouraging. They reflect some improvement in trading conditions across our businesses but more importantly the benefit of the actions we have been taking to reposition our businesses for organic growth.

"It has been a year of real progress, one that gives us confidence for our future performance."

Financial results

- Turnover: £888m (2004: £900m)
- Operating profit: £41m (2004: £30m)
- Adjusted operating profit[1]: £102m (2004: £102m)
- Like for like operating profit[2]: £102m (2004: £97m)
- Share repurchases: £53m (2004: £95m)
- Net debt: £219m (2004: £183m)
- Earnings per share: Basic 2.9p (2004: 4.4p); Adjusted[3] 15.6p (2004: 14.8p)
- Dividend per share: Full year dividend of 6.84p per share up 5%

Business highlights

- Banking, Healthcare and General Insurance each increased revenues and profits on a like-for-like basis
- Banking: growth in order intake and order book reflects good progress in developing product offerings and some improvement in market conditions
- Healthcare: growth in order intake reflects strong uptake of clinical products and generally buoyant market conditions
- General Insurance: another good performance
- Sesame: number of RIs up over 20% to 8,150; performance in line with expectations

1 *Excludes operating exceptional items and goodwill amortisation.*
2 *Excludes operating exceptional items, goodwill amortisation, the impact of acquisitions and disposals and is stated at constant exchange rates.*
3 *Excludes exceptional items, goodwill amortisation and in 2004 the exceptional tax credit in respect of prior years.*

WEBCAST

A live webcast of the presentation to analysts will be available on the Company's website at www.misys.com from 09.15 today and will be available to view on demand from approximately 14.00.

A results interview with Kevin Lomax, Executive Chairman, will be available from 07.00 on www.misys.com and on www.cantos.com.

FINANCIAL CALENDAR

Misys expects to issue its next trading update at its Annual General Meeting on 13 September 2005.

MEDIA ENQUIRIES

Susan Cottam
Group Communications Director

Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721
Email: susan.cottam@misys.co.uk

INVESTOR ENQUIRIES

Andrew Farmer
Head of Investor Relations

Tel: +44 (0) 20 7368 2307
Mob: +44 (0) 7909 895 094
Email: andrew.farmer@misys.co.uk

ABOUT MISYS plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries and the UK general insurance industry, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking it is one of the top four software providers worldwide and the largest outside the US, with over 1,200 customers, including 90% of the world's top 50 banks. In healthcare it is a top five software provider in the US market, serving more than 92,000 physicians in 18,000 practice locations, 1,250 hospitals and 600 home care providers. In UK general insurance it is the market leader in software solutions. Through Sesame, a wholly-owned subsidiary, it is also a leading provider of support services to over 8,000 financial advisers in the UK. Misys employs over 6,000 people internationally and has customers in over 120 countries. For more information, visit www.misys.com

Misys. Making things that really matter, work better.

SUMMARY RESULTS

	Statutory revenues 2005 £m	Statutory revenues 2004 £m	Like for like revenues (note 2) 2005 £m	Like for like revenues (note 2) 2004 £m	Like for like return on revenue 2005 %	Like for like return on revenue 2004 %
Banking	**245**	240	**238**	222	**18**	17
Healthcare	**290**	294	**288**	273	**15**	15
General Insurance	**34**	31	**34**	31	**47**	46
Sesame	**319**	335	**319**	335	**2**	3
Group	**-**	-	**-**	-	**-**	-
Continuing operations	**888**	900	**879**	861	**11**	11

	Statutory operating profit 2005 £m	Statutory operating profit 2004 £m	Add back: Operating exceptional (note 1a) 2005 £m	Operating exceptional (note 1a) 2004 £m	Goodwill amortisation (note 1b) 2005 £m	Goodwill amortisation (note 1b) 2004 £m	Adjusted operating profit (note 1) 2005 £m	Adjusted operating profit (note 1) 2004 £m	Like for like operating profit (note 2) 2005 £m	Like for like operating profit (note 2) 2004 £m
Banking	**36**	27	-	-	8	12	**44**	39	**43**	37
Healthcare	**20**	20	-	-	22	23	**42**	43	**43**	40
General Insurance	**16**	15	-	-	-	-	**16**	15	**16**	15
Sesame	**(25)**	(27)	9	8	22	29	**6**	10	**6**	10
Group	**(6)**	(5)	-	-	-	-	**(6)**	(5)	**(6)**	(5)
Continuing operations	**41**	30	9	8	52	64	**102**	102	**102**	97

	Statutory 2005 £m	Statutory 2004 £m	Adjusted (note 3) 2005 £m	Adjusted (note 3) 2004 £m
Non operating exceptional items *(note 4)*	**(3)**	0	**-**	-
Profit before taxation	**28**	23	**91**	94
Profit after taxation	**15**	25	**79**	81
Net income	**14**	24	**78**	80
Basic earnings per share	**2.9p**	4.4p	**15.6p**	14.8p
Full year dividend per share	**6.84p**	6.52p		
Net debt	**219**	183		

Notes:

1. *Adjusted operating profit is stated before goodwill amortisation totalling £52.1m (2004: £63.5m), all on continuing operations and, in respect of Sesame, operating exceptional items of £8.9m (2004: £8.0m).*
   a. *The operating exceptional items of £8.9m (2004: £8.0m) relate to the estimated additional costs and redress payments associated with special regulatory reviews and endowment complaints which are discussed in greater detail on page 11.*
   b. *Goodwill amortisation totalled £52.1m (2004: £63.5m) analysed as Banking: £8.4m (2004: £11.5m), Healthcare £21.5m (2004: £22.8m) and Sesame £22.2m (2004: £29.2m).*
2. *The 'like for like' results are stated before the operating exceptional items and the charge for goodwill amortisation, and exclude the results of businesses disposed of and the incremental benefit of acquisitions. Figures are quoted in sterling using average exchange rates for the year ended 31 May 2005.*
   a. *The businesses disposed of in the prior year related solely to the Banking Division and in the prior year contributed incremental revenue of £13.3m and operated at breakeven.*
   b. *The businesses acquired in the current and prior year contributed incremental revenue and operating profit (pre goodwill amortisation) for Banking: revenue of £7.3m and a profit of £0.5m and for Healthcare: revenue £2.6m and loss of £0.8m.*
   c. *Restating the results for 2004 using the average exchange rates for 2005 has decreased 2004 revenues by £26.3m (Banking: £5.6m and Healthcare: £20.7m) and operating profit £4.5m (Banking: £1.3m, Healthcare: £3.2m). The most significant impact is from the movement in the US dollar, where the average exchange rate in 2005 was US$1.86:£1 compared to US$1.73:£1 in 2004.*
3. *Adjusted to exclude exceptional items, goodwill amortisation and the 2004 exceptional tax credit in respect of prior years.*
4. *Non operating exceptional items relate to the impairment of assets on the post year end sale of a business of £2.7m and in respect of the prior year a profit on the disposal and part disposal of operations of £0.4m.*

CHAIRMAN'S STATEMENT

In this statement a year ago I set out our objectives and strategy as a company. We had set ourselves the challenge of leading our industry in customer satisfaction, growth and total shareholder return. I said that we would achieve this goal principally through organic development, and that our competitive advantage would come from the skills we built – skills in product development and professional services as much as in deal making or financial control. I also talked about the importance of the Misys brand, our ability to manage talent, our productivity and the continuing management of our portfolio.

None of this has changed. But over the past year we have turned our words into actions, and backed up our intentions with our financial commitment. During the year, like for like R&D investment in our core businesses was £88m, an increase of 10% on the prior year. We have pushed our key product development plans forward aggressively, built up our development and service centres in India and the Philippines, installed systems and infrastructure to support better sales and service delivery, and further strengthened our management teams.

A key element of these actions was the adoption of a 'Peak Performance' programme to revitalise and unite the company around the shared objective of achieving and sustaining best performance again. This programme began by articulating a clear company purpose and shared beliefs. Over the last year we have embedded this sense of purpose throughout the organisation and it has proved hugely popular and motivating.

In terms of market conditions, demand for banking software, having been subdued since early 2001, has at last shown some consistent, if modest, improvement. The US healthcare IT market overall has remained strong, while the take-off in demand for enterprise clinical systems has accelerated. The general insurance broker systems market in the UK has remained stable, while the market served by Sesame - the market for investment, savings, protection and borrowing products - has continued to be flat.

This has been a year of real progress and, whilst the positive market environment is encouraging, we take more comfort from the performance of our own businesses, which have shown renewed vigour in the past year. The contracts they have won have validated the investments we have been making in our key products.

Our beliefs about the markets we serve remain unchanged: while the industry-specific software markets remain attractive because of their size, growth and potential profitability, they are maturing, and are beginning to consolidate. One of the most powerful forces driving them in this direction is the need of customers - whether banks or healthcare organisations - to work with fewer, larger and more capable vendors in order to drive down the cost of developing and deploying increasingly sophisticated systems. These customers need to work with vendors who can offer them a comprehensive solution and who are committed to long-term investment in their products. This trend favours Misys which has the scale, industry expertise and financial strength to meet this challenge.

Our intention to divest the Sesame business is unchanged. We have said previously that there are two preconditions which must be met before it will be in shareholders' interests for us to start a process to divest the business: the first is that the new multi-tie business model must come to life as a consequence of the Financial Services Authority ('FSA') 'depolarisation' rule changes coming into effect, and the second is that we must see some evidence of a sustainable improvement in trading conditions, for which stability in the size of the Sesame membership would be a good proxy. Although the multi-tie is still subject to regulatory approval, both of these preconditions are now close to being met and we have appointed Lexicon Partners, the specialist investment bank, to help us with the disposal of this business.

Notwithstanding our primary focus on organic growth, acquisitions remain an important means of developing our business. On 7 July 2005 we acquired Almonde Inc, a vendor of risk management systems, enabling us to extend the Basel II functionality of our banking offering.

We have also continued our share buyback programme in order to enhance the company's financial performance. The increase in the level of debt at the year end is partly a consequence of this share buyback programme. I am confident that the financial gearing we have taken on is prudent.

Our employees have contributed with energy and enthusiasm to our shared purpose and their efforts have played a major part in the progress we have achieved in the past year. I thank them for their hard work and commitment.

We have no doubt that the actions we have taken to position Misys for growth will enable us to make further progress. We have a great deal more to do - I am confident that we have the management, the talent, and the will to do it.

FINANCIAL SUMMARY

In the year ended 31 May 2005 statutory revenues were £888m, 1% below the previous year (2004: £900m). Statutory operating profit was £41m (2004: £30m), but, when adjusted to exclude operating exceptional items and goodwill amortisation, was £102m (2004: £102m). Basic earnings per share were 2.9 pence (2004: 4.4 pence) and adjusted basic earnings per share were 15.6 pence (2004: 14.8 pence), an increase of 6%. Our cash performance has remained strong with operating cash flow of £89m (2004: £98m). After spending £53m buying back 26m shares at an average cost of 200 pence per share, net debt at £219m was £36m higher than at the end of May 2004.

During the year, along with the rest of the financial services industry, Sesame has experienced a significant increase in the volume of complaints from consumers about advice given by Independent Financial Advisers regarding the sales of endowment polices. Given the expectation that the volume of future complaints will be significant, a provision of £10m has been made for the Directors' best estimate of the cost of complaints that will be incurred in the future with respect to past sales of endowments. This is the largest item within the net operating exceptional charge of £9m that has been made this year in relation to regulatory reviews and future endowment complaints costs.

Exchange rates once again had an impact on our reported results. Had exchange rates remained unchanged, growth in revenues and adjusted operating profits would have been higher by 3% and 5% respectively.

The Board is recommending a final dividend of 4.28 pence per share. This would raise the full year dividend to 6.84 pence, an increase of 5% over last year.

BOARD

As previously announced, Ian Dyson will be retiring from the Board following the Company's Annual General Meeting ('AGM') in September 2005. In addition, Bob Ingram has decided not to seek re-election at the AGM. We would like to thank both of them for their valuable contribution to the Company.

OUTLOOK

The prospects for Misys' future performance have been enhanced by the actions we have taken to reposition the business for growth. In addition, in our core markets, there has been some improvement in the demand for banking software while healthcare software demand has remained strong. The encouraging results achieved for the past year reflect both these factors. We believe the company is well positioned to continue to make progress.

BUSINESS PERFORMANCE AND FINANCIAL REVIEW

The information in this section is presented on a 'like-for-like' basis. The 'like for like' results are stated before operating exceptional items, goodwill amortisation and the incremental benefit of acquisitions in the current and prior periods and exclude the results of businesses disposed of in the prior period. All figures are quoted in sterling using average exchange rates for the year ended 31 May 2005.

Overview

Overall Company revenues for the year at £879m were 2% above those of the previous year.

Banking, Healthcare and General Insurance all generated increased revenues and operating profits, reflecting our continued investment in key products and are underpinned by stronger underlying market conditions, particularly in Banking. Sesame's revenues were 5% below the previous year, reflecting a continuation of the weaker market conditions seen over the last two years. The 2% overall growth in Company revenues flowed through to operating profit, which at £102m was 5% above the prior year, notwithstanding increased development expenditure in both Banking and Healthcare. Strong growth in profits in Banking and good growth in Healthcare and General Insurance was partly offset by the reduction in profits at Sesame. Group operating margins were broadly in line with the prior year.

Banking

Misys Banking Systems, one of the leading global providers of software solutions to the banking industry, delivered an encouraging performance with strong increases in order intake, revenue and operating profit. Whilst this performance reflects some improvement in market conditions, more importantly it reflects the benefits we are now seeing from our increased investment in this business and its product range.

Market conditions

Trading conditions in the banking software markets, whilst benefiting from IT budgets for the year rising by a relatively modest 4-5% on average, remain mixed with market demand varying by region and by sector. The retail banking systems market has remained especially active, whilst wholesale and capital markets are showing signs of improvement. Geographically, marked regional variations continue to exist with developing markets such as China, South East Asia and Eastern Europe in particular remaining strong.

The long term trend towards greater use by banks of third party solutions continues as banks seek to reduce costs, improve efficiency and respond to increased regulatory and customer requirements. Banks are also continuing to consolidate their IT spending through the streamlining of vendor relationships. As a consequence, vendors such as Misys, who are able to deliver comprehensive solutions, are being awarded larger and more complex contracts. As we have

previously indicated, a feature of these larger contracts is that contract negotiation becomes more protracted and it is more difficult to predict when such deals which have been awarded will be signed.

Trading performance

The momentum achieved in the second half of the previous year was maintained throughout 2004/05 with total revenues at £238m rising by 7%. Initial Licence Fees ('ILF') order intake at £76m was 16% ahead of the prior year, resulting in both a strong growth in ILF revenues, up 13% for the full year and an 18% increase in the closing order book to £31m. As a consequence of the extended nature of contract negotiation and implementation, the ILF order book is being recognised over a longer period than has historically been the case.

Maintenance revenues at £112m again showed modest growth at 2% ahead of last year. More significantly, professional services revenues which had declined for a number of years grew strongly, particularly in the first half, with total revenues at £46m, 12% higher than the previous year. The closing order book for professional services is ahead of a year ago and this, together with the stronger ILF order intake, means that further growth in professional services revenue should be seen in 2005/06

Operating profit at £43m was 17% ahead of last year reflecting both the strong growth in revenues and improving margins.

Business performance

In wholesale banking, we were awarded a number of major contracts for MidasPlus, demonstrating the continued success of the new version of this core banking product. To date, 28 deals have been signed for MidasPlus, of which eight are for global processing. Our most significant global processing deal ever was signed during the period with Fortis, a Tier 1 European bank. Fortis, already a Midas user, is deploying MidasPlus with Global Processing across both its commercial and merchant banking operations. This deal also includes both Misys IQ and Misys Message Manager, underscoring our view that banks wish to reduce the number of vendors with whom they deal. Significant MidasPlus deals were also won with Raiffeisen International (Austria) and HVB (London).

Reflecting the functional capability of MidasPlus, the product recently won an award for "Cash Management Solution of the Year" in the Banker Technology Awards.

Our wholesale banking partnership with S1 Corporation for multi-channel architecture was recently extended to retail banking. Already, this partnership is demonstrating value with the award of a significant deal from Indusind in India soon after our year end.

In retail banking, where we are already the largest international software provider, our increased investment in our Equation product and our continued investment in talent, have helped Misys Retail Banking achieve a significant increase in order intake. This included a major contract for the existing version of Equation with AK Bars in Russia, a new customer. The development of EquationPlus continues to plan and we expect this product to be fully available for general release during calendar 2006 with the first components deliverable during the first quarter of 2006.

In risk management, we have recently announced the acquisition of Almonde, the regulatory risk management software firm. This builds on the success of our previous partnership arrangement with them and allows us to extend the Basel II functionality of our offering. We won several significant risk contracts during the year including those with Bayerische Landesbank in Germany and Standard Bank South Africa. The contract pipeline for this product area is encouraging as banks work to meet the requirement to embed risk solutions into their IT infrastructures. Other

recent contract wins included Albaraka in Saudi Arabia and EBS in Ireland. We also now have around 100 employees dedicated to our risk business in our Bangalore development facility.

On 1 June 2005 we established our Treasury and Capital Markets business, combining three of our major product groups: Summit, Misys OPICS and Misys IQ. This business is led from New York and is one of the largest suppliers of treasury and capital markets systems, with around 270 customers worldwide.

Fuelled by the demand for systems capable of handling derivatives and complex products, there was particularly strong demand for Summit solutions from Asia. New name contracts awarded included the Agricultural Bank of China, the Bank of Communication (Hong Kong) and First Commercial Bank (Taiwan). Within the US, Summit added new customers within the structured fixed income market including FHLB Pittsburgh and BB&T.

We continue to make significant investment in Opics, with OpicsPlus expected to be launched shortly. Opics performed strongly during the year with contracts signed worldwide including a major contract with SEB in Sweden and a contract extension with UBOC in the US.

In line with our stated strategy at its acquisition, Misys IQ has extended its distribution footprint, winning contracts in new geographies including Europe. In addition, Misys IQ was awarded one of its largest ever contracts by US based JPMorgan Chase.

We have continued to invest in both developing and increasing the pool of talent we have within Misys Banking Systems. During the year we made a significant number of appointments of high calibre individuals across the business.

Healthcare

Misys Healthcare Systems is a top five provider of IT solutions in the US healthcare market. It delivered a strong performance with good growth in order intake, revenues and operating profit. The benefit of investment in our clinical portfolio is increasingly evident.

Market conditions

Healthcare provision and spending remain near the top of the political agenda in the United States, and there is a strong push to transform delivery by promoting adoption of inter operable electronic health records. This push is evidenced by the appointment of the first National Coordinator for Health Information Technology. Health information systems and electronic medical records, especially those that integrate the major venues of care and connect all care givers seamlessly, are seen as essential to improving the quality of clinical outcomes as well as reducing administrative costs. The shift and acceleration in spending towards such clinical systems continues.

Trading performance

Revenues at £288m were 6% ahead of last year with growth occurring in all major revenue streams with the exception of transaction processing.

Order intake for professional services was ahead in all businesses, feeding through to revenues, which at £29m grew 10% in the year. This growth reflects the increasing importance of professional services in our total order intake mix.

ILF order intake at £56m was 7% ahead of last year. This reflected the continued strong demand for Misys EMR and Misys Homecare, partly offset by reduced ILF order intake in Hospital Systems

as a result of delays in finalising a number of larger Misys CPR orders. Growth in ILF order intake led to growth in ILF revenues, which at £57m were 5% ahead of the prior year.

Maintenance revenues also showed good growth at 7% ahead of last year. In contrast, transaction services revenues fell by 1%.

As previously indicated, one-off costs relating to the integration of Misys CPR have been incurred over the last two years and this integration was completed in line with our original plans by 31 May 2005. The costs incurred in financial year 2004/05 amount to £3.4m which were in addition to the £2.4m incurred in the year ended 31 May 2004. In addition, as announced in June 2004, investment in the Misys EMR product is being accelerated and it is anticipated that the incremental spend over the two years ending 31 May 2006 will be £4.3m. These expenditures are also proceeding according to plan with costs of £2.2m incurred in the year ended 31 May 2005. It is expected that the balance of these costs will be incurred in the current financial year, with the majority in the first half. These costs, and those related to Misys CPR, have not been treated as exceptional and have been charged against operating profit.

Operating profit at £43m was 6% ahead of last year, notwithstanding the increased investment in Misys CPR and EMR. At 17%, margins before the increased investment in Misys CPR and EMR were slightly ahead of last year. Margins, after the increased investment, were broadly in line with last year.

Business performance

We are seeing the benefit of the investment in our clinical portfolio. In particular, sales activity for Misys EMR and Misys Homecare was particularly encouraging with some significant customer wins.

In the year ended 31 May 2004, we signed a contract with Michigan based POH Medical Center, our first combined Misys CPR / Misys EMR deal. The enterprise-wide, integrated, computer-based patient record system went live in April 2005 and now more than 1,000 healthcare professionals are using it to communicate and coordinate care throughout patient visits, from registration to clinical care to final discharge.

A large number of other Misys EMR contracts were signed during the past year including: Mercy Medical Group, a 150 physician group practice, which deployed the solution to 500 users across 64 locations; Fremont Medical Centers, a large multi-location practice that selected Misys EMR for its physicians and their staff; and United Physicians which selected Misys EMR and Misys Tiger as the clinical and practice management solutions for its 1,500 physician members.

Misys Homecare won significant contracts including Metropolitan Jewish Health System in New York, which signed a multimillion dollar agreement to bring the solution to over 400 users in its certified home care agencies. Cleveland Clinic Home Care Services selected Misys Homecare to manage its clinical, financial and administrative IT needs for 300 clinicians and 140 business personnel.

Large contracts for other Misys Healthcare Systems solutions included: an agreement with the University of South Alabama Health System for Misys Laboratory; a contract with 50 physicians and providers at Summit Medical Group in Kentucky for Misys Vision; and a contract with Texas Health Resources to extend the Misys Radiology information system across its organisation.

Transaction services saw a decline in revenues, following further price compression in parts of the claims processing market. This trend was evident during the previous period. However, this business unit put in place some significant partnerships with organisations such as Availity and Post-N-Track that strengthen its connections to payer organisations including UnitedHealth Group, one of the US's largest providers.

Our clinical portfolio serves all venues of care – hospitals, physicians' offices, the patient's home and long term care facilities. The quality of our offering was recently recognised in the 2004 KLAS Vendor Relationship Evaluation when a number of our products were ranked first or second in their categories.

Misys Optimum is our suite of clinical solutions covering each venue of care. In February 2005 we announced Misys Connect, a new web-based data sharing solution, to provide additional functionality to Misys Optimum users. Misys Connect allows care givers to access patient information wherever it is held without leaving their current application and is an important step in linking community based physicians with the acute care enterprise to improve decision making and hospital-physician relations.

While our focus remains primarily on the US healthcare IT market, given its size and potential, the compatibility and strength of our product offering means that we continue to take advantage of international opportunities. During the year major hospital systems projects went live in both the United Kingdom and Saudi Arabia and are performing well.

General Insurance

Misys General Insurance is the leading supplier of solutions for insurance intermediaries in the UK. The market is generally stable and records steady growth.

Record revenues of £34m were 8% ahead of last year driven by our continued commitment to product development. Our new product launches have performed well. Premium Finance revenues were boosted by the substantial increase in electronic transmission of documentation between finance providers and intermediaries whilst OASys Commercial, which supports the digitisation of commercial lines insurance, is well positioned for future growth. With good cost control and the strong growth in revenues, operating profit at £16m set another new record for the business.

The ongoing investment in our products and our consequent ability increasingly to offer non-standardised solutions has enabled us to attract larger customers such as the partnerships established with both Towergate, one of the UK's top insurance intermediaries, and Carole Nash, the biggest broker for motorbike insurance.

Sesame

Sesame is a leading provider of support services to financial advisers in the UK. While the market for savings and protection products has remained flat, there was strong take up of Sesame's new service offerings by its members and reinforced brand awareness through targeted marketing initiatives.

Today, we are announcing Sesame's multi-tie proposition. Sesame Select offers products from five of the UK's leading financial services providers: AXA, Legal & General, Norwich Union, Prudential and Standard Life. Sesame is confident that its multi-tie proposition will be attractive to a significant number of advisers, allowing Sesame, over time, to build a new and profitable revenue stream.

With the FSA extending its reach to include the regulation of mortgages and general insurance during the past year, Sesame has created innovative market-leading product and service propositions for its existing and future members. Membership growth over the year was encouraging: the number of Registered Individuals (RIs) across Sesame's regulated network of

appointed representatives together with Sesame Direct, the service company for directly regulated firms, grew by over 20% to 8,150 members at the year end.

Revenues at £319m were 5% below last year, although the rate of reduction slowed in the second half. Operating profit of £6m was £4m below last year, although slightly ahead of internal expectations at the start of the year, as mortgage revenue started earlier than expected and there were benefits from the delay of costs associated with the launch of the multi-tie proposition.

Misys announced on 11 July 2005 that Sesame had sold its 60 per cent stake in AssureWeb, the B2B internet portal for transaction of life and pensions business, to the five existing investing providers (AEGON UK, Clerical Medical, Friends Provident, Norwich Union and Scottish Widows). The investing providers will see their collective ownership stake in AssureWeb increase from 40% to 100% and have now taken full operational responsibility.

It is Misys' stated intention to divest the Sesame business. As announced in our Trading Update on 22 June 2005, Lexicon Partners, the specialist corporate finance firm, has been appointed to undertake preparatory work. Misys' expectations continue to be that divestment of Sesame will take place in the next 12 months.

OTHER FINANCIAL INFORMATION

Unless otherwise stated, the information in this section is presented on a statutory basis.

Group costs

The net charge for the year, at £6m, is an increase of £1m on last year and includes £3m (2004: £3m) profit arising on the disposal of warrants held in relation to WebMD's common stock. This is the last of the three tranches of warrants and accordingly Group costs next year will not benefit from this profit.

Operating exceptional items

A net operating exceptional charge of £9m has been made this year in relation to regulatory review and future endowment complaints costs.

During the year, along with the rest of the industry, Sesame has experienced a significant increase in the volume of complaints fom consumers about advice given by IFAs regarding sales of endowment polices. This is due to increased consumer awareness, recent poor stock market conditions and action taken by the majority of product providers to crystallise their liabilities with regard to past endowment complaints. Given the significant levels of endowment complaints currently being received, the increasing rate at which these are being upheld and the expectation that the volume of future complaints will be significant, a provision of £10m has been made for the Directors' best estimate of the cost of complaints that will be received in the future with respect to past sales of endowments.

Separately, and in common with other companies in the sector, a thematic review of Sesame's and its predecessor networks' past sales of structured capital at risk products was carried out by the FSA during the year. As a result of the review Sesame agreed to reassess the conclusions reached on historic complaints received, and based on the results of this work to date a charge of £3m has been recorded during the year.

These charges have been partly offset by a credit of £4m following a reappraisal of the £8m provision charged last year in respect of a former network member review.

Further details of these items can be found in notes 3, 16 and 18.

Profit before tax and earnings per share ('EPS')

Statutory profit before taxation at £28m was £5m above last year, reflecting the improvement in the statutory operating results discussed above. The tax charge on ordinary activities at £13m was broadly in line with last year, although last year also benefited from an exceptional tax credit in respect of prior years of £14m. The underlying effective tax rate on profit before taxation, exceptional items and goodwill amortisation at 14% was broadly in line with last year.

Basic EPS at 2.9p was 1.5p below last year. Adjusted basic EPS (adjusted to exclude exceptional items, goodwill amortisation and the 2003/04 exceptional tax credit in respect of prior years noted above) at 15.6p (2004:14.8p) was 6% ahead of last year. In the opinion of the Directors, the adjusted basic EPS provides more comparable and representative information on the continuing and established trading activities of the Group.

Operating cash flow

The Group has maintained its strong cash performance with operating cash flow of £89m (2004: £98m). This good performance, which follows even stronger cash generation in prior years, resulted from rigorous cash management by the Group's operating businesses. As a result the cumulative operating cash flow over the last five years of £573m is £18m above the cumulative operating profit before goodwill amortisation over the same period. Capital expenditure at £10m was £1m below last year's level.

The net cash inflow from trading before corporate activities (i.e. before the cost of acquisitions, proceeds from disposals, dividend payments and financing including the share buyback programme) was in line with last year at £63m (2004: £63m).

Dividend payments in the full year, being last year's final dividend and this year's interim dividend, totalled £34m compared with £33m in the prior year.

Net debt, interest charges and borrowings

Net debt at 31 May 2005 was £219m compared with £183m at 31 May 2004. This increase in net debt of £36m is mainly as a result of the share buyback discussed above.

The interest and other finance costs charge at £10m was £3m higher than last year, due to a combination of increased average interest rates and increased average borrowings, the latter due to the share buyback programme towards the end of the year ended 31 May 2004 and during the year ended 31 May 2005. Interest cover, before goodwill amortisation, was 10 times.

Profit and loss account for the year ended 31 May 2005

all figures in £ millions	note	2005 Total	2004 Total
Turnover	2	**888.4**	899.9
Operating profit	2	**40.6**	30.2
Analysed as:			
Total operating profit pre operating exceptional items and goodwill amortisation		**101.6**	101.7
Operating exceptional items	3	**(8.9)**	(8.0)
Goodwill amortisation	12	**(52.1)**	(63.5)
		40.6	30.2
Non operating exceptional items	3	**(2.7)**	0.4
Net interest payable and similar charges	5	**(9.6)**	(6.3)
Other finance costs	6	**(0.7)**	(1.2)
Profit on ordinary activities before taxation		**27.6**	23.1
Exceptional tax credit in respect of prior years	7	**–**	14.6
Tax on ongoing ordinary activities	7	**(12.8)**	(13.2)
Tax on profit on ordinary activities		**(12.8)**	1.4
Profit on ordinary activities after taxation		**14.8**	24.5
Equity minority interests		**(0.4)**	(0.6)
Profit attributable to shareholders		**14.4**	23.9
Equity dividends	8	**(33.5)**	(34.1)
Retained loss for the financial year	19	**(19.1)**	(10.2)
		pence	pence
Dividends per share	8	**6.84**	6.52

all figures in pence	note	DILUTED 2005	DILUTED 2004	BASIC 2005	BASIC 2004
Earnings per share	9	**2.8**	4.3	**2.9**	4.4
Goodwill amortisation		**10.3**	11.5	**10.4**	11.7
Exceptional items after taxation					
– Cost of regulatory reviews and endowment complaints		**1.8**	1.5	**1.8**	1.5
– Profit on disposal and part disposal of operations		**–**	(0.1)	**–**	(0.1)
– Impairment of assets on the post year end sale of a business		**0.5**	–	**0.5**	–
Exceptional tax credit in respect of prior years		**–**	(2.6)	**–**	(2.7)
Adjusted earnings per share	9	**15.4**	14.6	**15.6**	14.8

i. All turnover and operating profit is derived from continuing operations.

ii. There is no difference between the profit on ordinary activities before taxation, the retained loss for the financial year, and their historical cost equivalents.

iii. Adjusted basic and diluted earnings per share are presented to provide more comparable and representative information on the continuing and established trading activities. Accordingly, the adjusted basic and diluted earnings per share figures exclude exceptional items, goodwill amortisation and the 2004 exceptional tax credit in respect of prior years.

Statement of cash flows for the year ended 31 May 2005

all figures in £ millions	note	2005	2004
Net cash inflow from operating activities (see table below)		**89.2**	98.2
Returns on investments and servicing of finance		**(9.8)**	(7.0)
Taxation		**(7.2)**	(18.8)
Capital expenditure and financial investment		**(9.0)**	(9.2)
Acquisitions and disposals		**(8.7)**	(22.0)
Equity dividends paid		**(33.5)**	(33.3)
Net cash inflow before financing		**21.0**	7.9
Financing	10	**(27.0)**	(8.9)
Decrease in cash	11	**(6.0)**	(1.0)

Reconciliation of net cash flow to movement in net debt			
Decrease in cash		**(6.0)**	(1.0)
Cash inflow from movement in borrowings		**(20.9)**	(83.4)
Increase in net debt resulting from cash flows		**(26.9)**	(84.4)
Bank loan and finance leases acquired		**-**	(0.7)
Accretion on payment to Cordon Limited	11	**(7.1)**	0.4
Amortisation of issue costs	11	**(0.1)**	(1.1)
Inception of finance leases	11	**(1.1)**	(1.1)
Differences on exchange	11	**(0.4)**	22.9
Increase in net debt		**(35.6)**	(64.0)
Opening net debt		**(183.2)**	(119.2)
Closing net debt	11	**(218.8)**	(183.2)

Net cash inflow from operating activities			
Operating profit		**40.6**	30.2
Goodwill amortisation	12	**52.1**	63.5
		92.7	93.7
Depreciation charge net of (profit) loss on disposal of fixed assets		**9.9**	11.0
Difference between pension charge and cash contributions		**-**	(8.1)
Increase in stocks (including contract work in progress)		**(2.7)**	(2.1)
(Increase) decrease in debtors		**(40.5)**	17.4
Increase (decrease) in creditors and provisions		**34.3**	(22.3)
(Decrease) increase in deferred income		**(6.1)**	4.3
Other non cash movements		**1.6**	4.3
		89.2	98.2

Other non cash movements primarily comprise the profit and loss account charge in relation to the Group's share plans.

Statement of total recognised gains and losses for the year ended 31 May 2005

all figures in £ millions	note	2005	2004
Profit for the financial year		**14.4**	23.9
Exchange adjustments offset in reserves	19	**2.0**	(56.6)
Actuarial (losses) gains recognised in post retirement benefit scheme	19	**(2.5)**	4.8
Movement in deferred tax relating to pension liability	19	**0.8**	(3.9)
Total recognised gains and losses for the financial year		**14.7**	(31.8)

Reconciliation of movements in equity shareholders' deficit for the year ended 31 May 2005

all figures in £ millions	note	2005	2004
Total recognised gains and losses for the financial year		**14.7**	(31.8)
Equity dividends	8	**(33.5)**	(34.1)
New share capital subscribed		**1.2**	2.2
Payments for the purchase of own shares	19	**(52.9)**	(94.5)
Other movements on investment in own shares	19	**3.1**	2.7
Goodwill written back on disposal		**-**	16.2
(Increase) decrease in cumulative goodwill written off to reserves due to exchange adjustments	19	**(3.1)**	65.7
Net movement in equity shareholders' deficit		**(70.5)**	(73.6)
Opening equity shareholders' deficit		**(185.4)**	(111.8)
Closing equity shareholders' deficit		**(255.9)**	(185.4)

Balance sheet at 31 May 2005

all figures in £ millions	note	2005	2004
Fixed assets			
Intangible assets – goodwill	12	**165.0**	212.6
Tangible assets		**24.9**	25.1
Investments		**4.1**	3.5
		194.0	241.2
Current assets			
Stocks (including contract work in progress)	13	**13.0**	10.2
Debtors	14	**188.4**	151.4
Cash at bank and in hand	11	**101.6**	107.0
		303.0	268.6
Creditors falling due within one year			
Bank loans and overdrafts		**(3.1)**	(13.9)
Other creditors		**(214.2)**	(211.1)
		(217.3)	(225.0)
Net current assets		**85.7**	43.6
Total assets less current liabilities		**279.7**	284.8
Creditors falling due after more than one year	15	**(318.1)**	(276.3)
Provisions for liabilities and charges	16	**(90.8)**	(64.4)
Deferred income	17	**(117.3)**	(122.1)
Net liabilities excluding post retirement benefit liabilities		**(246.5)**	(178.0)
Post retirement benefit liabilities		**(6.1)**	(4.5)
Net liabilities		**(252.6)**	(182.5)
Capital and reserves			
Called up share capital		**5.6**	5.6
Share premium account		**66.5**	65.3
Capital redemption reserve		**0.2**	0.2
Profit and loss account	19	**(328.2)**	(256.5)
Equity shareholders' deficit		**(255.9)**	(185.4)
Equity minority interests		**3.3**	2.9
		(252.6)	(182.5)

Notes to the financial statements

01 Basis of preparation and presentation

The financial information set out in this announcement does not constitute the Company's statutory accounts for the years ended 31 May 2005 or 31 May 2004. The financial information for the year ended 31 May 2004 is derived from the statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors reported on those accounts. Their report was unqualified and did not contain a statement under either Section 237 (2) or Section 237 (3) of the Companies Act 1985. The statutory accounts for the year ended 31 May 2005 will be finalised on the basis of the financial information presented by the Directors in this Preliminary Announcement and will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

02 Segmental analysis

TURNOVER AND OPERATING PROFIT (LOSS) BY BUSINESS

	TURNOVER		OPERATING PROFIT (LOSS)	
all figures in £ millions	**2005**	2004	**2005**	2004
Banking	**245.0**	240.2	**35.5**	26.9
Healthcare	**290.5**	293.6	**20.2**	20.7
General Insurance	**33.7**	31.2	**15.8**	14.8
Sesame	**319.2**	334.9	**(24.6)**	(26.9)
Group	**-**	-	**(6.3)**	(5.3)
Continuing operations	**888.4**	899.9	**40.6**	30.2

Included within operating profit are the following amounts for goodwill amortisation: Banking £8.4m (2004: £11.5m); Healthcare £21.5m (2004: £22.8m); and Sesame £22.2m (2004: £29.2m).

Included within the current year Group expenses is income of £2.7m (2004: £2.7m) arising on the disposal of the final one third of the warrants held in relation to WebMD common stock.

Included within the results of Sesame are revenues of £6.4m (2004: £7.6m) and operating profit of £0.9m (2004: £1.4m) in respect of AssureWeb Limited which was disposed of post year end.

The operating loss in Sesame, and the United Kingdom, includes £0.8m (2004: £1.4m) income from fixed asset investments. In addition, the operating loss of Sesame includes operating exceptional costs of £8.9m (2004: £8.0m), as described more fully in note 3.

OPERATING PROFIT (LOSS) BY LOCATION OF OPERATIONS

	OPERATING PROFIT (LOSS)	
all figures in £ millions	**2005**	2004
United Kingdom	**6.4**	(12.0)
Rest of Europe	**5.3**	8.1
Asia Pacific	**(4.8)**	1.7
Americas	**31.4**	29.3
Other	**2.3**	3.1
	40.6	30.2

Included within operating profit are the following amounts for goodwill amortisation: United Kingdom £24.7m (2004: £32.3m); Rest of Europe £nil (2004: £2.1m); Asia Pacific £0.1m (2004: £0.3m); and Americas £27.3m (2004: £28.8m).

The Directors consider that turnover by destination, the number of its employees by location of operations and the analysis of revenue by type and by business aids the understanding of the Group's global activities. These are as follows:

TURNOVER BY DESTINATION AND NUMBER OF EMPLOYEES BY LOCATION OF OPERATIONS

	TURNOVER BY DESTINATION		EMPLOYEES (AVERAGE)	
	2005	2004	**2005**	2004
	£m	£m	**number**	number
United Kingdom	**388.6**	414.6	**1,822**	1,928
Rest of Europe	**95.2**	84.1	**430**	473
Asia Pacific	**26.9**	33.5	**679**	518
Americas	**345.4**	340.2	**3,025**	3,006
Other	**32.3**	27.5	**551**	518
	888.4	899.9	**6,507**	6,443

ANALYSIS OF REVENUE BY TYPE AND BY BUSINESS

all figures in £ millions	**Banking**	**Healthcare**	**General Insurance**	**Sesame**	**2005 Total**
ILF	**72.1**	**56.6**	**2.0**	**-**	**130.7**
Maintenance	**115.5**	**108.6**	**11.9**	**2.8**	**238.8**
Transaction Processing	**9.3**	**65.1**	**13.6**	**310.0**	**398.0**
Professional Services	**47.8**	**29.6**	**3.9**	**6.4**	**87.7**
Hardware	**0.3**	**30.6**	**2.3**	**-**	**33.2**
	245.0	**290.5**	**33.7**	**319.2**	**888.4**

all figures in £ millions	Banking	Healthcare	General Insurance	Sesame	2004 Total
ILF	64.5	57.7	1.3	0.9	124.4
Maintenance	118.7	107.9	11.3	4.3	242.2
Transaction Processing	11.4	71.1	11.9	322.0	416.4
Professional Services	45.2	28.0	3.8	7.7	84.7
Hardware	0.4	28.9	2.9	-	32.2
	240.2	293.6	31.2	334.9	899.9

03 Exceptional items

OPERATING EXCEPTIONAL ITEMS

all figures in £ millions	**2005**	2004
Estimated costs and redress payments associated with future endowment complaints	**10.0**	-
Estimated costs and redress payments associated with the initial phase of a regulatory review of past sales of structured capital at risk products	**2.8**	-
Estimated costs and redress payments associated with a regulatory review of a former network member	**(3.9)**	8.0
	8.9	8.0

The operating exceptional items relate to Sesame.

Future endowment complaints

The operating exceptional charge of £10.0m is the estimated costs and redress payments in respect of endowment complaints that are anticipated to be received in the future, as described more fully in notes 16 and 18. Given its size, this charge has been treated as an operating exceptional item.

Regulatory review of structured capital at risk products

The operating exceptional charge of £2.8m is the estimated costs and redress payments arising from the reassessment of the past conclusions reached on complaints received in respect of sales of structured capital

at risk products. This reassessment forms part of a regulatory review which is described more fully in note 18. These costs have been treated as an operating exceptional charge given their size and because the majority of the sales were made before Misys acquired the relevant member network.

Former network member review

In the prior year an operating exceptional item of £8.0m was charged to the profit and loss account representing the estimated additional costs and redress payments associated with a regulatory review of one former network member of Sesame Limited (formerly Kestrel Financial Management Limited). During the year Sesame and the FSA have reached agreement on how this review should proceed and this work is well advanced. As a result the estimated additional costs and redress payments associated with the review have been recalculated resulting in a credit of £3.9m this year.

NON OPERATING EXCEPTIONAL ITEMS

In the current year a non operating exceptional charge of £2.7m has been made in relation to the impairment of the assets of AssureWeb Limited which was disposed of on 7 July 2005. There was no cash outflow in respect of this item in the year.

In the prior year a profit on the disposal and part disposal of operations of £0.4m was made relating to the disposal of the Misys Securities Trading Systems and certain parts of the Misys Asset Management Systems businesses and the part disposal of AssureWeb Limited (formerly AssureSoft Limited). The cash inflow on these items in the current year was £0.2m (2004: £18.7m), net of expenses and cash disposed of with the businesses.

04 Operating costs

all figures in £ millions	2005	2004
Cost of sales	**603.1**	619.0
Occupancy costs	**41.7**	43.3
Sales and marketing costs	**64.4**	61.7
Administrative expenditure	**67.5**	69.1
Other operating charges	**19.0**	13.1
Goodwill amortisation	**52.1**	63.5
	847.8	869.7

The Directors consider that the nature of the Group's business is such that the analysis of operating costs shown above is more informative than that required by the Companies Act 1985.

Included within administrative expenditure is the remuneration of the auditors for Group audit services of £1.0m (2004: £0.9m). In addition, other fees paid to the auditors, principally in respect of work such as international corporation and sales tax advice, totalled £0.9m (2004: £1.3m), including £0.7m (2004: £0.9m) within the United Kingdom.

Included within operating costs are operating lease charges of £15.6m (2004: £17.7m) in relation to land and buildings and £1.4m (2004: £1.8m) in relation to plant and machinery. A depreciation charge of £10.1m (2004: £11.0m) is included within operating costs.

Included within cost of sales is research and development expenditure of £90.7m (2004: £88.4m).

05 Net interest payable and similar charges

All figures in £ millions	2005	2004
Bank loans and overdraft interest payable	**(6.9)**	(2.2)
Interest on listed bonds	**(6.2)**	(5.7)
Amortisation of issue costs on financing	**(0.1)**	(1.1)
Other interest payable	**(0.2)**	(0.1)
Interest payable and similar charges	**(13.4)**	(9.1)
Interest receivable	**3.8**	2.8
Net interest payable and similar charges	**(9.6)**	(6.3)

The £6.2m (2004: £5.7m) interest paid or payable on the listed bonds comprises the interest payable in respect of the £750m subscription price of £32.7m (2004: £37.1m), the accretion in the value of the £370m payment to Cordon Limited of £25.6m (2004: £28.6m) and the interest on the deposit with Interval Limited of £0.9m (2004: £2.8m). See note 15 for a detailed description of these transactions.

06 Other finance costs

all figures in £ millions	2005	2004
Expected return on pension scheme assets	**2.0**	1.5
Interest on pension scheme liabilities	**(1.9)**	(1.8)
Unwinding of discount on property provision	**(0.8)**	(0.9)
	(0.7)	(1.2)

07 Tax on profit on ordinary activities

TAX ON ONGOING ORDINARY ACTIVITIES

all figures in £ millions	2005	2004
Current tax		
UK corporation tax at 30% (2004: 30%)	**3.1**	2.8
UK prior year items	**(2.4)**	(0.3)
Overseas taxation	**11.7**	10.5
Overseas prior year items	**(0.2)**	(1.1)
Irrecoverable withholding taxes	**1.8**	2.0
Total current tax	**14.0**	13.9
Deferred tax credit	**(1.2)**	(0.7)
	12.8	13.2

The tax charge for the current year is higher (2004: higher) than the standard rate of UK corporation tax based on profit before tax for the following reasons:

all figures in £ millions	2005	2004
Profit on ordinary activities before taxation	**27.6**	23.1
Tax on profit on ordinary activities at the standard rate of UK tax of 30%	**8.3**	6.9
Effects of:		
Expenses not deductible for tax purposes (primarily goodwill amortisation)	**13.1**	15.2
Profits arising overseas which are subject to rates of tax other than the UK standard rate	**(13.8)**	(14.3)
Effects of short term timing differences	**7.8**	7.1
Adjustments to UK tax charge in respect of prior periods	**(2.4)**	(0.3)
UK and overseas research and development tax credits	**(0.6)**	(1.6)
Adjustments to overseas tax charge in respect of prior periods	**(0.2)**	(1.1)
Irrecoverable withholding tax	**1.8**	2.0
Total current tax charge for the period	**14.0**	13.9

The exceptional items have no current tax impact in either year.

EXCEPTIONAL TAX CREDIT IN RESPECT OF PRIOR YEARS

During the prior year there was a £14.6m tax credit arising on the resolution of certain issues that had been subject to overseas tax audits. The tax credit reflected both the release of overseas current tax liabilities of £9.5m, and the establishment of £5.1m of deferred tax assets relating to future tax deductions. This was separately disclosed to provide more comparable and representative information on the ongoing tax on profit on ordinary activities.

08 Equity dividends

all figures in £ millions	**2005**	2004
Interim paid: 2.56p (2004: 2.44p) per ordinary share	**12.8**	13.4
Final proposed: 4.28p (2004: 4.08p) per ordinary share	**20.7**	20.7
	33.5	34.1

The final dividend of 4.28p (2004: 4.08p) per share, if approved at the AGM, will be paid on 19 September 2005 to shareholders appearing on the register at the close of business on 29 July 2005. The shares will become ex-dividend on 27 July 2005.

09 Earnings per share

Earnings per share ('EPS') has been calculated in accordance with FRS 14 'Earnings Per Share', by dividing profit attributable to shareholders by the weighted average number of shares in issue during the year.

Adjusted basic and diluted EPS are presented to provide more comparable and representative information on the continuing and established trading activities. Accordingly, the adjusted basic and diluted EPS figures exclude exceptional items, goodwill amortisation and the 2004 exceptional tax credit in respect of prior years.

all figures in £ millions	**2005**	2004
Profit attributable to shareholders	**14.4**	23.9
Goodwill amortisation	**52.1**	63.5
Exceptional items after taxation		
– Cost of regulatory reviews and endowment complaints	**8.9**	8.0
– Profit on disposal and part disposal of operations	**-**	(0.4)
– Impairment of assets on post year end sale of business	**2.7**	-
Exceptional tax credit in respect of prior years	**-**	(14.6)
Adjusted profit attributable to shareholders	**78.1**	80.4

all figures in millions	**2005**	2004
Average number of shares in issue	**499.5**	544.2
Share options and awards	**6.3**	6.9
Diluted average number of shares in issue	**505.8**	551.1

10 Financing

all figures in £ millions	**2005**	2004
Increase in borrowings	**23.2**	84.1
Capital element of finance leases	**(1.0)**	(0.7)
Payments for the purchase of own shares	**(52.9)**	(94.5)
Share options exercised	**3.7**	2.2
Net cash outflow from financing	**(27.0)**	(8.9)

11 Analysis of net debt

all figures in £ millions	At 1 June 2004	Cash flow	Other non cash changes	Differences on exchange	**At 31 May 2005**
Cash	107.0	(6.0)	–	0.6	**101.6**
Bank loans	(49.7)	(253.1)	(0.1)	(13.3)	**(316.2)**
Loan notes	(3.5)	1.4	–	–	**(2.1)**
Listed bonds	(235.0)	229.8	(7.1)	12.3	**-**
Finance leases	(2.0)	1.0	(1.1)	–	**(2.1)**
Net debt	(183.2)	(26.9)	(8.3)	(0.4)	**(218.8)**

The other non cash changes on listed bonds comprise the accretion on the payment to Cordon Limited of £7.1m (note 15).

12 Intangible assets – goodwill

all figures in £ millions	
Cost	
At 1 June 2004	419.7
Differences on exchange	1.5
Acquisitions	4.2
At 31 May 2005	**425.4**
Amortisation	
At 1 June 2004	207.1
Differences on exchange	1.2
Charge for the year	52.1
At 31 May 2005	**260.4**
Net book value	
At 31 May 2005	**165.0**
At 31 May 2004	212.6

Goodwill arising on acquisitions to date is being amortised on a straight line basis so as to write off the goodwill over its economic life, depending on the nature of the acquisition, for periods not normally exceeding 10 years. The range of economic lives used for accounting purposes is in line with the asset lives typically used internationally by IT product companies for these types of acquisitions, which the Directors believe to be the most appropriate periods.

Goodwill capitalised on acquisitions totalled £4.2m in the year, all in respect of current year acquisitions, with £0.7m amortisation being charged in relation to these acquisitions.

13 Stocks

all figures in £ millions	**2005**	2004
Work in progress (including contract work in progress)	**11.8**	8.1
Goods for resale	**1.2**	2.1
	13.0	10.2

14 Debtors

all figures in £ millions	**2005**	2004
Trade debtors	**73.1**	65.3
Corporation tax recoverable	**2.7**	3.0
Other debtors including recoverable amounts in IFA network (note 16)	**62.2**	35.6
Prepayments	**14.0**	16.1
Accrued income	**20.2**	16.4
Deferred taxation	**16.2**	15.0
	188.4	151.4

15 Creditors falling due after more than one year

all figures in £ millions	**2005**	2004
Due within one to two years		
Bank loans	**-**	40.0
Finance leases	**0.6**	0.6
Other creditors	**0.8**	-
	1.4	40.6
Due within two to five years		
Bank loans	**316.2**	0.2
Listed bonds	**-**	235.0
Finance leases	**0.5**	0.5
	316.7	235.7
	318.1	276.3

In the year to 31 May 2002 the Group issued a five year Eurobond which, together with the transactions summarised below, enabled it to raise net funding of up to £380m. In addition the Group had benefited from a short term $250m credit facility that had been negotiated during the year to 31 May 2004. During the current year the Eurobond and the existing bank loans were repaid and redeemed in full. They were replaced by loans drawn down against a new $850m revolving credit facility negotiated with a syndicate of banks.

BANK LOANS

The bank loans drawn down under the facility comprise £252.4m denominated in dollars and £65.0m in sterling. The year end dollar loan bore interest at 3.71% and the sterling loans bore interest at an average of 5.6%. All bank loans are unsecured. The facility was first drawn 14 March 2005 and has a maximum maturity of five years.

Facility arrangement fees of £1.3m were included in the original carrying value of net debt. The amounts in the balance sheet have been stated net of unamortised facility arrangement fees of £1.2m. These costs are allocated to the profit and loss account over the expected term of the facility.

The facility is guaranteed by Misys plc and certain other companies within the Group.

The Group is subject to certain financial covenants on its bank borrowings; these include a minimum ratio of operating profit, before depreciation and goodwill amortisation, to net interest; and a maximum ratio of net debt to operating profit, before depreciation and goodwill amortisation.

LISTED BOND

The five year Eurobond was a £750m, fixed rate bond issued by Misys International Finance Limited and listed on the Luxembourg Stock Exchange. The bond bore interest at 6.37%, but the net funding raised was converted into floating rate US dollar denominated debt through a series of interest rate and currency swaps.

JPMorgan Europe Limited contracted to subscribe (on maturity of the bond or on its earlier redemption) up to £750m for an issue of up to 750 million £1 preference shares by Misys International Finance Limited. JPMorgan Europe Limited has sold its rights and obligations with regards to these preference shares to Interval Limited, a company that is independent of the Group.

Misys International SA, a wholly owned subsidiary within the Group, paid £370m as an initial payment to Cordon Limited (a wholly owned subsidiary of Interval Limited). This figure represented the discounted price which was supplemented by a further payment of £232m on maturity redemption of the bond, for the rights to the preference shares noted above.

At 31 May 2004 Misys Finance Limited, also a wholly owned subsidiary within the Group, had a balance of £45m deposited with Interval Limited at an interest rate of 4.63%. Issue costs of £7.7m were included in the original carrying value of the debt, these had been fully amortised during the course of the prior year.

The Group had the ability to insist on a net settlement of the rights and obligations arising out of the above transactions. Accordingly the constituent elements of the above transactions had been offset in the Group balance sheet in the prior year.

16 Provisions for liabilities and charges

all figures in £ millions	Lapse	Regulatory reviews and complaints	Contingent consideration	Property	Other	Total
At 1 June 2004	25.2	12.1	0.4	20.1	6.6	64.4
Differences on exchange	–	–	–	–	0.1	0.1
Additional provisions charged to the profit and loss account	74.3	31.7	–	–	1.0	107.0
Unwinding of discount	–	–	–	0.8	–	0.8
Release of provisions	–	(3.3)	–	–	(0.5)	(3.8)
Utilisation of provisions	(63.7)	(5.6)	(0.3)	(2.9)	(5.2)	(77.7)
At 31 May 2005	**35.8**	**34.9**	**0.1**	**18.0**	**2.0**	**90.8**

IFA NETWORK PROVISIONS

	LAPSE			REGULATORY REVIEWS AND COMPLAINTS		
all figures in £ millions	Provision	Debtor	Net	Provision	Debtor	Net
At 1 June 2004	(25.2)	21.3	(3.9)	(12.1)	3.1	(9.0)
Net movement	(10.6)	10.5	(0.1)	(22.8)	13.0	(9.8)
At 31 May 2005	**(35.8)**	**31.8**	**(4.0)**	**(34.9)**	**16.1**	**(18.8)**

Lapse provisions of £35.8m (2004: £25.2m) are held in respect of commissions reclaimable by product providers on policies that may be cancelled within their indemnity period which is generally less than four years. The lapse provisions are mostly recoverable from members and are shown gross of the recoverable element, with the corresponding entry of £31.8m (2004: £21.3m) held within debtors.

Regulatory reviews and complaints provisions principally comprise amounts in respect of a specific review relating to a former network member, the costs arising from the initial stages of a regulatory review of structured capital at risk sales, the estimated costs arising from both received and future endowment complaints and the FSAVC and pensions review processes. These provisions are expected to be utilised over the next four years and are partly recoverable from members and through insurance cover. The amounts are shown gross of the estimated recoverable element of £16.1m (2004: £3.1m) which is included within debtors. As a result the net provision is £18.8m (2004: £9.0m).

The amounts charged to the profit and loss account in the year in respect of regulatory reviews and complaints were £7.9m (2004: £10.0m) including £8.9m (2004: £8.0m) recognised as operating exceptional items (see note 3).

The final cost of settling complaints is uncertain and depends upon the proportion of complaints ultimately proved to be valid, the redress cost on each policy, which in turn is dependent upon the performance of investment markets, and the administrative cost of handling the complaints. The recoverability of these costs will depend on whether the Sesame or member insurance policy responds and if so, what level of excess will apply and the ability of Sesame to recover costs from members, many of whom are no longer part of the network. In establishing the year end provision, assumptions have been made regarding each of these based

on recent actual experience. As a result the actual cost may differ from that for which provision has been made. No allowance has been made for any future regulatory action by the FSA.

Future endowment complaints

During the year, along with the rest of the industry, Sesame has experienced a significant increase in the volume of complaints from consumers about advice given by IFAs regarding the sales of endowment policies. This is due to increased consumer awareness, poor stock market performance over the life of the policies and action taken by the majority of product providers to crystallise their liabilities with regard to past endowment complaints.

Given the level of endowment complaints currently being received, the increasing rate at which these are being upheld and the expectation that the volumes of future complaints will be significant, a provision has also been made for the Directors' best estimate of the costs associated with complaints that will be received in the future with respect to past sales of endowments. Assets have been recognised with respect to the estimated recoveries from professional indemnity insurance and the network members who gave the original advice.

The net provision established for future endowment complaints at 31 May 2005, and included within the regulatory reviews and complaints provision, was £10.0m (2004: £nil). The charge in respect of this provision has been disclosed as an operating exceptional item given its size.

In calculating this figure significant judgement has been applied in estimating the volume of future endowment complaints, particularly where Sesame does not have records of the total number of endowment sales made prior to the acquisition by Misys of the networks involved. In addition, the volume and pattern of future endowment complaints will in part depend on future actions by product providers and the performance of investment markets. The effect of the significant uncertainties around the potential volume of future endowment complaints is compounded by the uncertainties surrounding the calculation of ultimate redress cost described above. As a result the final cost of future endowment complaints, which includes the administrative costs of handling these complaints, could be greater or less than that for which provision has been made.

OTHER PROVISIONS

Contingent consideration is non interest bearing and is payable in cash.

The property provisions comprise the net present value of the estimated future costs of vacant and sublet properties and the excess over market value for occupied properties of subsidiaries acquired in previous years. The provision relating to vacant and sublet properties is expected to be utilised on average over the next eight years, and the excess over market value provision over the next seven years.

Included in other provisions are amounts primarily in respect of litigation and non property related onerous contracts.

17 Deferred income

all figures in £ millions	2005	2004
To be recognised within one year		
Maintenance fees	76.9	73.7
Other income	31.9	38.1
	108.8	111.8
To be recognised after more than one year		
Maintenance fees	3.5	2.8
Other income	5.0	7.5
	8.5	10.3
	117.3	122.1

Deferred maintenance fees represent amounts invoiced in advance for contracts which provide technical support, trouble shooting assistance (helpdesk etc) in addition to upgrades and enhancements to the Group's software products, and also hardware maintenance. Maintenance fees are recognised as revenue rateably as the services are provided over the period of the contract. Deferred other income represents amounts invoiced, including deposits, in respect of initial licence fees for software products and professional services for which the revenue recognition criteria have yet to be satisfied.

18 Contingent liabilities

Within Sesame, the regulatory requirements governing the IFA network business receive significant attention. Compliance with these regulations is subject to a process of ongoing review and appraisal by both the FSA and the Directors. Provision is made for the costs arising from specific regulatory reviews as well as from complaints from consumers, both received and anticipated, where these can be reliably estimated as set out in note 16.

In common with other companies in the sector a thematic review of Sesame's and its predecessor networks' past sales of structured capital at risk products was carried out by the FSA during the year. As a result of the review Sesame agreed to reassess the conclusions reached on historic complaints received, review promotional material and carry out a review of the suitability of a sample of sales selected from the general population of sales of structured capital at risk products made by its network members.

The reassessment of the complaints received to date is at an advanced stage. Based on the results of this work to date a charge of £2.8m (2004: £nil) has been recorded during the year. The charge has been disclosed as an operating exceptional item given its size and the fact that the majority of the sales were made before the Misys acquired the relevant member network.

The review of promotional material is at an early stage.

Sesame has recently provided the FSA with the preliminary findings of the review and, on the basis of this review, it is likely that a further more detailed review of some element of the full population of sales will be necessary. The extent of any further review is not known and will be subject to agreement with the FSA.

At present, it is not possible to estimate the costs of review or redress that may be incurred as a result of any further review work, including that in respect of promotional material. As a result no provision has been made for this potential liability. Further review work is likely to result in additional provisions being made which themselves may be material but, in the opinion of the Directors, should not have a material effect on the value of the Misys Group. Insurance cover and amounts recoverable from network members may be available to offset a portion of any potential liability.

19 Reserves

PROFIT AND LOSS ACCOUNT RESERVE

all figures in £ millions	Own shares	Treasury shares	Profit and loss account	Total
At 1 June 2004	(61.2)	(53.0)	(142.3)	(256.5)
Net exchange adjustments	–	–	(1.1)	(1.1)
Loss retained for the year	–	–	(19.1)	(19.1)
Purchase of own shares	–	(52.9)	–	(52.9)
Shares vested	6.7	3.3	(7.5)	2.5
Other movements on investment in own shares	(0.3)	0.3	0.6	0.6
Actuarial loss on the pension scheme	–	–	(2.5)	(2.5)
Movement on deferred tax relating to the pension scheme	–	–	0.8	0.8
At 31 May 2005	**(54.8)**	**(102.3)**	**(171.1)**	**(328.2)**

The cumulative positive goodwill written off against profit and loss account reserves is £907.3m (2004: £904.2m). The goodwill written off to reserves increased by £3.1m in the year due to movements on exchange with the equal and opposite gain in the profit and loss reserve.

Included in net exchange adjustments are exchange gains of £3.5m (2004: losses of £9.6m) arising on borrowings denominated in, or swapped into, foreign currencies designated as hedges of net investments overseas.

PRNUK-2007051614-8E27

Robert Ingram, a non-executive Director, has announced his retirement from the Board with effect from the conclusion of the Company's AGM on 13 September 2005.

Commenting, Kevin Lomax, Executive Chairman said: 'Over the last three and a half years, Bob has made a valuable contribution to the development of the Group and the Board wishes him well for the future.'

End.

20.07.05

Enquiries

Andrew Farmer	Head of Investor Relations	Tel: 020 7368 2307 Mob: 07909 895094
Susan Cottam	Group Communications Director	Tel: 020 7368 2305 Mob: 07957 807721

MISYS

11 July 2005

Misys plc

Sesame sells stake in Assureweb

Misys plc, the global software company, today, 11 July 2005, announces that Sesame, a wholly owned subsidiary, has sold its 60% stake in Assureweb Limited, the B2B internet portal for transaction of life and pensions business. The transaction will be executed by Assureweb buying back Sesame's shares. The five existing investing providers (AEGON UK, Clerical Medical, Friends Provident, Norwich Union and Scottish Widows) will increase their collective ownership stake in Assureweb from 40% to 100% and take full operational responsibility for Assureweb. Assureweb has gross assets of approximately £12m.

Sesame will remain committed to the Assureweb platform but believes that the business has progressed to a stage both technically and operationally where it should now be taken forward by the product providers as a portal for the IFA community. This necessary change in the ownership structure allows the product providers to decide how they wish to develop the Assureweb proposition so that it works most effectively for intermediaries and thereby achieves effective industry penetration.

The disposal of Sesame's stake in Assureweb is likely to give rise to a small accounting loss on disposal.

Ends

Enquiries:

Susan Cottam
Group Communications Director
Misys plc
Tel: +44 (0)207 368 2305
Email: susan.cottam@misys.co.uk

Andrew Farmer
Head of Investor Relations
Misys plc
Tel: +44 (0) 20 7368 2307
E-mail: andrew.farmer@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries and the UK general insurance industry, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking it is one of the top four software providers worldwide and the largest outside the US, with a client base that includes 90% of the world's top 50 banks. In healthcare it is a top five software provider in the US market, serving more than 92,000 physicians in 18,000 practice locations, 1,250 hospitals and 600 home care providers. In UK general insurance it is the market leader in software solutions. Through Sesame, a wholly-owned subsidiary, it is also a leading provider of support services to over 8,000 financial advisers in the UK. Misys employs over 6000 people internationally and has customers in over 120 countries. For more information, visit www.misys.com

Misys. Making things that really matter, work better.

MISYS

For Immediate Release

8 July 2005

Misys acquires Almonde – Creating a market leader in Basel II, ALM and IAS risk management solutions

- Misys Banking Systems expands risk management capabilities to meet growing market demand and take a leading position in the market -

Misys plc announces today, 8 July 2005, that it has acquired the leading regulatory risk management software firm, Almonde, for €15m. The acquisition will bring together Almonde's market leading asset and liability management (ALM) and regulatory compliance solutions (Basel II, IAS and FTP) with Misys Banking Systems' existing Risk solutions for limits management, market, operational and credit risk, collateral management, securitisation and economic capital as well as its core banking, trading and back-office platforms used by 1400+ clients worldwide.

Broadening the Misys risk management offering from banks' trading book operations to incorporate the banking book activities, will enable Misys customers to have a clear view of their full risk and profitability profile including the correlation effects, at both the global and transactional levels across the organisation.

The combined expertise of Almonde and Misys will bring together the leading forces in risk management technology to enable banks and corporate customers to manage their risks across the whole organisation for Basel II or IAS compliance, risk exposure around ALM, or improving profitability around funds transfer pricing.

Misys and Almonde have been working together closely for the past year and had already formed a strategic partnership to provide financial institutions with comprehensive Basel II and ALM solutions. This was the next logical step in building on the close partnership, according to Michel van Leeuwen, CEO, Risk Management, Misys Banking Systems.

"The complementary nature of our two businesses and the successes we have already achieved together with customers such as BCEN Eurobank and SAIB meant that combining our businesses was a natural step to take. The combined technology strength, knowledge and infrastructure around risk and regulatory compliance, positions Misys at the forefront of the risk management industry. Demand from our customers for a more wide-ranging set of risk solutions has been growing and Almonde's experience enhances Misys Banking Systems ability to address this critical and often urgent need. Over the next 12 months, we will see huge changes in the risk management market. This acquisition enables us to provide financial institutions with a sound platform to focus on regulatory compliance and, when required, manage their economic capital concerns effectively".

Shawn Convery, Co-founder of Almonde, adds, "Banks and corporate customers will now be able to buy a truly complete risk solution, with our technology and expertise integrated into Misys broad portfolio of banking systems. Almonde has earned widespread acclaim within the risk community for the sophistication of its analytics, multi-dimensional analysis and flexible and robust architecture, winning **Risk Magazine's Software Product of the Year in 2003**. We are delighted to be joining forces with the best in the risk management business. We look forward to providing banks with both regulatory and best practice risk management solutions so that they are better equipped to calculate their exposure to risks across the whole organisation. "

Ivan Martin, CEO, Misys Banking Systems, said: "This acquisition is a significant development for risk management in the international banking market and is an example of our company strategy of organic growth complemented by product and market enhancing acquisitions."

Ends

Enquiries:

Susan Cottam
Group Communications Director
Misys plc
Tel: +44 (0)207 368 2305
Email: susan.cottam@misys.co.uk

Andrew Farmer
Head of Investor Relations
Misys plc
Tel: +44 (0) 20 7368 2307
E-mail: andrew.farmer@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries and the UK general insurance industry, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking it is one of the top four software providers worldwide and the largest outside the US, with a client base that includes 90% of the world's top 50 banks. In healthcare it is a top five software provider in the US market, serving more than 92,000 physicians in 18,000 practice locations, 1,250 hospitals and 600 home care providers. In UK general insurance it is the market leader in software solutions. Through Sesame, a wholly-owned subsidiary, it is also a leading provider of support services to over 8,000 financial advisers in the UK. Misys employs over 6000 people internationally and has customers in over 120 countries. For more information, visit **www.misys.com**

Misys. Making things that really matter, work better.

EMBARGOED 7.00AM
Wednesday, 22 June 2005

MISYS PLC

TRADING UPDATE FOR THE YEAR TO 31 MAY 2005

A conference call for analysts and investors, chaired by Kevin Lomax, Executive Chairman, will be held at 09.00hrs today. Details of the call can be found at the end of this Trading Update. The preliminary results will be announced on 21 July 2005.

Commenting on the Trading Update, Kevin Lomax, Executive Chairman, Misys, said:

"We are encouraged by our performance for the full year: the momentum achieved in the first half has been maintained. This performance reflects some improvement in trading conditions but in particular the benefit of the actions we have taken. We continue to invest across our product range and to reposition Misys for growth. It has been a year of real progress and this gives us confidence for the future."

FINANCIAL AND BUSINESS HIGHLIGHTS FOR THE FULL YEAR

- Overall trading performance for the year towards the upper end of market expectations
- Adjusted basic EPS* expected in the range of 15.2p to 15.7p per share
- Banking (like for like**): ILF order intake up 16% at £76m, closing ILF order book up 18% at £31m, total revenues up 7%
- Healthcare (like for like**): ILF order intake up 7% at £56m, closing ILF order book down 5% at £29m, total revenues up 6%
- General Insurance: revenues up 8%
- Sesame: increase in number of Registered Individuals (RIs), trading in line with expectations

* Adjusted basic EPS is calculated pre goodwill amortisation and is based on an average number of shares in issue of 499m.

** Where like for like data is provided, it is at constant exchange rates and excludes non comparable periods in respect of acquisitions and disposals.

The figures in this Trading Update are unaudited and prepared in accordance with UK GAAP. Within this Trading Update all comments relating to operating profit are pre goodwill amortisation.

Further information on the results for the period under review on both an as reported and like for like basis is contained in the Notes to this Trading Update.

OVERVIEW

The Company's performance in the year has been encouraging, demonstrating that the momentum achieved in the first half has been maintained. This performance reflects some improvement in trading conditions but in particular the benefit of our increased investment across our business as we continue to expand our development capabilities and enhance product functionality. We are continuing to implement the strategies we put in place to reposition our business for organic growth. Clearly, sustained successful execution remains essential. However, we regard the last year as one of real progress, which gives us confidence for the future.

BANKING DIVISION

On a like for like basis (see note 1) total revenues were up 7%. On a reported basis revenues were up 2%. Operating margins on a reported basis are expected to increase to around 18%, up from 16% in the prior year.

Like for like Initial Licence Fee (ILF) order intake increased by 16%. This reflects a satisfactory overall performance in treasury and capital markets and strong performances across wholesale, risk and retail. The closing ILF order book was £31m, up 18% on the prior year.

Like for like ILF revenues were up 13%. Maintenance revenues were up 2%, like for like, once again demonstrating the long term stability of our large customer base.

As previously indicated, protracted negotiation especially in the larger contracts is now a feature of the market, making it more difficult to predict when deals which have been awarded will be signed. While in the first half a number of deals slipped beyond the period end, the second half performance reflected the signing of a number of large deals.

Professional Services revenues rose by 12%, like for like, over the prior year. Whilst we saw strong growth in the first half, growth in the second half was slower than we had anticipated. This was due to a number of contracts with both ILF and large Professional Services content being signed later than expected in the second half and therefore implementation being delayed. We are however encouraged by the strength of the Professional Services backlog.

With effect from 1 June 2005, we have created a new business, Treasury and Capital Markets, by combining three of our major products groups, Summit, Misys OPICS and MisysIQ. This business, led from New York, brings together our proven expertise and world class products in a single operation, enabling Misys to accelerate product development and enhance customer service. The new entity is one of the largest suppliers of treasury and capital markets systems.

(note 1): In order to make a like for like comparison of the results we have excluded from the prior (comparator) period the asset management and securities trading businesses sold in late calendar 2003 and from the current year, the non comparable periods from MisysIQ, acquired in January 2004, and IDOM acquired in August 2004, and the effects of exchange rate movements.

HEALTHCARE DIVISION

On a like for like basis (see note 2) total revenues were up 6%. On a reported basis they were down 1% due to further adverse movement in exchange rates. As expected the additional investment in Misys EMR and the final phase of the investment in Misys CPR totalled $10m compared with $4m (Misys CPR only) in the prior year. The underlying operating margins before these additional investments are expected to be slightly ahead of last year but on a reported basis, after these investments, operating margins will be slightly below last year.

Like for like ILF order intake increased by 7%, reflecting in particular continued strong demand for our electronic medical record (EMR) offering. Like for like ILF revenues were up 5%, despite being flat in the first half. This was mainly a result of more timely conversion of EMR orders to revenue compared with the first half. As a consequence, the closing ILF order book was £29m, 5% below the prior year.

As we have previously indicated, Professional Services are becoming more significant in our sales mix as the shift in demand to clinical products such as Misys EMR and Misys CPR continues. This has resulted in like for like total order intake growth increasing at a more significant rate than the growth seen in like for like ILF order intake. In addition, like for like Professional Services revenues grew by 10%. Given the momentum seen in Professional Services order intake during the year we expect revenue in future periods to benefit from this backlog.

(note 2): In order to make a like for like comparison of the results we have excluded the effects of exchange rate movements, and any contribution from Misys CPR, acquired in July 2003, for the first two months of the year.

GENERAL INSURANCE

This market leading business continued to perform strongly. Reported revenues grew by 8% driven by new product offerings attracting larger new name customers. Operating margins are expected to be in line with last year.

SESAME

Reported revenues in Sesame were 5% lower than the prior year with profits in line with expectations. The business saw an increase in the number of RIs, with growth in its non-regulated network, Sesame Direct, being particularly strong driven by demand for mortgage and general insurance offerings. Sesame is actively working with the Financial Services Authority (FSA) to gain approval for its multi-tie proposition, and it is expected to be launched in the near future.

While we expect Sesame to make good progress in the future, operating profit in the current year is unlikely to exceed that achieved in the year ended 31 May 2005. This is primarily due to Sesame's multi-tie offering having not yet been launched and the continued investment in its compliance procedures.

It is Misys' stated intention to divest the Sesame business. To assist in this process, Lexicon Partners, the specialist corporate finance firm, have been appointed to undertake preparatory work. At the time of our interim results in January 2005 we commented that we expect divestment to take place within 12-18 months, and our expectations remain unchanged.

TAXATION, INTEREST AND CORPORATE MATTERS

The underlying tax rate is expected to be an effective rate on profit before taxation and goodwill amortisation of no more than 15%.

Net interest payable for the full year was, as expected, well ahead of the prior year at between £10m and £11m due to higher prevailing interest rates and higher average net debt. Current market expectations are for a significant increase in US$ interest rates which if they materialise will result in an interest charge for the coming year in the region of £15m.

Group costs will no longer benefit from the profits on sale of the WebMD warrants, as the last tranche of these was recently disposed of for a £3m profit.

ENDS

Enquiries:

Susan Cottam, Group Communications Director
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721

Andrew Farmer, Head of Investor Relations
Tel: +44 (0) 20 7368 2307
Mob: +44 (0) 7909 895 094

A conference call for analysts and investors, chaired by Kevin Lomax, Executive Chairman will be held at 09.00hrs today. To access this call dial +44 (0) 1296 480 180; Passcode 466827. The call will be available for replay on +44 (0) 1296 618 700; Passcode 531756 until 10.00hrs UK time on 12 July 2005.

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries and the UK general insurance industry, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking it is one of the top four software providers worldwide and the largest outside the US, with over 1,200 customers, including 90% of the world's top 50 banks. In healthcare it is a top five software provider in the US market, serving more than 92,000 physicians in 18,000 practice locations, 1,250 hospitals and 600 home care providers. In UK general insurance it is the market leader in software solutions. Through Sesame, a wholly-owned subsidiary, it is also a leading provider of support services to over 8,000 financial advisers in the UK. Misys employs over 6000 people internationally and has customers in over 120 countries. For more information, visit **www.misys.com**

NOTES

These Notes are provided to assist assessment of the performance of the Group from this Trading Update.

All figures below are unaudited. The data below has been provided on both an as reported basis and on a like for like basis. In this Trading Update the like for like numbers provide a more accurate representation of the underlying trading performance of the business in the period under review. The like for like results exclude the results of the businesses disposed and the incremental benefit of acquisitions made in the current and comparator periods. Like for like figures are quoted in sterling using average exchange rates for the year ending 31 May 2005. Operating margin information is presented pre goodwill amortisation and, in the prior year, the operating exceptional item.

GROUP

	AS REPORTED			LIKE FOR LIKE	
	FY: 2004	FY 2005		FY:2005	
	£m	% Change	£m	% Change	£m
REVENUE					
Group total	899.9	(1%)		2%	
Banking	240.2	2%		7%	
Healthcare	293.6	(1%)		6%	
General Insurance	31.2	8%		8%	
Sesame	334.9	(5%)		(5%)	
Group operating margin	11%	around 11%			
Tax rate		No more than 15%			

Net interest payable and other finance costs are between £10m and £11m.

During the year the Group purchased 26m shares, which are being held as Treasury shares, and these purchases together with those made last year reduced the average number of shares in issue that is used in the basic EPS calculation to 499m compared with 544m last year. Adjusted basic EPS for the year is expected to be in the range of 15.2p to 15.7p per share.

BANKING DIVISION

	AS REPORTED			LIKE FOR LIKE	
	FY: 2004	FY 2005		FY:2005	
	£m	% Change	£m	% Change	£m
REVENUE					
Total revenue	240.2	2%		7%	
Initial Licence Fees (ILF)	64.5	12%		13%	
Professional Services	45.2	6%		12%	
Maintenance	118.7	(3%)		2%	
ILF order intake	67	15%	77	16%	76
Closing ILF order book	27	17%	31	18%	31
Operating margin	16%	around 18%			

HEALTHCARE DIVISION

	AS REPORTED FY: 2004 £m	FY 2005 % Change	FY 2005 £m	LIKE FOR LIKE FY:2005 % Change	LIKE FOR LIKE FY:2005 £m
REVENUE					
Total revenue	293.6	(1%)		6%	
Initial Licence Fees (ILF)	57.7	(2%)		5%	
Maintenance	107.9	1%		7%	
Professional Services	28.0	6%		10%	
Transaction Processing	71.1	(8%)		(1%)	
ILF order intake	52	6%	55	7%	56
Closing ILF order book	31	(4%)	29	(5%)	29
Operating margin	15%	slightly below last year			
CPR/EMR incremental investment	3		6		

GENERAL INSURANCE

	AS REPORTED FY: 2004 £m	FY: 2005 % Change
Revenue	31.2	8%
	Operating margins in line with last year	

SESAME

	AS REPORTED FY: 2004 £m	FY: 2005 % Change
Revenue	334.9	(5%)
	Trading in line with expectations	

	Average number of RIs FY: 2004	Average number of RIs FY: 2005	Closing number of RIs 31 May 2004	Closing number of RIs 30 November 2004	Closing number of RIs 31 May 2005
Network	5,000	5,050	5,000	5,200	5,050
Sesame Direct	1,300	2,350	1,550	2,400	3,100
Total	6,300	7,400	6,550	7,600	8,150

FOREIGN EXCHANGE

The principal foreign exchange rates used by the Group are detailed in the table below.

	At 31 May 2004 Closing	At 31 May 2004 Average	At 31 May 2005 Closing	At 31 May 2005 Average
US Dollar	1.8329	1.7264	1.8229	1.8586
Euro	1.5004	1.4515	1.4762	1.4618